                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-95009

                                [MYPOINTS LOGO]

                                4,000,000 SHARES

                                  COMMON STOCK
                           -------------------------

     MyPoints.com, Inc. is offering 2,300,000 shares of common stock. The selling stockholders identified in this prospectus are offering an additional 1,700,000 shares. MyPoints.com will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

     Our common stock is quoted on the Nasdaq National Market under the symbol "MYPT." The last reported sale price of the common stock on February 23, 2000 was $46.00 per share.
                           -------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                           -------------------------

                                                              PER SHARE       TOTAL
                                                              ---------    ------------
Public Offering Price.......................................   $45.88      $183,500,000
Underwriting Discounts and Commissions......................   $ 2.41      $  9,640,000
Proceeds to MyPoints.com, Inc...............................   $43.47      $ 99,969,500
Proceeds to the Selling Stockholders........................   $43.47      $ 73,890,500

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The underwriters may also purchase up to an additional 600,000 shares at the public offering price, less the underwriting discounts and commissions, within 30 days of this prospectus to cover over-allotments.

                           -------------------------

                          Joint book-running managers

ROBERTSON STEPHENS                                           MERRILL LYNCH & CO.
                           -------------------------

SALOMON SMITH BARNEY
                            BEAR, STEARNS & CO. INC.
                                                            J.P. MORGAN & CO.

               The date of this prospectus is February 23, 2000.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, REFERENCES TO "MYPOINTS.COM," "WE," "US" AND "OUR" REFER TO MYPOINTS.COM, INC. AND ITS SUBSIDIARIES, AND REFERENCES TO "MYPOINTS" REFER TO THE BRAND NAME OF OUR PRODUCTS AND SERVICES.

                           -------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    4
Risk Factors................................................    7
Forward-Looking Statements..................................   17
Use of Proceeds.............................................   18
Price Range of Common Stock.................................   18
Dividend Policy.............................................   18
Capitalization..............................................   19
Dilution....................................................   20
Selected Consolidated Financial Data........................   21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   22
Business....................................................   32
Management..................................................   46
Transactions with Directors, Executive Officers and
  Principal Stockholders....................................   56
Principal and Selling Stockholders..........................   59
Description of Capital Stock................................   62
Shares Eligible For Future Sale.............................   65
Underwriting................................................   67
Legal Matters...............................................   69
Experts.....................................................   69
Where You Can Find Additional Information...................   69
Index to Financial Statements...............................  F-1

                           -------------------------

     MyPoints, BonusMail and Rew@rds are registered service marks, and MyPoints.com, the MyPoints logo, the MyPoints BonusMail logo, MyPoints Shopping!, Digital Loyalty Engine and Intellipost are trademarks, of MyPoints.com, Inc. Prodigy is a registered trademark, and Prodigy Internet, Prodigy Points and the Prodigy Internet logo are trademarks, of Prodigy Communications Corporation. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                                    SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully.

                                  MYPOINTS.COM

     MyPoints.com is a leading provider of internet direct marketing services and customer loyalty infrastructure. Our database-driven direct marketing service, MyPoints, offers direct marketers an approach to internet advertising that is designed to enhance customer acquisition and retention efforts by integrating targeted email and web-based offers with incentives to respond to those offers. Our rewards-based shopping channel, MyPoints Shopping!, provides web users with the ability to earn points for every dollar spent at select retail sites. Points earned in the MyPoints program may be redeemed for a wide variety of products and services, such as gift certificates, travel awards and prepaid phone cards. Our approach to e-commerce provides internet consumers with the opportunity to earn rewards by responding to direct offers and by shopping, and provides businesses with an integrated set of online customer acquisition and retention tools. In addition, we build and manage co-branded and private label online customer loyalty programs for our loyalty partners.

     When consumers enroll in the MyPoints program, they give us permission to send them targeted online offers, and they receive rewards points for completing surveys that provide us with demographic and behavioral information. MyPoints members earn additional points by responding to direct marketing offers, making online and offline purchases, and providing us with additional demographic and behavioral data through surveys on a secure, confidential basis. Members may redeem points they earn online for products and services from our rewards providers. Our member profile database is continuously enriched with transactional data gathered through members' interactions with promotional offers, select retail sites, the completion of surveys and the redemption of points.

     We have built a member database containing more than six million consumer data profiles. We principally earn revenues by delivering online direct marketing offers to our membership base. We charge advertisers a fee based on offers delivered, qualified responses generated and qualified purchases made. In the fourth quarter of 1999, we provided direct marketing services to 284 advertisers, including leading brands such as BMG Entertainment, Garden.com, MotherNature.com and Sprint. Our more than 50 rewards providers include Barnes & Noble, Macy's, Sprint and Tower Records. According to PC Data, a leading web rating service, the MyPoints.com web site, www.mypoints.com, was the internet's fifth most popular shopping site in December 1999.

                               MARKET OPPORTUNITY

     Businesses engage in various forms of offline and online direct marketing to generate sales of products or services. Traditional forms of offline direct marketing include catalog mailings, magazine inserts and telesales. Online direct marketing takes the form of email and web-based promotional offers. Online direct marketing allows advertisers to use technology-based tools to give them rapid feedback on campaigns, which can be used to tailor new campaigns and targeted offers.

     Advertisers are committing relatively more dollars to online direct marketing than to other forms of internet advertising, such as brand marketing using banner advertisements. Forrester Research, a leading internet research firm, projects internet advertising expenditures in the U.S. to increase from $2.8 billion in 1999 to $22.2 billion in 2004. Forrester estimates that direct marketing will account for 53% of total online advertising expenditures in the U.S. in 2004, up from 15% in 1999.

     In addition to the growing use of the internet as a direct marketing medium, as the number of internet users and web sites increases, the relative importance to businesses of customer retention is also increasing. The most recent survey by the web research firm NFO Interactive found that approximately 53% of online customers would increase the amount they spend in online transactions if loyalty points were offered. As a result of these factors, leading online merchants and content providers are launching and testing programs aimed at retaining their most valuable customers. The challenges that these businesses face in establishing online loyalty programs include the costs of implementing and operating the programs and the ability to provide customers with sufficient opportunities to earn and redeem awards. We believe that these challenges will lead many companies to outsource this aspect of their customer retention programs to providers capable of delivering comprehensive loyalty management services.

     Because of continuing corporate interest in using the internet to acquire customers, and because of the need for online businesses to find effective ways to retain customers once they have attracted them, we believe there is a significant opportunity for a company that can overcome the barriers to direct marketing and loyalty on the internet, and bring cost-effective, integrated direct marketing and loyalty solutions to the online market.

                             CORPORATE INFORMATION

     MyPoints.com was incorporated in Delaware under the name Intellipost Corporation in November 1996. In March 1999, we changed our name to MyPoints.com, Inc. Our principal executive offices are located at 100 California Street, 11th Floor, San Francisco, California 94111. Our telephone number at this location is (415) 676-3700. Our corporate email address is
info@mypoints.com.
                           -------------------------

                                  THE OFFERING

Common stock offered by MyPoints.com........    2,300,000 shares

Common stock offered by selling
stockholders................................    1,700,000 shares

Common stock to be outstanding after the
offering....................................    28,224,533 shares

Use of proceeds.............................    For general corporate purposes,
                                                including working capital,
                                                membership expansion,
                                                advertising, expansion of our
                                                sales and marketing operations,
                                                branding, technology
                                                enhancements, new products and
                                                services including international
                                                ventures, funding of points
                                                liability, expansion of network
                                                infrastructure, as well as
                                                possible strategic investments
                                                or acquisitions. See "Use of
                                                Proceeds."

Nasdaq National Market symbol...............    MYPT

     Common stock to be outstanding after the offering is based on 25,924,533 shares of common stock outstanding as of December 31, 1999. It does not include:

     - 5,388,218 shares issuable upon exercise of stock options outstanding as of December 31, 1999;

     - 437,810 shares available for future grant or issuance under our stock option and stock purchase plans as of December 31, 1999; and

     - 277,477 shares issuable upon exercise of warrants outstanding as of December 31, 1999.

     Except as otherwise indicated, all of the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     See Note 3 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of weighted average shares used in computing per share data.

                                                              YEARS ENDED DECEMBER 31,
                                                           ------------------------------
                                                            1997       1998        1999
                                                           -------    -------    --------
STATEMENT OF OPERATIONS DATA:
Revenues.................................................  $   151    $ 1,286    $ 24,140
Gross profit.............................................       73        165      16,733
Total operating expenses.................................    3,018      8,494      54,683
Operating loss...........................................   (2,945)    (8,329)    (37,950)
Net loss.................................................   (2,889)    (8,266)    (37,456)
Net loss attributable to common stockholders.............  $(2,889)   $(8,266)   $(47,256)
Net loss per share:
  Basic and diluted......................................  $ (2.56)   $ (4.37)   $  (3.53)
  Weighted average shares -- basic and diluted...........    1,127      1,890      13,397

     In the pro forma column, we have adjusted the actual balance sheet data to give effect to receipt of the net proceeds from the sale in this offering of the 2,300,000 shares of common stock offered by us at a public offering price of $45.88 per share, after deducting the underwriting discounts and commissions and estimated offering expenses.

                                                                DECEMBER 31, 1999
                                                              ---------------------
                                                               ACTUAL     PRO FORMA
                                                              --------    ---------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 21,792    $120,762
Working capital.............................................    10,948     109,918
Total assets................................................    55,669     154,639
Long-term obligations, less current maturities..............     1,029       1,029
Accumulated deficit.........................................   (58,478)    (58,478)
Total stockholders' equity..................................    28,853     127,823

                                  RISK FACTORS

     You should consider the risks described below before making an investment decision. Our business, results of operations and financial condition could be materially and adversely affected by any of the following risks. The trading price of our common stock could decline due to any of the following risks, and you might lose all or part of your investment.

                       RISKS ASSOCIATED WITH OUR BUSINESS

WE HAVE ONLY A LIMITED OPERATING HISTORY THAT INVESTORS MAY USE TO ASSESS OUR FUTURE PROSPECTS

     We have only a limited operating history upon which you can evaluate our business. We commenced operations in November 1996 and did not begin to generate revenues until July 1997. We have not and may never generate sufficient revenues to achieve profitability. Although we have experienced revenue growth in recent periods, these growth rates may not be sustainable or indicative of our future growth. We have limited experience addressing challenges frequently encountered by early-stage companies in the electronic commerce and direct marketing industries. We may not be successful in addressing these risks, and our business strategy may not be successful. In addition, we have never operated during a general economic downturn in the United States, which typically adversely affects advertising and marketing expenditures and retail sales. Accordingly, our limited operating history does not provide investors with a meaningful basis for evaluating an investment in our common stock.

WE HAVE A HISTORY OF LOSSES AND EXPECT LOSSES TO CONTINUE AT LEAST THROUGH 2001

     Our accumulated deficit as of December 31, 1999 was $58.5 million. We have never operated profitably and, given our planned level of operating expenses, we expect to continue to incur losses at least through 2001. We plan to increase our operating expenses as we continue to build infrastructure to support the expansion of our business. Our losses may increase in the future, and even if we achieve our revenue targets, we may not be able to sustain or increase profitability on a quarterly or annual basis. If our revenues grow more slowly than we anticipate, or if our operating expenses exceed our expectations and cannot be adjusted accordingly, our losses could continue beyond our present expectations.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS, WHICH COULD AFFECT OUR STOCK PRICE

     Our revenue and operating results may vary significantly from quarter to quarter due to a number of factors, some of which are outside of our control. As a result, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall. The factors most likely to produce varied results include:

     - the advertising budget cycles of individual advertisers;

     - the number of reward points redeemed by our members and the costs associated with these redemptions;

     - changes in the mix of our business;

     - changes in marketing and advertising costs that we incur to attract and retain members;

     - changes in our pricing policies, the pricing policies of our competitors or the pricing policies for internet advertising generally; and

     - unexpected costs and delays relating to the expansion of our operations.

     Due to these factors, revenues and operating results are difficult to forecast and you should not rely on period to period comparisons of results of operations as an indication of our future performance.

OUR OPERATING RESULTS ARE SUBJECT TO SEASONAL FLUCTUATIONS THAT COULD IMPACT OUR GROWTH AND AFFECT OUR STOCK PRICE

     We believe that our revenues will be subject to seasonal fluctuations as a result of general patterns of retail advertising, which are typically higher during the fourth calendar quarter. In addition, expenditures by advertisers tend to be cyclical, reflecting general economic conditions and consumer buying patterns. The extent of these seasonal fluctuations in any period may be difficult to predict and, if the fluctuations are greater than our expectations, our growth rate would decline. In this event, the price of our common stock may fall.

WE MAY HAVE DIFFICULTIES INTEGRATING RECENT AND FUTURE ACQUISITIONS AND ANY FAILURE TO SUCCESSFULLY INTEGRATE ACQUIRED COMPANIES WOULD REDUCE OUR ABILITY TO REALIZE THE ANTICIPATED VALUE OF THE ACQUISITION

     We may pursue acquisitions in the future. Based on our experiences with our first acquisition, we expect to face numerous risks and uncertainties generally associated with acquisitions, including:

     - potentially adverse effects on our reported results of operations from acquisition-related charges and amortization of goodwill and purchased technology;

     - our ability to maintain customers or the reputation of the acquired businesses;

     - potential dilution to current stockholders from the issuance of additional equity securities;

     - difficulties integrating operations, personnel, technologies, products and information systems of the acquired businesses;

     - diversion of management's attention from other business concerns; and

     - potential loss of key employees of acquired businesses.

     In November and December 1998, through our acquisition of Enhanced Response Technologies, Inc. and a company affiliated with Experian Information Solutions, Inc., we acquired internet and electronic commerce related assets and technologies to support a web-based rewards program known as MyPoints. We integrated MyPoints with our BonusMail email service during March and April 1999. This integration involved the combination of two different marketing programs and technology platforms, as well as operations in San Francisco and Chicago. In connection with this integration, we incurred substantial costs. During the relaunch of the integrated MyPoints program, we encountered several unanticipated problems which resulted in significant periods of system downtime during April 1999. During these periods of downtime, our web site was not accessible by members. We believe that we have resolved the problems that caused this downtime; however, there can be no assurance that we will not encounter additional system-related problems.

     In January 2000, we acquired Alliance Development Group, Inc., a company that operates offline customer rewards programs. In connection with this acquisition, we intend to integrate our technology with ADG's offline programs to help make them more efficient. If we are unable to do this in a timely manner, we may be unable to realize the anticipated benefits of this acquisition. This transaction will be accounted for under the purchase method of accounting. We expect to allocate

$14.8 million of the purchase price to intangible assets and goodwill, which we intend to amortize over one to eight years.

     Our ability to meet the challenges associated with integrating acquired companies has not been established. As a result, we cannot assure you that we will be successful in generating additional sources of members and revenues from the recent acquisitions or any future acquisitions.

WE ARE GROWING RAPIDLY, AND THE FAILURE TO MANAGE OUR GROWTH COULD STRAIN OUR MANAGEMENT SYSTEMS AND RESOURCES

     As we continue to increase the scope of our operations, we may not have an effective planning and management process in place to implement our business plan successfully. We have grown from 24 employees on January 1, 1998 to 213 employees on December 31, 1999. We plan to continue the expansion of our technology, sales, marketing and administrative organizations. This growth will continue to strain our management systems and resources. We anticipate the need to continue to improve our financial and managerial controls and our reporting systems. In addition, we will need to expand, train and manage our rapidly growing work force.

OUR SUCCESS DEPENDS ON OUR ABILITY TO MAINTAIN AND EXPAND AN ACTIVE MEMBERSHIP BASE

     Our success largely depends on our ability to maintain and expand an active membership base. Our revenues are primarily driven by fees paid by advertisers and direct marketers based on specific actions taken by our members. If we are unable to induce existing and new members to actively participate in our programs, our business, results of operations and financial condition will be harmed. We generate a significant portion of our revenues based on the activity of a small percentage of our members, and we cannot assure you that the percentage of active members will increase. In addition, some of our members have requested to limit the number of emails they receive from us. Although our membership has grown in prior periods, we cannot be sure that our membership growth will continue at current rates or increase in the future.

WE FACE INTENSE COMPETITION, AND THE FAILURE TO COMPETE EFFECTIVELY COULD ADVERSELY AFFECT OUR MARKET SHARE AND RESULTS OF OPERATIONS

     We face intense competition from both traditional and online advertising and direct marketing businesses. We expect competition to increase due to the lack of significant barriers to entry for online business generally. As we expand the scope of our product and service offerings, we may compete with a greater number of media companies across a wide range of advertising and direct marketing services. Our ability to generate significant revenue from advertisers and loyalty partners will depend on our ability to differentiate ourselves through the technology and services we provide and to obtain adequate participation from consumers in our online direct marketing and rewards programs. Rewards providers are also a critical element of our business. The attractiveness of our program to current and potential members and loyalty partners depends in large part on the attractiveness of the rewards and point redemption opportunities that we offer. Currently, several companies offer competitive online products or services, including Cybergold and Netcentives. We also expect to face competition from established online portals and community web sites that engage in direct marketing and loyalty point programs, as well as from traditional advertising agencies and direct marketing companies that may seek to offer online products or services.

     Many of our current competitors and potential new competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These advantages may allow them to respond more quickly to new or emerging technologies and changes in customer requirements. It may also allow them to engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies, and make more attractive offers to potential employees, strategic partners and advertisers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective advertisers and advertising agency customers. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share. We may not be able to compete effectively, and competitive pressures may result in price reductions, reduced gross margins and loss of our market share. See "Business -- Competition."

THE FAILURE TO ESTABLISH THE MYPOINTS BRAND WOULD IMPAIR OUR COMPETITIVE
POSITION

     We are highly dependent on establishing and maintaining our brand. Any event or circumstance that negatively impacts our brand could have a direct and material adverse effect on our business, results of operations and financial condition. As competitive pressures in the online direct marketing industry increase, we believe that brand strength will become increasingly important. The reputation of the MyPoints brand will depend on our ability to provide a high-quality member experience. We cannot assure you that we will be successful in delivering this experience. If members are not satisfied with the quality of their experience with the MyPoints program, their negative experiences might result in publicity that could damage our reputation. If we expend additional resources to build the MyPoints brand and do not generate a corresponding increase in revenues as a result of our branding efforts, or if we otherwise fail to promote our brand successfully, our competitive position would suffer.

THE FAILURE TO ACCURATELY ESTIMATE LEVELS OF POINT REDEMPTION WOULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND COULD LEAD TO THE RESTATEMENT OF HISTORICAL FINANCIAL RESULTS

     Our historical and forecasted financial statements reflect our assumptions as to the percentage of rewards points issued by us that will not be redeemed by members prior to expiration. This percentage of unredeemed points is known as "breakage." If our assumptions do not prove accurate, our financial statements may require restating, which could cause our stock price to decline and damage our reputation. The breakage rates we have used in preparing our financial statements and forecasts are based primarily on our limited experience with our own program since its launch in May 1997. We have also reviewed breakage rates reported by other operators of loyalty and rewards programs, such as airlines. Although we believe that the breakage rates we have used are reasonable in light of our analysis and experience, we cannot assure you that our actual breakage rates will equal or exceed our assumed breakage rates. If our actual breakage rates are less than our assumed breakage rates, meaning that a greater number of points are actually redeemed than we had assumed would be redeemed, our results of operations could be materially and adversely affected. In addition, operators of loyalty programs have, from time to time, for competitive or other reasons, extended the expiration dates for points, miles or other rewards currencies. For example, we extended the expiration date for the points associated with the email portion of our program when we relaunched our email and web-based services. If it becomes necessary for us to extend the expiration date of a significant balance of outstanding points in the future, it is possible that our actual breakage rates would be lower than our assumed breakage rates, which could materially and adversely affect our results of operations. In addition, the timing of members' decisions to redeem points is at the discretion of members and cannot be controlled by us. Points have a life of three to four years and can be redeemed by members until their expiration date. To the extent that members redeem points at a rate that is more rapid than that anticipated by us, we would experience a need for increased working capital to fund these redemptions. Accordingly, the timing of points redemptions by members could materially and adversely affect our results of operations.

A SMALL NUMBER OF OUR ADVERTISING CUSTOMERS ACCOUNTS FOR A SIGNIFICANT PORTION OF OUR REVENUES; THEREFORE THE LOSS OF PRINCIPAL CUSTOMERS COULD ADVERSELY AFFECT OUR REVENUES

     No single advertising customer accounted for more than 10% of our revenue in 1998 or 1999. Our four largest advertising customers were responsible for approximately 30% of our revenues during 1998, and our ten largest advertising customers were responsible for approximately 25% of our revenues during 1999. We do not have long-term contracts with most of our customers, and customers can generally terminate their relationships with us upon specified notice and without penalties. Thus, we may not be able to retain our principal customers. The loss of one or more of our principal customers could have a material adverse effect on our revenues.

OUR PROSPECTS FOR OBTAINING ADDITIONAL FINANCING, IF REQUIRED, ARE UNCERTAIN AND FAILURE TO OBTAIN NEEDED FINANCING COULD AFFECT OUR ABILITY TO PURSUE FUTURE GROWTH

     We may need to raise additional funds to develop or enhance our services or products, to fund expansion, to respond to competitive pressures or to acquire complementary products, businesses or technologies. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced and these securities might have rights, preferences or privileges senior to those of our current stockholders. If adequate funds are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, develop or enhance services or products, or otherwise respond to competitive pressures would be significantly limited.

WE DEPEND ON THE SERVICES OF OUR EXECUTIVE OFFICERS AND KEY EMPLOYEES TO MANAGE OUR GROWTH, AND THERE IS NO ASSURANCE WE CAN RETAIN THEIR SERVICES

     Our future success depends on the continued service of our key senior management and technical and sales personnel. The loss of any of these persons could have a material adverse effect on our business. We do not have key-person insurance on any of our employees. Robert C. Hoyler, our President and Chief Operating Officer, Steven E. Parker, our Senior Vice President, Marketing, and Frank J. Pirri, our Senior Vice President, Offline Commerce, joined us in December 1998 as the result of acquisition transactions that took place in the fourth quarter of 1998. Charles H. Berman, our Executive Vice President, Sales, also joined us in 1998. Thomas P. Caldwell, our Senior Vice President, Finance and Chief Financial Officer, joined us in April 1999. In addition, Eugene A. Pierce, our Senior Vice President, Technology, joined us in the fourth quarter of 1999. Our recently integrated management team has limited experience working together.

     Our success depends on our ability to attract, retain and motivate highly skilled employees. Competition for employees in our industry is intense. We may be unable to retain our key employees or to attract, assimilate and retain other highly qualified employees in the future. We have experienced difficulty from time to time in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulty in the future.

FAILURE TO SAFEGUARD OUR DATABASE AND MEMBER PRIVACY COULD AFFECT OUR REPUTATION AMONG CONSUMERS

     An important feature of the MyPoints program is our ability to develop and maintain individual member profiles. Security and privacy concerns may cause consumers to resist providing the personal data necessary to support this profiling capability. As a result of these security and privacy concerns, we may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. Usage of our MyPoints program could decline if any well-publicized compromise of security occurred. In addition, third parties could alter information in our database that would adversely affect our ability to target direct marketing offers to members. We could also be subject to legal claims from members. Any public perception that we engaged in unauthorized release of member information would adversely affect our ability to attract and retain members.

     As part of our point redemption services, we maintain a database containing information on our members' account balances. Our database may be subject to access by unauthorized users accessing our systems remotely. If we experience a security breach, the integrity of our points database could be affected. This breach could lead to financial losses through the unauthorized redemption of points.

WE ARE VULNERABLE TO SYSTEM FAILURES WHICH COULD CAUSE INTERRUPTIONS OR DISRUPTIONS IN OUR SERVICE

     The hardware infrastructure on which the MyPoints system operates is located at the Exodus Communications data center in Jersey City, New Jersey. In April 1999, we completed a transition to Exodus from a combination of internally maintained systems and systems maintained by another third-party service provider. We cannot assure you that we will be able to manage this relationship successfully to mitigate any risks associated with having our hardware infrastructure maintained by Exodus. Unexpected events such as natural disasters, power losses and vandalism could damage our systems. Telecommunications failures, computer viruses, electronic break-ins or other similar disruptive problems could adversely affect the operation of our systems. Our insurance policies may not adequately compensate us for any losses that may occur due to any damages or interruptions in our systems. Accordingly, we could be required to make capital expenditures in the event of damage. We do not currently have fully redundant systems or a formal disaster recovery plan.

     Periodically we experience unscheduled system downtime, which results in our web site being inaccessible to members. In particular, during the relaunch of the integrated MyPoints program in April 1999, we experienced significant periods of system downtime during which our web site was inaccessible. Although we did not suffer material losses during these downtimes, if these problems persist in the future, members and advertisers could lose confidence in our services.

SYSTEM CAPACITY CONSTRAINTS MAY RESULT IN A LOSS OF REVENUES

     A substantial increase in the use of our products and services could strain the capacity of our systems, which could lead to slower response time or system failures. System failures or slowdowns adversely affect the speed and responsiveness of our rewards transaction processing. These would diminish the experience for our members and reduce the number of transactions, and thus, could reduce our revenue. Although we have designed and tested our system to handle several times the highest daily transaction volume we have experienced to date, the ability of our systems to manage this volume of transactions in a production environment is unknown. As a result, we face risks related to our ability to scale up to our expected transaction levels while maintaining satisfactory performance. If our transaction volume increases significantly, we will need to purchase additional servers and networking equipment to maintain adequate data transmission speeds. The availability of these products and related services may be limited or their cost may be significant.

WE FACE RISKS ASSOCIATED WITH THIRD PARTY CLAIMS AND PROTECTION OF OUR INTELLECTUAL PROPERTY RIGHTS, AND ANY LITIGATION RELATING TO INTELLECTUAL PROPERTY RIGHTS COULD HARM OUR BUSINESS

     Our business activities may infringe upon the proprietary rights of others, and other parties may assert infringement claims against us. We have received three claims of alleged infringement, one of which has been resolved through a license agreement. We are currently in the process of negotiating the settlement of a second claim, which was made by Cybergold, Inc. in May 1999. If this claim cannot be resolved through a license or similar arrangement, we could become a party to litigation with Cybergold. Also, in July 1999, we received an infringement claim from another party, along with an offer to grant a license to us at a cost that would not be material. To our knowledge, no litigation has been filed against us based on this claim. We are evaluating the claim and have not yet begun substantive discussions regarding it. Litigation may also be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. An adverse determination in any litigation of this type could require us to make significant changes to the structure and operation of our online rewards program, attempt to design around a third party's patent, or license alternative technology from another party. Implementation of any of these alternatives could be costly and time consuming, and might not be possible. In addition, any intellectual property litigation, even if successfully defended, would result in substantial costs and diversion of resources and management attention.

     Our success and ability to compete depends on our internally developed technologies and trademarks, which we seek to protect through a combination of patent, copyright, trade secret and trademark laws. Despite actions we take to protect our proprietary rights, it may be possible for third parties to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently. In addition, legal standards relating to the validity, enforceability and scope of protection of proprietary rights in internet-related businesses are uncertain and still evolving. We cannot give any assurance regarding the future viability or value of any of our proprietary rights. In addition, we cannot give any assurance that the steps taken by us will prevent misappropriation or infringement of our proprietary information. Any infringement or misappropriation, should it occur, could have a material adverse effect on any competitive advantage incident to our proprietary rights. See "Business -- Intellectual Property and Proprietary Rights."

AS WE EXPAND OUR BUSINESS INTERNATIONALLY, WE MAY NEED TO ADAPT OUR PRODUCTS AND SERVICES AND WE MAY BE SUBJECT TO FOREIGN GOVERNMENT REGULATION AND TAXATION, CURRENCY ISSUES, DIFFICULTIES IN MANAGING FOREIGN OPERATIONS AND FOREIGN POLITICAL ECONOMIC INSTABILITY

     An element of our growth strategy is to further introduce our services in international markets. Our participation in international markets will be subject to our potential inability to adapt, expand or enhance our products and services to suit foreign markets. In addition, international operations are generally associated with risks such as foreign government regulations, export license requirements, tariffs and taxes, fluctuations in currency exchange rates, introduction of the European Union common currency, difficulties in managing foreign operations and political and economic instability. To the extent our potential international members or our international partners are impacted by currency devaluations, general economic crises or other macroeconomic events, the ability of our members to utilize our services could be diminished. In order to help us address some of the risks associated with introducing our services internationally, we believe it will be necessary to establish strategic relationships with international partners. We cannot assure you that electronic commerce will develop successfully in international markets or that potential members in these foreign markets will utilize incentives-based marketing programs. Furthermore, we cannot assure you that we will be able to overcome any legal restrictions related to offering rewards and incentives that may exist in foreign jurisdictions. Any failure to develop our business internationally may harm our competitive position and consequently our business.

                  RISKS ASSOCIATED WITH THE INTERNET INDUSTRY

IF THE ACCEPTANCE OF ONLINE ADVERTISING AND DIRECT MARKETING DOES NOT CONTINUE, OUR REVENUES WOULD DECLINE

     We expect to derive a substantial portion of our revenues from online advertising and direct marketing, including both email and web-based programs. If these services do not continue to achieve market acceptance, we cannot assure you that we will generate business at a sufficient level to support our continued operations. The internet has not existed long enough as an advertising medium to demonstrate its effectiveness relative to traditional advertising media. Advertisers and advertising agencies that have historically relied on traditional advertising may be reluctant or slow to adopt online advertising. Many potential advertisers have limited or no experience using email or the web as an advertising medium. They may have allocated only a limited portion of their advertising budgets to online advertising, or may find online advertising to be less effective for promoting their products and services than traditional advertising media. If the market for online advertising fails to develop or develops more slowly than we expect, our revenues would decline.

     The market for email advertising in general is vulnerable to the negative public perception associated with unsolicited email, known as "spam." We do not send unsolicited email. However, public perception, press reports or governmental action related to spam could reduce the overall demand for email advertising in general and our MyPoints BonusMail service in particular.

IF ONLINE REWARDS PROGRAMS ARE NOT WIDELY ACCEPTED BY BUSINESSES AND INTERNET USERS OUR BUSINESS MODEL WILL NOT SUCCEED

     Our success depends in large part on the continued growth and acceptance of online rewards programs. If online rewards programs are not widely accepted by advertisers and embraced by internet users, our business model will not succeed. Although loyalty and rewards programs have been used extensively in conventional marketing and sales channels, they have only recently begun to be used online. We cannot assure you that online programs will continue to be accepted by advertisers and that we can continue to offer advertisers attractive promotions and satisfied members. The success of our business model also will depend on our ability to attract and retain members. We cannot assure you that our marketing efforts and the quality of each member's experience, including the number and relevance of the direct marketing offers we provide and the perceived value of the rewards we offer, will generate sufficient satisfied members.

TO REMAIN COMPETITIVE, WE MUST KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES IN OUR INDUSTRY

     Our market is characterized by rapidly changing technologies, frequent new product and service introductions, short development cycles and evolving industry standards. The recent growth of the internet and intense competition in our industry exacerbate these market characteristics. We must adapt to rapidly changing technologies by maintaining and improving the performance features and reliability of our services. We may experience technical difficulties that could delay or prevent the successful development, introduction or marketing of new products and services. In addition, any new enhancements to our products and services must meet the requirements of our current and prospective users. We could incur substantial costs to modify our services or infrastructure to adapt to rapid technological change.

CONTINUED DEVELOPMENT AND USE OF THE INTERNET INFRASTRUCTURE IS CRITICAL TO OUR ABILITY TO OFFER OUR SERVICES

     Our members depend on internet service providers for access to our web site. Internet service providers and web sites have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. If outages or delays occur frequently in the future, internet usage, as well as electronic commerce and the usage of our products and services, could grow more slowly or decline.

     A number of factors may inhibit internet usage, including inadequate network infrastructure, security concerns, inconsistent quality of service, and lack of availability of cost-effective, high-speed service. If internet usage grows, the internet infrastructure may not be able to support the demands placed on it by this growth and its performance and reliability may decline.

OUR BUSINESS DEPENDS ON OUR ABILITY TO COLLECT MEMBER INFORMATION; FUTURE REGULATION OF THE INTERNET COULD RESTRICT OUR ACCESS TO THIS INFORMATION

     Laws and regulations that apply to the internet may become more prevalent in the future. The laws governing the internet and email services remain largely unsettled. There is no single governmental body overseeing our industry, and many state laws that have been enacted in recent years have different and sometimes inconsistent application to our business. In particular, our business model could be severely damaged if regulations were enacted that restricted our ability to collect or use information about our members.

     The governments of foreign countries may also attempt to regulate electronic commerce. New laws could dampen the growth in use of the internet generally and decrease the acceptance of the internet as a commercial medium. In addition, existing laws such as those governing intellectual property and privacy may be interpreted to apply to the internet. The federal government, state governments or other governmental authorities could also adopt or modify laws or regulations relating to the internet.

     In 1998, the United States government enacted a three-year moratorium prohibiting states and local governments from imposing new taxes on electronic commerce transactions. Upon expiration of this moratorium, if it is not extended, states or other governments might levy sales or use taxes on electronic commerce transactions. An increase in the taxation of electronic commerce transactions might also make the internet less attractive for consumers and businesses. In addition, the Federal Trade Commission is considering the adoption of regulations regarding the collection and use of personal information obtained from individuals, especially children, when accessing web sites. These regulations could restrict our ability to provide demographic data to our advertising and marketing clients. At the international level, the European Union has adopted a directive that will impose restrictions on the collection and use of personal data. This directive could affect U.S. companies that collect information over the internet from individuals in European Union member countries and may impose restrictions that are more stringent than current internet privacy standards in the United States. These developments could have an adverse effect on our business, results of operations and financial condition.

                      RISKS ASSOCIATED WITH THIS OFFERING

SUBSTANTIAL CONTROL WILL REMAIN WITH OUR MANAGEMENT AND MAJOR STOCKHOLDERS AND THIS COULD DELAY OR PREVENT A CHANGE OF CONTROL

     We anticipate that our executive officers, our directors and entities affiliated with them and our 5% stockholders together will beneficially own approximately 31.0% of our outstanding common stock following the completion of this offering. These stockholders, if they vote together, will retain substantial control over matters requiring approval by our stockholders, such as the election of directors and approval of significant corporate transactions. This concentration of ownership might also have the effect of delaying or preventing a change in control. See "Principal and Selling Stockholders."

PROVISIONS OF OUR CORPORATE CHARTER DOCUMENTS COULD DELAY OR PREVENT A CHANGE OF CONTROL

     Various provisions of our certificate of incorporation and bylaws could have the effect of delaying or preventing a change in control and make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions, if used by our management, could negatively affect our stock price. See "Description of Capital Stock."

FUTURE SALES OF OUR COMMON STOCK COULD CAUSE THE PRICE OF OUR SHARES TO DECLINE

     Upon completion of this offering, we will have 28,224,533 shares of common stock outstanding. Of these shares, 12,720,514 will be transferable without restriction or registration under the Securities Act of 1933, or pursuant to the volume and other limitations of Rule 144 promulgated under the Securities Act.

     Approximately 13,625,630 shares of common stock are subject to lock-up agreements between the holders of those shares and the representatives of the underwriters, under which the holders have agreed not to offer, sell, contract to sell or grant any option to purchase or otherwise dispose of their common stock until May 14, 2000, subject to limited exceptions. FleetBoston Robertson Stephens Inc. may release stockholders from the lockup agreement at any time and without notice. Following the expiration of this lock-up period, 13,158,196 shares subject to the lock-up agreements will become available for immediate resale in the public market subject, in some instances, to the volume and other limitations of Rule 144. In addition, 745,841 shares will be eligible for sale in the public market beginning on April 9, 2000, subject to the volume and other limitations of Rule 144. Resales of a substantial number of shares of our common stock into the public market could cause its price to decline. This is particularly the case because a substantial portion of our outstanding shares of common stock are held by persons who purchased their shares at prices below recent market prices of our stock. See "Shares Eligible for Future Sale."

OUR STOCK PRICE HAS BEEN VOLATILE, AND YOU MAY NOT BE ABLE TO SELL YOUR SHARES AT A PROFIT

     The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies, particularly internet-related companies, have been highly volatile. Investors may not be able to resell their shares at or above the public offering price. In addition, our results of operations during future fiscal periods might fail to meet the expectations of stock market analysts and investors. This failure could lead the market price of our common stock to decline and cause us to become the subject of securities class action lawsuits.

YOU WILL EXPERIENCE AN IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR INVESTMENT

     The public offering price of our common stock is substantially higher than what the net tangible book value per share of the common stock will be immediately after this offering. If you purchase our common stock in this offering, you will incur immediate dilution of approximately $41.62 in the net tangible book value per share of our common stock from the price you pay for our common stock based upon a public offering price of $45.88 per share and after deducting underwriting discounts and commissions and estimated offering expenses. The exercise of outstanding options and warrants may result in further dilution. See "Dilution."

OUR MANAGEMENT WILL HAVE BROAD DISCRETION IN USING THE PROCEEDS OF THIS OFFERING, AND WE CANNOT ASSURE YOU THAT WE WILL EFFECTIVELY EXPEND THE PROCEEDS

     We intend to use the net proceeds from the sale of the common stock offered by us for general corporate purposes including working capital, membership expansion, advertising, expansion of our sales and marketing operations, branding, technology enhancement, new products and services including international ventures, funding of points liability and expansion of network infrastructure. We have not determined how the proceeds will be allocated among the anticipated uses. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of this offering. Our management may not apply these funds effectively. See "Use of Proceeds."

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties. We use the words "anticipates," "believes," "plans," "expects," "future" and "intends" and similar expressions to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of direct marketing and online loyalty programs. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

     Our proceeds from the sale of the 2,300,000 shares of common stock we are offering are estimated to be $99.0 million ($105.5 million if the underwriters' over-allotment option is exercised in full and we sell 150,000 shares under this option) at a public offering price of $45.88 per share and after deducting the underwriting discounts and commissions and estimated offering expenses.

     We plan to use the proceeds for general corporate purposes, including working capital, membership expansion, advertising, expansion of our sales and marketing operations, branding, technology enhancement, new products and services including international ventures, funding of points liability and expansion of network infrastructure. We may also use some of the proceeds to invest in or acquire other companies, technologies or products that complement our business, although we are not currently planning any of these transactions. Pending these uses, we will invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

     The principal purposes of this offering are to obtain additional capital, to create a larger public float for our common stock, and to allow for the orderly liquidation of investments made by some stockholders.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been quoted on the Nasdaq National Market under the symbol "MYPT" since August 19, 1999. Prior to that time, there was no public market for the common stock. The following table sets forth, for the periods indicated, the high and low prices per share of the common stock as reported on the Nasdaq National Market.

                                                               HIGH      LOW
                                                              ------    ------
1999
Third Quarter (since August 19, 1999).......................  $26.50    $ 8.00
Fourth Quarter..............................................  $97.69    $11.50

2000
First Quarter (through February 23, 2000)...................  $76.88    $38.75

     On February 23, 2000 the reported last sale price of the common stock on the Nasdaq National Market was $46.00. As of December 31, 1999 there were approximately 126 stockholders of record.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our capital stock. We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Covenants in our capital lease and equipment financing agreements prohibit the payment of cash dividends.

                                 CAPITALIZATION

     The following table sets forth:

     - the actual capitalization of MyPoints.com at December 31, 1999; and

     - the as adjusted capitalization, which gives effect to the sale in this offering of 2,300,000 shares of common stock offered by us at a public offering price of $45.88 per share and after deducting the underwriting discounts and commissions and estimated offering expenses.

                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                                              AS
                                                               ACTUAL      ADJUSTED
                                                              ---------    ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
Long-term obligations, less current maturities..............  $  1,029     $  1,029
Stockholders' equity:
  Preferred stock, $0.001 par value; 10,000,000 shares
     authorized, shares issued and outstanding:
     Actual: 0 shares
     As adjusted: 0 shares..................................        --           --
  Common stock, $0.001 par value; 100,000,000 shares
     authorized, shares issued and outstanding:
     Actual: 25,924,533 shares
     As adjusted: 28,224,533 shares.........................        26           28
  Additional paid-in capital................................    96,711      195,679
  Deferred compensation.....................................    (9,406)      (9,406)
  Accumulated deficit.......................................   (58,478)     (58,478)
                                                              --------     --------
     Total stockholders' equity.............................    28,853      127,823
                                                              --------     --------
       Total capitalization.................................  $ 29,882     $128,852
                                                              ========     ========

     This table excludes the following shares:

     - 5,388,218 shares issuable upon exercise of stock options outstanding as of December 31, 1999;

     - 437,810 shares available for future grant or issuance under our stock option and stock purchase plans as of December 31, 1999; and

     - 277,477 shares issuable upon exercise of warrants outstanding as of December 31, 1999.

     See Note 8 of Notes to Consolidated Financial Statements.

                                    DILUTION

     Our net tangible book value as of December 31, 1999 was approximately $21.1 million, or approximately $0.81 per share of common stock. Net tangible book value per share represents the amount of tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

     Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately after the offering. After giving effect to our sale of 2,300,000 shares of common stock in this offering at a public offering price of $45.88 per share and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 1999 would have been approximately $120.1 million, or $4.26 per share. This represents an immediate increase in net tangible book value of $3.45 per share to existing stockholders and an immediate dilution in net tangible book value of $41.62 per share to purchasers of common stock in this offering.

Public offering price per share.............................           $45.88
  Net tangible book value per share before offering.........  $0.81
  Increase per share attributable to new investors..........   3.45
                                                              -----
Pro forma net tangible book value per share after
  offering..................................................             4.26
                                                                       ------
Net tangible book value dilution per share to new
  investors.................................................           $41.62
                                                                       ======

     The above table assumes that no options or warrants were exercised after December 31, 1999. As of December 31, 1999, there were outstanding options to purchase a total of 5,388,218 shares of common stock at a weighted average exercise price of approximately $11.02 per share; 277,477 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $4.18 per share; and 437,810 shares of common stock reserved for issuance under our stock plans. If all of these options and warrants had been exercised on December 31, 1999, our pro forma net tangible book value on that date would have been $180.6 million, or $5.33 per share, the increase in net tangible book value per share attributable to new investors would have been $2.75 per share and the dilution in net tangible book value to new investors would have been $40.55 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus. The statement of operations data for the period from November 7, 1996 (inception) to December 31, 1996 and the balance sheet data as of December 31, 1996 and 1997 are derived from audited consolidated financial statements that are not included in this prospectus.

                                              NOVEMBER 7, 1996             YEAR ENDED DECEMBER 31,
                                               (INCEPTION) TO      ---------------------------------------
                                              DECEMBER 31, 1996       1997          1998          1999
                                              -----------------    ----------    ----------    -----------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..................................         $   --           $   151       $ 1,286       $ 24,140
Cost of revenues..........................             --                78         1,121          7,407
                                                   ------           -------       -------       --------
  Gross profit............................             --                73           165         16,733
Operating expenses:
  Technology costs........................             16               560         1,520          8,665
  Sales and marketing expenses............             36             1,669         4,513         30,247
  General and administrative expenses.....             16               712         2,028          9,601
  Amortization of intangible assets.......             --                --           275          3,116
  Stock-based compensation................             --                77           158          3,054
                                                   ------           -------       -------       --------
          Total operating expenses........             68             3,018         8,494         54,683
                                                   ------           -------       -------       --------
Operating loss............................            (68)           (2,945)       (8,329)       (37,950)
Interest and other income (expense),
  net.....................................              1                56            63            494
                                                   ------           -------       -------       --------
  Net loss................................            (67)          $(2,889)      $(8,266)      $(37,456)
                                                   ======           =======       =======       ========
Net loss attributable to common
  stockholders............................            (67)          $(2,889)      $(8,266)      $(47,256)
                                                   ======           =======       =======       ========
Net loss per share:
  Basic and diluted.......................         $(0.08)          $ (2.56)      $ (4.37)      $  (3.53)
                                                   ======           =======       =======       ========
  Weighted average shares -- basic and
     diluted..............................            891             1,127         1,890         13,397
                                                   ======           =======       =======       ========

                                                                   DECEMBER 31,
                                                     -----------------------------------------
                                                      1996      1997        1998        1999
                                                     ------    -------    --------    --------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........................    $1,118    $ 2,948    $  5,089    $ 21,792
Working capital (deficit)........................     1,099      2,381        (307)     10,948
Total assets.....................................     1,205      3,474      18,306      55,669
Long-term obligations, less current maturities...        --         47       2,408       1,029
Accumulated deficit..............................       (67)    (2,956)    (11,222)    (58,478)
Total stockholders' equity.......................     1,412      2,692       9,283      28,853

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements based upon current expectations that involve risks and uncertainties. When used in this prospectus, the words "intend," "anticipate," "believe," "estimate," "plan" and "expect" and similar expressions are included to identify forward-looking statements. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     MyPoints.com was founded as Intellipost Corporation in November 1996. In May 1997, we launched our email direct marketing and rewards program. In November and December 1998, through our acquisition of Enhanced Response Technologies, Inc. and a company affiliated with Experian, we acquired internet and electronic commerce related assets and technologies through a series of related transactions. Through these transactions, we acquired a technology license for the operation of a web-based rewards program. In early March 1999, we changed our corporate name to MyPoints.com, Inc. in order to unify our corporate and brand identities. During March and April 1999, we integrated our email and web-based direct marketing and rewards programs under the MyPoints brand. In August 1999, we completed our initial public offering.

     We generate substantially all of our revenues by delivering email and web-based direct marketing offers for our advertising customers. In exchange for these services, we receive fees from our advertisers based on any or all of the following:

     - the number of offers delivered to members;

     - the number of qualified responses generated; and

     - the number of qualified purchases made.

     For direct marketing services, we recognize revenues when an offer is delivered, when a qualified response is received or when a product or service is purchased, depending upon the pricing arrangement used. Pricing of our direct marketing services is not based on the issuance of points to our members.

     Under new and some existing advertising contracts and partnerships, we sell points to private label partners and to advertisers for use in their promotional campaigns. We initially defer revenue and estimated point costs associated with the sale of points and recognize this revenue upon the expiration or redemption of the underlying points. Under some new contracts, we may amortize some associated fees and related costs over the life of these contracts.

     Our revenues depend on a number of factors. These include the number of advertisers engaging us to send direct marketing offers to our membership base, the size of our membership base, and the responsiveness of our members to these direct marketing offers. We believe that our revenues will be subject to seasonal fluctuations as a result of general patterns of retail advertising, which are typically higher during the fourth calendar quarter. In addition, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and consumer buying patterns.

     We also offer technology licensing arrangements to customers seeking to develop email or web-based direct marketing and loyalty programs. We entered into our first license agreement in December 1998 with Sweden Post, the Swedish postal service. Sweden Post is establishing a version of the MyPoints BonusMail program for the Swedish market. This license agreement provides for a licensing fee, technical support fees and royalties based on a percentage of revenues from the program site. We recognized revenue under this agreement when the custom development work that we performed for Sweden Post was completed and accepted by Sweden Post. In addition, we will recognize royalty revenue as it is received from Sweden Post. We expect to enter into additional licensing and royalty arrangements, particularly for international markets. We also expect to derive revenues from several pending international initiatives.

     We incurred a net loss of $8.3 million in 1998, and $37.5 million in 1999. We intend to implement our strategies by spending substantial amounts on member acquisition and retention, new product offerings, sales and marketing strategic relationships, brand development and technology and operating infrastructure development. As a result, we expect increases in our net losses and negative cash flows for the next several quarters. We expect to incur net losses at least through 2001. Our limited operating history makes it difficult to forecast future operating results. Although we have experienced revenue growth in recent quarters, we cannot be certain that revenues will increase at a rate sufficient to achieve and maintain profitability. Even if we were to achieve profitability in any period, we might fail to sustain or increase that profitability on a quarterly or annual basis.

RESULTS OF OPERATIONS FOR 1998 AND 1999

     We completed the acquisitions of internet and electronic commerce related assets from ERT and a company affiliated with Experian during November and December 1998. Accordingly, actual results of operations for the years ended December 31, 1998 and 1999 include results for the acquired businesses from the dates of acquisition.

Revenues

     For 1999, total revenues increased to $24.1 million from $1.3 million in 1998. The increase in revenues for 1999 as compared to 1998 was primarily attributable to the following: (i) an increase in the number of direct marketing offers to our members, (ii) an increase in our advertising customer base, and
(iii) an increase in average spending per advertiser. Additionally, we recognized license revenues of $614,000 in 1999 attributable to our license arrangement with Sweden Post.

Cost of Revenues

     Cost of revenues represents the costs of points awarded to our members for receiving and responding to advertisements and related purchasing activities associated with our direct marketing offers as well as personnel costs associated with creating, delivering and monitoring email campaigns. For 1999, cost of revenues increased to $7.4 million from $1.1 million in 1998. As a percentage of revenues, these costs decreased to 31% in 1999 from 87% in 1998. The decrease in the cost of revenues as a percentage of revenues in 1999 as compared to 1998 is primarily attributable to a higher number of revenue-generating responses to direct marketing offers, as well as the elimination of points cost associated with members' receipt of email direct marketing offers. We eliminated this points cost because we discontinued our practice of providing points to members for simply receiving our email direct marketing offers. We discontinued this practice in April 1999. We now require members to respond to email offers to earn points.

Technology Costs

     Technology costs primarily consist of compensation for personnel associated with the development of our technology and the maintenance of our proprietary database. We expense technology costs as incurred. For 1999, technology costs increased to $8.7 million from $1.5 million in 1998. This increase was primarily due to increased number of personnel and related expenses used to enhance and support our proprietary database and products. We expect our technology costs to increase in future periods as we continue to improve and enhance our direct marketing technology and expand our membership database.

Sales and Marketing Expenses

     Sales and marketing expenses consist primarily of payroll, sales commissions and related expenses for personnel engaged in sales, marketing and customer support, as well as advertising and promotional expenditures including member acquisition costs. Member acquisition costs consist primarily of online advertising, promotional costs and payments to partners, which may be in the form of cash or points, to attract members to our email and web-based programs. For 1999, sales and marketing expenses increased to $30.2 million from $4.5 million in 1998. This increase was primarily attributable to increased number of personnel and related expenses required to implement our sales and marketing strategy as well as increased promotional and advertising expenses. We expect increases in sales and marketing expenses to continue in future periods as we continue to hire additional marketing and sales employees, and continue to spend more on member acquisition and promotions.

General and Administrative Expenses

     General and administrative expenses consist primarily of payroll and related costs for general corporate functions, including finance, accounting, business development, human resources, investor relations, facilities and administration, as well as legal fees, insurance, bad debt and fees for professional services. General and administrative expenses increased to $9.6 million in 1999 from $2.0 million in 1998. This increase was primarily due to the expansion of our corporate infrastructure, including the addition of finance and administrative personnel. We expect general and administrative expenses to increase in absolute dollars in future periods as we expand our administrative staff to support the growth of our operations.

Amortization of Intangible Assets

     As part of the acquisition of assets from ERT and a company affiliated with Experian, in the fourth quarter of 1998, we recorded intangible assets related to the acquired assets in the amount of $11.2 million. These intangible assets include core technology, purchased trademark, assembled workforce and other intangibles. These intangibles are being amortized over their estimated useful lives of six months to five years. We recorded amortization of intangible assets of $3.1 million in 1999 as compared to $275,000 in 1998. Amortization charges in 1998 were attributable to the acquisition of ERT and a company affiliated with Experian, which was completed in the fourth quarter of 1998.

Stock-Based Compensation

     As of December 31, 1999, we recorded aggregate deferred compensation totaling $12.7 million in connection with the grant of stock options to employees and consultants. This charge is being amortized over the vesting periods of the options, which generally range from three to four years. Stock-based compensation increased to $3.1 million during 1999 from $158,000 during 1998.

Interest Income

     Interest income increased to $633,000 in 1999 from $87,000 in 1998. This increase is primarily due to interest earned on higher average cash and investment balances resulting from proceeds received from our initial public offering which was completed in August 1999.

Income Taxes

     We recorded a net loss of $37.5 million for 1999. Accordingly, no provision for income taxes was recorded in the year and no tax benefit has been recognized due to the uncertainty of realizing a future tax deduction for these losses.

RESULTS OF OPERATIONS FOR 1997 AND 1998

     We completed the acquisitions of internet and electronic commerce related assets from ERT and a company affiliated with Experian during November and December 1998. Accordingly, approximately one month of operations of the acquired businesses is included in our actual results of operations for the year ended December 31, 1998. The discussion below is based on the Statement of Operations Data set forth under "Selected Consolidated Financial Data."

Revenues

     Our revenues increased to $1.3 million in 1998 from $151,000 in 1997. We had no revenues and no material expenditures in 1996. Our email direct marketing and rewards program was launched in May 1997 and began generating revenues in July 1997. Our direct marketing program produced substantially all of our revenues in 1997 and 1998. The increase in revenues from 1997 to 1998 was due primarily to an increase in the number of direct marketing offers delivered to our members for advertisers, as well as to an increase in the size of our membership base.

Gross Profit

     Gross profit increased to $165,000 in 1998 from $73,000 in 1997. This increase was due primarily to an increase in the number of revenue-generating responses and purchases by members. In addition, during 1998, based on our experience with members who became inactive in the points program, we recognized an allowance for estimated points that are likely to expire prior to their redemption. This allowance was credited to cost of revenues during 1998.

Technology Costs

     Our technology costs increased to $1.5 million in 1998 from $560,000 in 1997. This increase was primarily due to increased hiring of technical employees and consultants during 1998.

Sales and Marketing Expenses

     Our sales and marketing expenses increased to $4.5 million in 1998 from $1.7 million in 1997. An increase in the number of sales and sales support employees led to higher payroll expenses. Increases in revenues led to higher sales commissions and, therefore, higher sales expenses. Also contributing to the increase in sales expenses were increases in travel, advertising and promotions, and other sales-related expenses. The marketing expense portion of this increase was primarily due to a large increase in member acquisition expenses, including online advertising and promotion expenditures as well as the cost of points awarded to members for enrollments and related activities.

Marketing payroll expense also increased in 1998 as we hired additional marketing staff, including management staff.

General and Administrative Expenses

     Our general and administrative expenses increased to $2.0 million in 1998 from $712,000 in 1997. The increase resulted from higher professional fees and, to a lesser extent, occupancy costs relating to opening sales offices and an increase in the size of our San Francisco headquarters facility. Payroll expenses associated with hiring administrative personnel also contributed to the increase.

Income Taxes

     We recorded a net loss of $2.9 million in 1997 and $8.3 million in 1998. Accordingly, no provision for income taxes was recorded in these years, and no tax benefit has been recognized due to the uncertainty of realizing future tax deductions for these losses.

     As of December 31, 1997 and 1998, we had net operating loss carryforwards of approximately $1.4 million and $7.8 million for federal and state income tax purposes. The federal and state net operating loss carryforwards begin to expire in the years 2011 and 2004, respectively. Our ability to utilize our net operating loss carryforwards to offset any future taxable income may be restricted as a result of equity transactions that give rise to changes in ownership under applicable federal and state income tax laws.

HISTORICAL QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth selected unaudited statement of operations data. The financial statements from which these data have been derived were prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, that we considered necessary for a fair presentation of our pro forma results of operations for each quarter. The quarterly statement of operations data include the same adjustments that are reflected in the financial statements included in this prospectus. Our results of operations for any quarter are not necessarily indicative of the results of operations to be expected in any future period.

                                                               QUARTER ENDED
                          ----------------------------------------------------------------------------------------
                          MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31
                            1998        1998       1998        1998       1999       1999       1999        1999
                          ---------   --------   ---------   --------   --------   --------   ---------   --------
                                                               (IN THOUSANDS)
STATEMENT OF OPERATIONS
  DATA:
Revenues................   $   150    $   156     $   268    $   712    $  1,275   $  2,663   $  6,955    $ 13,247
Cost of revenues........       137        108         255        621         878        999      2,153       3,377
                           -------    -------     -------    -------    --------   --------   --------    --------
    Gross profit........        13         48          13         91         397      1,664      4,802       9,870
                           -------    -------     -------    -------    --------   --------   --------    --------
Operating expenses:
  Technology costs......       204        328         402        586         968      1,423      2,658       3,616
  Sales and marketing
    expenses............       387        860       1,495      1,771       2,564      7,321      7,486      12,876
  General and
    administrative
    expenses............       452        301         467        808       1,074      1,671      3,144       3,712
  Amortization of
    intangibles.........        --         --          --        275         832        802        733         749
  Stock-based
    compensation........        63         19          43         33         449        710        800       1,095
                           -------    -------     -------    -------    --------   --------   --------    --------
    Total operating
       expenses.........     1,106      1,508       2,407      3,473       5,887     11,927     14,821      22,048
                           -------    -------     -------    -------    --------   --------   --------    --------
Operating loss..........    (1,093)    (1,460)     (2,394)    (3,382)     (5,490)   (10,263)   (10,019)    (12,178)
  Interest and other
    income (expense),
    net.................        23         22          --         18           9        (41)       181         345
                           -------    -------     -------    -------    --------   --------   --------    --------
Net loss................   $(1,070)   $(1,438)    $(2,394)   $(3,364)   $ (5,481)  $(10,304)  $ (9,838)    (11,833)
                           =======    =======     =======    =======    ========   ========   ========    ========
Net loss attributable to
  common stockholders...   $(1,070)   $(1,438)    $(2,394)   $(3,364)   $(15,281)  $(10,304)  $ (9,838)    (11,833)
                           =======    =======     =======    =======    ========   ========   ========    ========

Revenues

     Revenues increased sequentially in each of the last seven quarters. These increases were a direct result of the increase in the number of direct marketing offers delivered to our members base during 1998 and 1999. Direct marketing offers generated nearly all of the revenues in each quarter of 1998 and 1999.

Gross Profit

     Gross profit as a percentage of revenues increased from the first quarter to the second quarter of 1998, decreased from the second to the third quarter, increased from the third to the fourth quarter and increased sequentially from the fourth quarter of 1998 through the fourth quarter of 1999. The increase in gross profit in the last four quarters was due to a higher number of revenue generating responses to the direct marketing offers. In addition, beginning in the second quarter of 1999, we discontinued awarding points for receipt of email direct marketing offers. The corresponding reduction in points cost increased our gross profit in the second, third and fourth quarters of 1999.

Technology Costs

     Technology costs increased each quarter from the first quarter of 1998 through the fourth quarter of 1999. The significant increase in the technology costs over the last seven quarters is a result of increased hiring of technical employees and consultants.

Sales and Marketing Expenses

     Sales and marketing expenses increased in the second and third quarters of 1998, remained relatively constant during the fourth quarter of 1998 and increased during each quarter of 1999. Online advertising and promotion expenditures and the cost of points awarded to members for signing up and completing enrollment forms increased significantly. These expenditures contributed to the significant growth of membership. Sales expenses increased due to an increase in sales commissions, sales personnel, travel, advertising and promotional expenses during 1999.

General and Administrative Expenses

     As a percentage of revenues, general and administrative expenses decreased during each quarter of 1998 and 1999. The absolute dollar increase in the second half of 1998 and all of 1999 was due to higher fees for professional services and an increase in the number of administrative personnel.

ACQUISITION TRANSACTIONS

     In November and December 1998, we entered into a series of transactions to acquire internet and electronic commerce related assets from ERT and a company affiliated with Experian. These transactions were accounted for using the purchase method. The aggregate purchase price was $13.6 million, consisting of $9.1 million in stock and cash, and $4.5 million in liabilities assumed. The purchase price has been allocated to acquired tangible and intangible assets based on their estimated respective fair values as of the date of acquisition. Estimated fair values were determined using a combination of methods, including replacement cost estimates for acquired membership base and customer base, and a risk-adjusted income and cash flow approach for trademark and tradename and the acquired technology license agreement. The purchase price allocation and the schedule over which the value attributable to each acquired asset will be amortized are as follows:

                                                                       AMORTIZATION
                                                       AMOUNT             PERIOD
                                                   --------------    ----------------
                                                   (IN THOUSANDS)
Tangible assets..................................     $ 2,400                 3 years
Trademark and tradename..........................       1,800                 5 years
Technology license agreement.....................       7,300                 4 years
Membership base..................................         800        0.5 to 2.5 years
Customer base....................................         500          0.5 to 3 years
Employee workforce...............................         800                 2 years
                                                      -------
          Total..................................     $13,600
                                                      =======

     The amortization periods are based on our estimates of the useful lives of each acquired asset, as it existed at the time of the acquisition. Upon completion of our initial public offering in August 1999, we purchased the licensed technology for a payment of $2.6 million, which was equivalent to the present value of the future minimum royalty payments at that time.

     In January 2000, we acquired Alliance Development Group, Inc. a company that operates offline customer rewards programs. We issued an aggregate of 270,000 shares of our common stock in this transaction. Based on the value of our common stock on the date this acquisition closed, the aggregate purchase price in the transaction was $16.7 million. We expect to account for this transaction under the purchase method of accounting. As a result, we expect to allocate $14.8 million of the purchase price to intangible assets and goodwill, which we intend to amortize over one to eight years.

LIQUIDITY AND CAPITAL RESOURCES

     Since incorporation, we have financed our operations primarily from the sale of equity securities to venture capital firms and other individual, institutional and strategic investors as well as our initial public offering in August 1999. We have also borrowed funds under long-term capital lease and equipment financing facilities.

     Net cash used in operating activities was $2.3 million in 1997, $5.5 million in 1998 and $24.9 million in 1999. This increase in cash used in operating activities was due to our expanded operations and primarily resulted from an increase in technology costs, sales, marketing, and general and administrative expenses. In 1997, the net cash used by our $2.9 million net loss was partially offset by a $519,000 increase in points redemption liability, a $52,000 increase in accounts payable and other accrued liabilities, and non-cash charges of $70,000 for depreciation and amortization and $77,000 in stock-based compensation. In 1998, the net cash used by our $8.3 million net loss was partially offset by a $1.7 million increase in points redemption liability, an $878,000 increase in accounts payable and other accrued liabilities, and non-cash charges of $158,000 in stock-based compensation and $555,000 for depreciation and amortization. In 1999, the net cash used by our $37.5 million net loss and an increase of accounts and unbilled receivables of $13.0 million was partially offset by a $6.9 million increase in points redemption liability, non-cash charges of $4.9 million for depreciation and amortization and $3.1 million in stock-based compensation and a $9.7 million increase in accounts payable and other liabilities.

     Our working capital decreased from $2.4 million at December 31, 1997 to a deficit of $307,000 at December 31, 1998 and increased to $10.9 million at December 31, 1999. The decrease in 1998 directly resulted from a substantial increase in points redemption liability. The points redemption liability is the estimated cost associated with our obligation to redeem points distributed to our member base. The increase in 1999 is a result of $51.5 million in proceeds received from the sale of common and preferred stock as well as from an increase in accounts receivable.

     The total number of outstanding points issued to members as of December 31, 1997 and 1998 was 259.7 million and 1,407.4 million, respectively. In addition, we assumed outstanding point balances of 120.3 million as of December 31, 1998 in connection with our acquisition of ERT and a company affiliated with Experian. The outstanding points issued by us and acquired with the acquisition transactions represented a points redemption liability of $519,000 at December 31, 1997 and $2.7 million at December 31, 1998. In April 1999, we consolidated our program with the program run by the acquired companies. Our program points were converted 5 to 1 (five old program points for one new program point) into the new consolidated program points. Moreover, the points in the acquired companies' program were converted 1 to 1 into the new program points. Accordingly, the total number of outstanding points issued to members for which we have a recognized liability as of December 31, 1999 was approximately 1.1 billion points with a redemption liability of $9.6 million. This liability was calculated based on an assumption that 100% of points issued in 1997 and 80% of points issued in 1998 and 1999 would be redeemed in the future. We use historical redemption activity and individual member account activity to determine our estimated redemption liability. The factors that are considered in our estimated redemption liability include points held by terminated and inactive members, as well as those members we believe will not respond to our direct marketing offers. This information is updated on a quarterly basis. The total number of points issued by us and redeemed by members was none in 1997, 22.5 million in 1998 and 227.0 million in 1999.

     Points issued by us have a life of three to four years. Our current policy is that unredeemed points will expire on December 31 of the third calendar year following the calendar year in which such points are first deemed earned. Although we do not anticipate making changes to our current policy we reserve the right to alter point expiration terms at anytime. In the past, we have both extended as well as reduced expiration terms of points. Members may redeem points in their discretion at any time prior to the expiration of the points. We fund point redemptions through our working capital resources. Because we cannot control the timing of members' decisions to redeem points, should the rate of redemption of points exceed our estimates, it could be necessary for us to obtain additional working capital and our results of operations could be materially and adversely affected.

     Net cash used in investing activities was $353,000 in 1997, all of which was used to acquire property and equipment, primarily computer equipment and software. Net cash provided by investing activities was $1.4 million in 1998, most of which was provided by an affiliate of Experian in connection with the acquisition transactions. The net cash used in investing activities in 1999 was $9.4 million, which was used primarily to acquire property, leasehold improvements, computer equipment and software.

     Net cash provided by financing activities was $4.2 million in 1997, $6.2 million in 1998 and $51.0 million in 1999. These amounts included net proceeds of $41.2 million from our initial public offering in August 1999, net proceeds of private equity financings of $4.1 million in 1997, $6.1 million in 1998 and approximately $10.0 million in 1999, a $100,000 equipment term loan established in 1997 and a $400,000 equipment term loan established in 1998. The loans have floating interest rates of prime plus 1.5% for the 1997 loan and prime plus 0.5% for the 1998 loan. Both loans are secured by a pledge of our assets and require us to comply with certain financial covenants. During 1997 and 1998, we were in compliance with these covenants or were operating under appropriate waivers. In addition, in 1997, 1998 and 1999, we entered into various non-cancelable capital lease agreements including a capital equipment lease line for certain types of capital expenditures. These capital lease agreements have terms ranging three to five years with interest rates ranging from 7.2% to 18.0%. Our current payment obligations under these notes, leases and capital lease lines are approximately $45,000 per month.

     At December 31, 1998 and 1999, we had cash and cash equivalents of $5.1 million and $21.8 million, respectively.

     We currently anticipate that our available cash resources combined with the net proceeds from this offering will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. Thereafter, we may need to raise additional funds to fund more rapid expansion, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If adequate funds are not available on acceptable terms, our business, results of operations and financial condition could be materially adversely affected.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 is effective for transactions entered into after March 31, 2000 and requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. We are currently assessing the impact of this statement.

FACTORS AFFECTING OPERATING RESULTS

     Our results of operations have varied widely in the past and we expect that they will continue to vary significantly in the future due to number of factors, including those set forth under "Risk Factors." You should read the "Risk Factors" section of this prospectus carefully. Due to these factors, we believe that quarter-to-quarter or year-to-year comparisons of our results of operations are not a good indication of our future performance. Our results of operations in some future quarter may be below the expectations of public market analysts and investors. In this event, the price of our common stock is likely to decline.

MARKET RISK

     Our exposure to market risk for changes in interest rates is limited to the exposure related to our debt instruments which are tied to market rates. We do not plan to use derivative financial instruments in our investment portfolio. We plan to ensure the safety and preservation of our invested principal funds by limiting default risks, market risk and reinvestment risk. We plan to invest in high-credit quality securities.

                                    BUSINESS

     MyPoints.com is a leading provider of internet direct marketing services and customer loyalty infrastructure. Our database-driven direct marketing service, MyPoints, offers direct marketers an approach to internet advertising that integrates targeted email and web-based offers with incentives to respond to those offers. Our rewards-based shopping channel, MyPoints Shopping!, provides web users with the ability to earn points for every dollar spent at select retail sites. Points earned in the MyPoints program may be redeemed for a wide variety of products and services, such as gift certificates, travel awards and prepaid phone cards. Our approach to direct marketing provides internet consumers with the opportunity to earn rewards by responding to direct offers and by shopping, and provides businesses with an integrated set of online customer acquisition and retention tools. In addition, we build and manage co-branded and private label online customer loyalty programs for our loyalty partners.

     According to PC Data, a leading web rating service, the MyPoints.com web site, www.mypoints.com, was the internet's fifth most popular shopping site in December 1999.

INDUSTRY BACKGROUND

Growth of the Internet and Electronic Commerce

     The internet has emerged as a global medium, enabling millions of people worldwide to share information, communicate and conduct business electronically. International Data Corporation (IDC), a leading technology research organization, estimates that the number of web users will grow from approximately 97 million worldwide at the end of 1998 to approximately 320 million worldwide by the end of 2002.

     The growing use of the web represents a significant opportunity for businesses to conduct commerce over the internet. According to IDC, transactions on the internet are expected to increase from approximately $32 billion worldwide at the end of 1998 to approximately $426 billion worldwide by the end of 2002. The internet allows businesses to develop one-to-one relationships with customers worldwide without making significant investments in traditional infrastructure such as retail outlets, distribution networks and sales personnel.

Online Direct Marketing

     Businesses operating in the electronic commerce marketplace engage in various forms of online direct marketing to generate sales of products or services. Direct marketing is advertising that is intended to generate a specific response or action from a targeted group of consumers. Examples of traditional forms of direct marketing include catalog mailings, magazine inserts and telesales. According to the Direct Marketing Association, 1998 direct marketing advertising commitments totaled $163 billion in the United States. Online direct marketing can take the form of email or web-based promotional offers. Online direct marketing is particularly attractive because advertisers can use tools that are not available in traditional media, such as measurement of "click-through" rates and one-click response to email offers. These tools give advertisers rapid feedback on their marketing campaigns. This feedback can be used to tailor new messages and targeted offers.

     According to Jupiter Communications, a leading internet market research firm, online direct marketing programs offer other unique advantages to businesses, including:

     - an interactive advertising format that enables consumers to respond and purchase online, without the need for telephone calls or store visits;

     - high rates of response to direct marketing offers of between 5% and 15%, compared to the click-through rates of traditional internet advertising -- consisting of "banners" on web sites -- which have reportedly declined from 2.0% to 0.5% over the past two years;

     - low cost per email message of between $0.01 and $0.25, compared to $1.00 and $2.00 per piece of direct marketing material sent via postal mail; and

     - short campaign life cycles of between 48 and 72 hours, compared to six to eight weeks offline.

     Because of these advantages, advertisers are committing relatively more dollars to online direct marketing campaigns than to other forms of internet advertising, such as brand marketing using banner advertisements. Forrester Research, a leading internet research firm, projects internet advertising expenditures in the U.S. to increase from $2.8 billion in 1999 to $22.2 billion in 2004. Forrester estimates that direct marketing will account for 53% of total online advertising expenditures in the U.S. in 2004, up from 15% in 1999.

Online Loyalty Programs

     Membership-based loyalty programs have long been a standard part of companies' customer relationship management programs. Consumer loyalty programs now operating in the United States serve businesses as diverse as supermarkets, telecommunication companies, airlines, credit cards and music and book sellers. As the numbers of internet users and web sites increase, the importance of customer retention to online businesses will also increase. As a result, leading online merchants and content providers are increasingly launching and testing programs aimed at retaining their most valuable customers.

Market Opportunity

     Because of continuing corporate interest in using the internet to acquire customers, and because of the need for online businesses to find effective ways to retain customers once they have attracted them, we believe there is a significant opportunity for a company that can overcome the barriers to direct marketing and loyalty on the internet, and bring cost-effective, integrated direct marketing and loyalty solutions to the online market.

THE MYPOINTS.COM SOLUTION

     MyPoints.com is a leading provider of internet direct marketing services and loyalty infrastructure. In the internet marketing sector, we believe that we are the first to combine targeted email and web-based direct marketing offers with a rewards program, called MyPoints. We provide our advertisers and loyalty partners with online customer acquisition channels and retention tools.

     By building our direct marketing service around the MyPoints program, we believe we have overcome key barriers to effective direct marketing on the internet. These barriers include inundation (the amount of email people receive), spam (unsolicited commercial email) and anonymity (the difficulty of matching a user's email address to a demographic profile). Our members opt into the MyPoints program and we award them points for giving us personal information. We inform our members that we will use the information to tailor email offers to their interests and that they can earn additional points by responding to those offers.

     Consumers benefit from our direct marketing and loyalty programs through the ability to earn and redeem points by interacting with our advertisers and loyalty partners online. Advertisers and loyalty partners benefit from the ability to acquire and retain customers on the internet cost-effectively.

Consumer Benefits

     We have designed the MyPoints program to offer the following benefits to members:

     - Relevant Offers. The depth of our member database enables us to accurately target advertisements to our members. This helps us to direct only the most relevant offers to each member and increases the likelihood that the member will view and respond to a given message.

     - Leading Brands. We increase the attractiveness of our program by providing our members with direct marketing offers from name brands such as BMG Entertainment, Cooking.com, MotherNature.com and Sprint.

     - Wide Variety of Rewards. We have designed our rewards programs to be broad. Rather than focusing on one particular type of consumer award, such as frequent flyer miles, we provide a range of redemption opportunities, including electronic gift certificates from name-brand retailers, travel awards, prepaid phone cards and credits in other popular rewards programs.

     - Easily Attainable Rewards. Many of our reward opportunities are at point levels that are low enough to be earned in a matter of weeks by a typical active member. These easily attainable rewards include $10 gift certificates for major retailers such as Barnes & Noble and for restaurant chains such as The Olive Garden. We offer our members a variety of point earning opportunities that do not require a purchase, as well as the ability to earn points for offline activities including credit card and long distance telephone usage.

     - Engaging Member Experience. We have designed our web site to be highly personalized and easy-to-use, featuring one-click purchase and redemption capability. We provide personalized web and email interfaces that feature the member's name and current point balance. Our members also have the option to receive our email offers in rich-media format, such as HTML.

     - Privacy and Control. We assure members that we will not sell personal information to third parties without permission. We also give members a significant amount of control over their experience by allowing them to set their own daily message levels, screen out unwanted advertisement or award categories or opt out of the MyPoints program.

Business Benefits

     MyPoints.com provides both our advertising clients, for whom we deliver direct marketing messages, and our loyalty partners, for whom we build and manage co-branded and private label online point programs, with a competitive advantage in the acquisition of new customers and the retention of existing customers:

     - Integrated Approach to Online Direct Marketing. We believe we are the first direct marketing provider that has integrated online direct marketing with an online rewards program. This enables our advertisers to increase consumer response rates by rewarding consumers who take advantage of their targeted offers. The most recent survey by NFO Interactive found that approximately 53% of online customers would increase the amount they spend in online transactions if loyalty points were offered.

     - Access to Our Proprietary Member Database. Our members provide us with demographic, behavioral and transactional information. We use these detailed member profiles to target offers, allowing our advertising clients to reach the most relevant audience for their promotions and increase consumer response rates.

     - Detailed Real Time Reporting. Online direct marketing campaigns generally begin to generate results in two or three days compared to several weeks in offline campaigns. We employ sophisticated marketing analytics and real-time reporting technology to evaluate the initial results of a campaign and use that information to improve the overall results of the current and future campaigns of our advertisers.

     - High Return on Advertising Investment. We offer direct marketers the ability to target and reward consumers with online offers for approximately one-tenth the cost of typical offline direct marketing promotions. As a consequence of improved testing, targeting and rewarding capabilities, we expect online direct marketing response rates to be higher than other online and offline media. This combination of lower delivery costs and higher response rates generates returns on advertising investment that are higher than those achieved by competing direct response media.

     - Rewards-Based Shopping Channel. We offer web retailers the ability to take advantage of our traffic and our customer loyalty infrastructure by joining MyPoints Shopping!, our rewarded shopping channel. Through MyPoints Shopping!, retailers can join a select group of web businesses that offer points for every dollar our members spend on their sites.

     - Customized Loyalty Solutions. We offer a variety of cost-effective and customized solutions to our loyalty partners, including co-branded and private label versions of our MyPoints rewards program. These programs enable our loyalty partners to reward their users for a variety of relationship-building activities, such as registering for a service or customizing a home page. Additionally, the ability to reward consumers enrolled in co-branded or private label loyalty programs for responding to targeted email from our advertisers enables our loyalty partners to provide consumers with substantial earning opportunities while controlling the overall cost of the program. Our proprietary Digital Loyalty Engine technology enables our business partners to design and manage innovative and flexible online loyalty programs. We currently operate or have agreed to operate loyalty programs on behalf of the following companies: About.com, Excite@Home, FasTV, Food.com, Garden.com, GTE, MyWay.com, NextCard, OurHouse.com, Prodigy, Providian Financial, Talk City, USA.net, XOOM.com and ZDNet.

STRATEGY

     Our objective is to build leading online consumer membership services and to enable our advertising clients and loyalty partners to more easily and effectively acquire and retain customers. Key elements of our strategy to achieve this objective are to:

Expand Our Membership and Deepen Our Proprietary Database

     We seek to continually expand the size of our membership base and deepen our proprietary database to provide a large audience to our advertisers and the ability to more accurately target messages to our members. To increase the size of our membership base, we plan to use a variety of approaches, including online advertising, referrals, and co-branded and private label loyalty partnerships. We increase the depth of our database by rewarding consumers for joining our MyPoints program and for completing detailed surveys from which we collect demographic and behavioral data.

We also increase the depth of our database by tracking the transaction activity of our members in the MyPoints program as our members respond to direct offers and make purchases through our rewarded shopping channel, MyPoints Shopping!. We will also continue to use third-party data sources to build more detailed profiles of our members.

Leverage Our Direct Marketing and Loyalty Program Expertise

     We will continue to use our expertise in managing direct marketing and loyalty membership programs on the internet on behalf of our advertising clients and loyalty partners, to enable them to maximize response rates to their offers and increase customer retention. We use our tools and technology to assist merchants in targeting members for specific marketing promotions based on a variety of targeting criteria, including demographic profile and past-purchase behavior. As we implement campaigns, we will continue to accumulate additional data and improve our targeting capabilities and technologies. Additionally, we will continue to provide our advertisers with support services, including the design and production of rich-media email and web-based offers and the graphical interfaces for our partners' loyalty programs.

Increase Awareness of Our Brand

     We seek to increase awareness of the MyPoints brand through consumer and trade advertising campaigns and through partnerships with high-profile internet brands. We also extend our brand presence through our association with the strong brands of our rewards providers, advertisers and network of co-brand loyalty partners.

     We will also seek to leverage our loyalty partnerships to increase the reach of our direct marketing services across the internet. Reach is defined by Media Metrix, a leading web audience measurement firm, as "the percentage of projected individuals within a designated demographic or market break category that accessed the web content of specific site or category among the total number of projected individuals using the web during the month." According to Media Metrix, in November 1999 the MyPoints program and the MyPoints Network of co-branded loyalty partnerships, fully implemented, would have had a combined, unduplicated reach of 36.2% of the internet. We are still in the process of implementing some of these partnerships.

Pursue "Clicks and Mortar" Opportunities

     We define "clicks and mortar" as using online marketing activities to motivate offline purchases. Forrester estimates that 70 million shoppers researched products and services on the web in 1999, leading to more than $100 billion in offline purchases. By 2003, Forrester predicts that online purchases will reach $108 billion, and that online marketing will influence approximately $500 billion in purchases at offline stores.

     We believe the challenge for many merchants in the years to come will be to effectively establish consumer relationships online and then to attract consumers to an offline store for the final purchase. We are implementing a number of initiatives to build out a "clicks and mortar" business to take advantage of this large market. On behalf of some of our advertisers, we give our members the opportunity to sign up for services online, but to earn points for their offline purchases. For example, through our relationship with Sprint, we reward members to sign up for Sprint long distance through our web site and for every time they use Sprint long distance, an offline activity.

Maintain Our Technology Leadership

     The MyPoints Digital Loyalty Engine, which underlies our rewards programs, is a highly scalable software platform designed to serve the needs of our members and business partners. The system currently supports more than six million member accounts in proprietary, co-branded and private label loyalty environments. We plan to continue developing and improving our technology to meet the needs of a growing online marketplace. We also intend to continue to leverage the technology and experience of Experian, a leading information services and database management company and the parent of our largest stockholder.

Pursue Strategic Acquisitions and Alliances

     We have made several acquisitions, license arrangements and strategic alliances to build our membership base and improve our level of services. In our principal acquisition transaction, we acquired internet and electronic commerce assets and technologies to support web-based rewards programs from Enhanced Response Technologies, Inc. and a company affiliated with Experian. This acquisition enabled us to integrate email and web-based direct marketing and loyalty programs under the MyPoints name. Through this acquisition, we believe we have become a key element of Experian's long-term internet investment strategy. We intend to pursue additional strategic alliances and acquisitions aggressively to increase membership through co-branded and private label programs, offer new products and services, access new geographic markets and obtain proprietary technologies. In addition, in January 2000, we acquired Alliance Development Group, Inc., a company that operates offline customer rewards programs. We intend to integrate our technology with ADG's offline programs to make them more efficient.

Expand Internationally

     We believe the anticipated international growth of internet usage has the potential to generate significant additional revenue opportunities for us. According to IDC, the number of web users outside the United States is projected to increase from approximately 46 million at the end of 1998 to approximately 184 million by the end of 2002. Currently, we have signed agreements with international partners including MetaLand, a leading Korean e-commerce site, StarMedia, a leading Latin American portal, Sweden Post, the Swedish postal service, TVSN, an Australian television shopping network, and Experian, a subsidiary of The Great Universal Stores P.L.C. Our program with Sweden Post to license a localized version of MyPoints BonusMail for the Swedish market has been operational since May 1999. Sweden Post operates one of Europe's leading electronic commerce web sites. We expect that we will announce other international programs in the course of 2000.

MYPOINTS.COM PRODUCTS AND SERVICES

     The following table summarizes our products and services:

------------------------------------------------------------------------------------------------------
  PRODUCT/SERVICE        DESCRIPTION                                           SELECTED CLIENTS
------------------------------------------------------------------------------------------------------
  MYPOINTS AND MYPOINTS  Direct marketing system integrating targeted email    - eBay
  BONUSMAIL: Internet    and web-based offers with incentive points to         - BMG Entertainment
  Direct Marketing       respond to those offers                               - Intuit
  Services                                                                     - Macy's
                                                                               - MotherNature.com
                                                                               - Sprint
------------------------------------------------------------------------------------------------------
  MYPOINTS SHOPPING!:    Rewards-based shopping channel featuring select       - Avon
  Internet Direct        online retailers with whom MyPoints members can earn  - Hickory Farms
  Marketing Services     points for dollars spent                              - JC Penney
                                                                               - Lands End
                                                                               - Orvis
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  MYPOINTS NETWORK:      Network of web sites that use a co-branded version    - About.com
  Internet Loyalty       of our Digital Loyalty Engine technology to provide   - Excite@Home
  Infrastructure and     their users with loyalty points to interact with      - Food.com
  Direct Marketing       their on-site offerings                               - Garden.com
  Services                                                                     - GTE
                                                                               - MyWay.com
                                                                               - OurHouse.com
                                                                               - Providian Financial
                                                                               (Aria)
                                                                               - Talk City - USA.NET
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  PRIVATE LABEL LOYALTY  Private label loyalty programs based on our Digital   - NextCard
  PROGRAMS: Internet     Loyalty Engine technology                             - Prodigy
  Loyalty                                                                      - XOOM.com
  Infrastructure and                                                           - ZDNet
  Direct Marketing
  Services
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  LICENSING: Internet    Licensing of proprietary internet direct marketing    - Sweden Post
  Direct Marketing and   and loyalty technology
  Loyalty
  Infrastructure
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MyPoints and MyPoints BonusMail

     The MyPoints program serves two primary constituencies, our members and our advertising clients. Members enroll to earn rewards by responding to targeted offers on the web at the MyPoints web site and to targeted offers by email through MyPoints BonusMail. Advertising clients use MyPoints to reach a selected group of members with targeted offers and incentives. We believe that MyPoints is the internet's first direct marketing program that integrates electronic commerce by email and web-based offers with the infrastructure to reward consumers with points to respond to these offers.

     The MyPoints program begins with enrollment, where consumers receive rewards points for providing key demographic and behavioral information. This enrollment information is supplemented with transactional data gathered as our members interact with our services. Once enrolled, MyPoints members receive points for responding to targeted, personalized offers. Members may also earn points by filling out additional online surveys. After earning a sufficient number of points, MyPoints members may redeem their points online for products and services from our rewards partners, including electronic gift certificates, travel awards, prepaid phone cards and points in other loyalty programs. Members may also spend their points at participating catalog sites where merchandise prices are denominated in points for MyPoints members. Our rewards providers benefit from the MyPoints program through increased revenue and additional customers.

     The list of web-based point-earning opportunities presented to the member on the MyPoints "earn page" depends on the profile of the visiting member. Some of the information that determines the point-earning opportunities directed to a member include geographic location, leisure time interests, financial information and investment interests. The MyPoints program features a sophisticated online account maintenance area, where members may change their preferences and other personal information, access their earning history and account balance, contact a member care representative, and redeem points.

     We also place a high degree of importance on our commitment to maintaining the security of member information. We are members of both TRUSTe and the Online Better Business Bureau, and we adhere to the principles of these organizations.

MyPoints Shopping!

     In July 1999, we launched MyPoints Shopping!, a shopping service that enables our MyPoints members to earn points by shopping online at a network of internet merchants. We work with our retail partners to increase site traffic and sales through our rewarded shopping channel, MyPoints Shopping!. The following merchants are among those participating in the program: Avon, Hickory Farms, JC Penney, Lands End and Orvis.

MyPoints Network

     The MyPoints Network is a system of participating web sites which offer our members the opportunity to earn points at locations on the internet other than the MyPoints web site. We provide participating web sites with a supply of rewards points to distribute to their visitors as a loyalty and incentive tool in exchange for the opportunity to enroll their visitors in our service. These partnerships are co-branded with each partner. In these partnerships, the currency always retains the MyPoints brand and we retain direct marketing rights to the members generated by the service. We currently have agreements with the following companies to participate in the MyPoints Network: About.com, Excite@Home, Food.com, Garden.com, GTE, MyWay.com, OurHouse.com, Providian Financial (Aria), Talk City and USA.NET.

     We compensate each MyPoints Network partner with points and/or a cash bounty for each new member the partner brings to the MyPoints program. Our partner issues points as a loyalty tool to its users. We either manage the program externally or enable our partner to set point-earning opportunities without our direct involvement using our Digital Loyalty Engine. The Digital Loyalty Engine enables each partner to reward any action that requires a click on the site, such as clicking on a banner, registering for a service or purchasing a product. We also provide each partner with a supply of rewards points based on prospective membership growth, internal promotion to MyPoints members, and in some cases, cooperative advertising to launch the new web site.

     Network partnerships create cost-effective membership growth. They also increase our brand awareness among new affinity groups. Our network partnership marketing group focuses on current rewards partners, electronic commerce alliances, major electronic commerce and entertainment sites, web-based email providers, and online community sites and portals.

Private Label Loyalty Programs

     We also build and operate fully customized, private label point programs based on the MyPoints technology. We currently operate private label programs on behalf of NextCard Internet VISA (NextCard Rewards), Prodigy (Prodigy Points) and XOOM.com (XOOMPoints). We also have an agreement with ZDNet to develop and implement a private label program named ZDNet Points on its behalf in the second quarter of 2000. Private label loyalty programs operate in a manner similar to the MyPoints Network programs, except that the points are branded exclusively for our partners. In most cases, we may still market to our partners' members; however, the marketing material we use is branded for our partners and the points issued as a response incentive are in the form of our partners' branded currencies. Our private label redemption options can also be adjusted to maximize support for our partners' brands. For instance, we may include a partner's own product line in the rewards chart, providing a set of redemption options highly relevant to the partner's own consumer base. At all levels, a private label loyalty program reinforces and builds loyalty to our partners' brands, while at the same time expanding our direct marketing membership base.

Licensing Programs

     We offer our technology for license to customers seeking to develop email or web-based direct marketing and loyalty programs. As part of our license agreement, we may receive a set-up fee and royalties based on a percentage of revenues derived from the licensed site. We currently have one licensing agreement in place with Sweden Post. This agreement establishes a version of the MyPoints BonusMail program for the Swedish market. Licensing is an attractive way for us to address international market opportunities, which typically require a foreign language web site as well as advertising and points redemption opportunities relevant to the local market.

SALES AND MARKETING

     At December 31, 1999, our advertising sales organization consisted of 46 employees located primarily in San Francisco, New York, Los Angeles and Chicago. This organization is dedicated to developing and maintaining relationships with leading advertisers and advertising agencies nationwide. We also seek to enter into relationships with third-party advertising sales representatives to augment the efforts of our direct sales personnel. This organization is also responsible for developing partnerships to acquire members for our online direct marketing program. These partnerships can take various forms, including membership in the MyPoints Network and private label loyalty programs.

     At December 31, 1999, our consumer marketing and business development organization consisted of 31 employees in San Francisco, New York and Chicago. This organization is dedicated to acquiring members for our online direct marketing program. MyPoints consumer marketing group uses a variety of member acquisition strategies, including referrals by current members, banner bars and other online media placements, and affiliate programs. Affiliate programs include relationships in which partners bring new members to MyPoints by introducing the service to their own user bases in exchange for exposure of their own services to the MyPoints membership or a cash payment per member.

     We have a variety of affiliate programs in place, including one with Times Company Digital, the internet business unit of The New York Times, under which the MyPoints Program is an integrated feature in The New York Times on the Web's registration process. Under the agreement, nytimes.com enables visitors to join the MyPoints Program in the course of their online registration for The New York Times on the Web.

ADVERTISING CLIENTS AND REWARDS PROVIDERS

     Set forth below is a list of our ten largest advertising clients, based on the amount of revenues we generated during 1999:

Advertising Clients

AnyDay.com                       BMG Entertainment
drkoop.com                       Electronic News
Freeshop                         Garden.com
healthshop.com                   MotherNature.com
Sprint                           Zoomerang

     Our ten largest rewards providers, based on points redeemed as of December 31, 1999, are as follows:

Rewards Providers

Barnes & Noble                   Blockbuster Video
Brinker International            Darden Restaurants
JCPenney                         Macy's
Sprint                           Target
Tower Records                    Toys 'R' Us

MEMBER CARE

     We have established a member care process that is designed to provide superior service to all program participants.

Automated Inquiry System

     We have developed automated online support services for our members, such as online access to account information and transaction histories. Our new member inquiry interface is designed to answer member questions automatically. Through this member inquiry system, customers contact us via a web form that generates an email containing relevant customer account information for efficient handling by our member care staff.

24-hour/7-day Support

     We employ an internal staff dedicated to member care and a specialized customer support vendor, Brigade Solutions, to maximize coverage and minimize cost and turnaround time. Through this combination, we are able to provide 24-hour, 7-day coverage with immediate automated responses for all online inquiries and a turnaround time of less than 24 hours for more than 95% of basic member inquiries. We intend to continue to enhance our member care services through increased availability of online member self-support and improved customer reporting systems.

TECHNOLOGY AND INFRASTRUCTURE

     We have developed an expandable, secure and reliable technology infrastructure to support our online direct marketing and loyalty rewards programs. The principal element of our proprietary technology is our Digital Loyalty Engine. The Digital Loyalty Engine is an internet based software application that enables our loyalty partners to set the parameters of point-earning transactions without our direct involvement. Customizable elements include the number of times in a given period an award may be earned, the number of points per transaction, the maximum number of transactions per member and the maximum aggregate numbers of points that can be awarded in a given campaign. Partners can use the Digital Loyalty Engine to take advantage of market opportunities on a real-time basis by establishing new point-earning opportunities or altering the parameters of existing opportunities.

Expandability

     To date, we have demonstrated that our architecture is capable of rapid expansion. Membership in our direct marketing and loyalty programs has grown from fewer than two million members in January 1999 to more than six million members in January 2000. Our systems are also designed to capture a large amount of data from our members, which is critical to the creation of a successful online loyalty rewards program. In addition, our systems can be integrated with our partners' own databases, thereby enhancing data exchange and data mining for marketing purposes.

Security

     We incorporate a variety of encryption techniques meant to protect the privacy of consumer information and the integrity of client transactions. We also employ a variety of automated fraud detection procedures to identify patterns of abuse and potential fraudulent use of the system. Our fraud detection systems can automatically disable accounts in which fraud is suspected. The data center where our system is located provides 24-hour/7-day security management.

Reliability

     Our software system architecture uses industry standard technologies to maximize reliability. We use Secure Socket Layer for secure transactions, Oracle databases, the UNIX operating system and the Netscape web server within our infrastructure. All of these platforms have demonstrated a high degree of reliability. Our databases are also distributed among clients and among functions. In particular, each Digital Loyalty Engine, where transactions are recorded, is separate from the main database of account records. As a result, a database failure would typically affect only a particular client or function and would not adversely impact our entire system. We back up our Oracle databases to long-term tape storage on a daily basis.

     Our network servers are housed separately at Exodus Communications' data centers in Jersey City, New Jersey and Oak Brook, Illinois. The Exodus data centers provide redundant network connections, redundant connections to power grids, diesel generators for emergency power, air conditioning and 24-hour/7-day engineering support. Our infrastructure is built to maximize reliability through the use of multiple central processor units and redundant power supplies, networking and input/output controllers.

COMPETITION

     We face intense competition from both traditional and online advertising and direct marketing businesses. We expect competition to increase due to the lack of significant barriers to entry in the online advertising market. As we expand the scope of our product and service offerings, we may compete with a greater number of media companies across a wide range of advertising and direct marketing services. Online direct marketing service companies that we currently compete with or may in the future compete with include 24/7 Media, DoubleClick, Flycast Communications, MatchLogic, Netcreations and yesmail.com. In addition, several other companies offer competitive online products, services and rewards programs, including Cybergold and Netcentives. We also face competition from established online portals and community web sites that engage in direct marketing, as well as from traditional advertising agencies and direct marketing companies that may seek to offer online products or services.

     Therefore, although we believe we were the first company to integrate online direct marketing with an online rewards program, we may face additional competition from companies engaged in online direct marketing that introduce rewards programs and from online rewards program providers that begin offering direct marketing services.

     Our ability to compete depends upon many factors, including:

     - the timing and market acceptance of new products and services developed either by us or our competitors;

     - our ability to demonstrate the effectiveness of our service to advertisers;

     - our ability to increase the number of members who participate in our online programs;

     - our ability to increase the depth of information in our database regarding our members by capturing demographic, behavioral and transactional data;

     - our ability to increase awareness of our brand;

     - the capacity of our technology infrastructure to meet the needs of our members, advertisers and loyalty partners; and

     - sales and marketing efforts by us or our competitors.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we seek to protect through a combination of patent, copyright, trade secret and trademark laws. We have filed three patent applications in the United States. For some of these applications, we also plan to file corresponding international patent applications. We have entered into confidentiality or license agreements with our employees and consultants, and corporate and strategic partners and generally seek to control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for third parties to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently. We pursue the registration of our trade and service marks in the United States and internationally. We have registered trademarks for "MyPoints," "BonusMail" and "Rew@rds" in the United States. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are distributed or made available through the internet, and policing unauthorized use of our proprietary information is difficult.

     Legal standards relating to the validity, enforceability and scope of protection of proprietary rights in internet-related businesses are uncertain and still evolving. We cannot give any assurance as to the future viability or value of any of our proprietary rights. In addition, we cannot give any assurance as to the future viability or value, if any, of our proprietary rights. In addition, we cannot give any assurance that the steps taken by us will prevent misappropriation or infringement of our proprietary information. Any infringement or misappropriation, should it occur, could have a material adverse effect on our business, results of operations and financial condition.

     Our business activities may infringe upon the proprietary rights of others, and other parties may assert infringement claims against us. We have received three claims of alleged infringement, one of which has been resolved through a license agreement. We are currently in the process of negotiating a settlement of the second claim, which was made by Cybergold in May 1999. If this claim cannot be resolved through a license or similar arrangement, we could become a party to litigation with Cybergold. Also, in July 1999, we received an infringement claim from another party, along with an offer to grant a license to us at a cost that would not be material. To our knowledge, no litigation has been filed against us based on this claim. We are evaluating the claim and have not yet begun substantive discussions regarding it. Litigation may also be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. An adverse determination in any litigation of this type could require us to make significant changes to the structure and operation of our online rewards program, attempt to design around a third party's patent, or license alternative technology from another party. Implementation of any of these alternatives could be costly and time consuming, and might not be possible. Accordingly, an adverse determination in any litigation that might ensue between a third party and us could have a material adverse effect on our business, results of operations and financial condition. In addition, any intellectual property litigation, even if successfully defended, would result in substantial costs and diversion of resources and management attention and could therefore have a material adverse effect on our business, results of operations and financial condition.

     We have licensed, and may license in the future, elements of our trademarks, trade dress and similar proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by these business partners, they may take actions that could materially and adversely affect the value of our proprietary rights or reputation.

PRODUCT AND SERVICE WARRANTIES

     When members purchase products in response to direct marketing offers that we send them or redeem points for products and services, we pass on to these members the warranties made by the manufacturers of products or providers of services. We do not provide separate additional warranties.

EMPLOYEES

     As of December 31, 1999, we employed 213 people, including 72 in sales and marketing, 110 in technology and production and 31 in support, administration, finance, management and human resources. We believe that we maintain good relations with our employees.

FACILITIES

     We are currently leasing approximately 40,000 square feet of office space in San Francisco, California, approximately 23,000 square feet of office space in Schaumburg, Illinois and approximately 4,500 square feet of office space in New York, New York. Our sales, marketing, finance and administration functions are based in San Francisco. Our technology and production groups are based in Schaumburg. The lease for the San Francisco facility expires in November 2006, with an option to extend the lease for an additional five years. The Schaumburg facility is currently leased under a lease which expires in March 2001 and two month-to-month leases. These leases will automatically convert into a 60-month lease upon completion of improvements to our new Schaumburg facility.

DIRECT MARKETING BOARD OF ADVISORS

     We have assembled a board of advisors with significant experience in the direct marketing industry. Our board of advisors consists of:

        Steve Carbone
        President, Grey Direct e.marketing

        G. Steven Dapper
        Chief Executive Officer of Hawkeye Media
        Former Chairman and Chief Executive Officer, Rapp Collins Worldwide

        Rashi Glazer
        Editor-in-Chief, Interactive Marketing Journal
        Professor of Marketing, Haas School of Business, University of California at Berkeley

        Worthington Linen
        Chairman and Chief Executive Officer, The Signature Group
        Former President and Chief Executive Officer, BMG Direct

        George S. Wiedemann
        Chairman and Chief Executive Officer, Grey Direct Marketing Group Chairman of the Direct Marketing Association

        Lester Wunderman
        Founder and former Chairman, Wunderman Cato Johnson

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth, as of December 31, 1999, certain information concerning our executive officers and directors:

             NAME                AGE                            POSITION
             ----                ---                            --------
Steven M. Markowitz............  29    Chief Executive Officer and Chairman of the Board
Robert C. Hoyler...............  49    President, Chief Operating Officer and Director
Thomas P. Caldwell.............  41    Senior Vice President, Finance and Chief Financial Officer
Charles H. Berman..............  48    Executive Vice President, Sales
Eugene A. Pierce...............  42    Senior Vice President, Technology
Steven E. Parker...............  36    Senior Vice President, Marketing
Frank J. Pirri.................  59    Senior Vice President, Offline Commerce
Layton S. Han..................  34    Vice President, Business Development
Howard L. Morgan...............  54    Director
Thomas Newkirk.................  54    Director
Lawrence E. Phillips...........  33    Director
Mario M. Rosati................  53    Director
Lester Wunderman...............  79    Director

     Steven M. Markowitz is a founder of MyPoints.com and has served as our Chief Executive Officer and Chairman of the Board since November 1996. Mr. Markowitz also served as our President from November 1996 until December 1998. From May 1995 to August 1996, Mr. Markowitz was a securities analyst with Fidelity Management & Research (Far East), a unit of Fidelity Investments. Mr. Markowitz is also the founder of a specialty catalog for the Japanese software market and has acted as an advisor to that company since 1992. From 1992 to 1994, Mr. Markowitz was a Tokyo-based correspondent for Dow Jones & Co., Inc., a business and financial news publishing company. Mr. Markowitz holds an A.B. from the University of California at Berkeley and an M.B.A. from the Haas School of Business, University of California at Berkeley.

     Robert C. Hoyler has served as our President and Chief Operating Officer since December 1998 and has served as one of our directors since January 1999. Prior to joining MyPoints.com, Mr. Hoyler had served as Chief Executive Officer of MotivationNet since July 1996. From July 1993 to March 1996, Mr. Hoyler served as Senior Vice President of Diversified Businesses at Keebler, a leading consumer products company, where he was responsible for sales, marketing and manufacturing for Keebler's Diversified Businesses unit. Mr. Hoyler holds a B.A. from Loyola University and a Master of Management from J.L. Kellogg Graduate School of Management, Northwestern University.

     Thomas P. Caldwell joined us as our Senior Vice President, Finance and Chief Financial Officer in April 1999. Prior to joining MyPoints.com, Mr. Caldwell served as Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary of Dynamic Circuits, Inc., a printed circuit board manufacturer, since November 1996. In July 1998, Dynamic Circuits, Inc. was acquired by Dynamic Details, Inc., and at that time Mr. Caldwell was also appointed to the position of Vice President, Strategic Development of Dynamic Details, Inc. From May 1996 to November 1996, Mr. Caldwell served as Director, Corporate Finance in the San Francisco office of Coopers & Lybrand L.L.P., an accounting firm, where he provided financial consulting services. From February 1993 to May 1996, Mr. Caldwell served as a Vice President of Houlihan, Lokey, Howard & Zukin, Inc., an investment banking firm. Mr. Caldwell holds a B.S. from Santa Clara University and an M.B.A. from the University of Chicago, Graduate School of Business.

     Charles H. Berman has served as our Executive Vice President, Sales since October 1998. From September 1998 to October 1998, Mr. Berman served as our Director of Business Development. From February 1998 to September 1998, Mr. Berman served as our Director of Consumer Marketing, where he was responsible for all membership acquisition. From July 1994 to December 1997, Mr. Berman served as President of Goodstuffs, a gourmet food and wine company. From 1988 to June 1994, Mr. Berman served as President of WineWrights, a wine membership organization company, where he managed the company from inception. Mr. Berman holds a B.A. from Case Western Reserve University and an M.B.A. from San Francisco State University.

     Eugene A. Pierce joined us as Senior Vice President, Technology in November 1999. Prior to joining MyPoints.com, Mr. Pierce served as the Chief Technology Officer of LEXIS-NEXIS since November 1998, where he was responsible for the system architecture for a database service that fielded more than 800,000 inquiries per day. From February 1997 to November 1998, Mr. Pierce worked as Vice President of Development for Update Marketing in Vienna, Austria. Prior to Update Marketing, Mr. Pierce held numerous management positions over a 15-year period at AT&T GIS, Health Magic Incorporated and NCR Inc. Mr. Pierce holds a B.S. from Wright State University and a Masters of Computer Science from Wright State University.

     Steven E. Parker has served as our Senior Vice President, Marketing since July 1999. From November 1998 to July 1999, Mr. Parker served as our Vice President, Product and Trade Marketing. From September 1997 to November 1998, Mr. Parker served as Vice President, Marketing, for MotivationNet. From December 1995 to September 1997, Mr. Parker served as President of Select Brands, Inc. From May 1990 to December 1995, Mr. Parker held several positions with Keebler Company, most recently Director of Category Management and New Product Development in Keebler's Diversified Businesses unit. Mr. Parker holds a B.S. in Commerce from the McIntire School at the University of Virginia and an M.B.A. from Loyola University.

     Frank J. Pirri has served as our Senior Vice President, Offline Commerce since December 1998. From May 1997 to November 1998, Mr. Pirri served as Executive Vice President of MotivationNet. From January 1994 to May 1997, Mr. Pirri served as the President and Chief Executive Officer of Life Facts, Inc., a medical information products company. From January 1993 to January 1994, Mr. Pirri served as the Vice Chairman of S&H Citadel, Inc., an incentives marketing services company, following its merger with S&H Motivation and Citadel Motivation. From 1987 to January 1993, Mr. Pirri served as President and Chief Executive Officer of S&H Motivation, a consumer and business-to-business performance improvement company. Prior to S&H Motivation, Mr. Pirri held numerous positions over a 24-year period at The Sperry & Hutchinson Company (S&H Green Stamps). Mr. Pirri holds a B.B.A. from Pace University and a Master of Management from J.L. Kellogg Graduate School of Management, Northwestern University.

     Layton S. Han has served as our Vice President, Business Development since April 1999. From November 1996 to April 1999, Mr. Han served as our Vice President, Finance and Chief Financial Officer. From May 1996 to August 1996, Mr. Han served with the strategy and business development group of US West Media Group, a telecommunication company. From 1989 to January 1996, Mr. Han served as an Account Executive of Travelers Insurance Company where he underwrote insurance and risk financing products for corporate clients. Mr. Han holds a B.S. from the University of California, Davis and an M.B.A. from the Haas School of Business, University of California at Berkeley.

     Howard L. Morgan has served as one of our directors since November 1996. Since 1989, Dr. Morgan has been President of the Arca Group, Inc., a consulting and investment management firm specializing in the areas of computer and communications technologies. Dr. Morgan has also served as a General Partner of Idealab! Corporation, an incubator of internet and e-commerce companies, since January 1999. In addition, Dr. Morgan served as Chief Executive Officer of Franklin Electronic Publishers, Inc. in early 1998. Dr. Morgan was Professor of Decision Sciences at the Wharton School of Business of the University of Pennsylvania from 1972 through 1986. Dr. Morgan serves as director for a number of public companies, including Cylink Corp., Franklin Electronic Publishers, Inc., Infonautics Corporation, Segue Software, Inc. and Unitronix Corp. Dr. Morgan holds a B.S. from City College of New York and a Ph.D. from Cornell University.

     Thomas Newkirk has served as one of our directors since January 1999. Mr. Newkirk has served as the Chairman of Experian Marketing Solutions, a subsidiary of the information services company Experian, since 1998. Mr. Newkirk founded Direct Marketing Technology, a wholly-owned subsidiary of Experian, in 1981 and has served as one of its directors since 1990. Mr. Newkirk holds a B.S. from Massachusetts Institute of Technology.

     Lawrence E. Phillips has served as one of our directors since December 1998. In April 1998, Mr. Phillips formed and presently serves as Managing Director of Primedia Ventures, a venture capital fund of Primedia, a media and publishing company, where he directs investing activities in early-stage internet software, commerce and advertising companies. From February 1995 to April 1998, Mr. Phillips founded and managed an internet division for Primedia's Magazine Group, where he had general management responsibilities for the launch and operation of several web sites. From September 1992 to February 1995, Mr. Phillips was a Vice President at Unterberg Harris, an investment banking firm. Mr. Phillips holds an A.B. from Cornell University and an M.B.A. from Harvard Business School.

     Mario M. Rosati has served as one of our directors since November 1996. Mr. Rosati has been with the Palo Alto, California law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, since 1971, first as an associate and then as a member since 1975. Mr. Rosati also serves as a director of Sanmina Corporation, Symyx Technologies, Inc., The Management Network Group, Inc., Ross Systems, Inc., Vivus, Inc., Genus, Inc. and Aehr Test Systems. Mr. Rosati holds a B.A. from the University of California, Los Angeles and a J.D. from the University of California at Berkeley, Boalt Hall School of Law.

     Lester Wunderman has served as one of our directors since January 1999 and is also a member of our board of advisors. Through December 1998, Mr. Wunderman served as Chairman of Wunderman Cato Johnson, a world-wide direct marketing agency, which he founded in 1958. Mr. Wunderman is also Visiting Professor of Direct Marketing at the School for Continuing Education of New York University. He has served as Chairman of the Executive Committee of the Center for Direct Marketing at New York University and is a Trustee of the Children's Television Workshop. Mr. Wunderman serves as a director of Infonautics Corporation. Mr. Wunderman holds an honorary doctorate from City University of New York.

BOARD COMPOSITION

     Our bylaws currently authorize seven directors. Our certificate of incorporation and bylaws provide that our board is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The Class I directors, Messrs. Markowitz, Morgan and Rosati, will stand for reelection at the 2000 annual meeting of stockholders. The Class II directors, Messrs. Hoyler and Phillips, will stand for reelection at the 2001 annual meeting of stockholders. The Class III directors, Messrs. Newkirk and Wunderman, will stand for reelection at the 2002 annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This staggered classification of the board of directors may have the effect of delaying or preventing changes in control or management. There are no family relationships among any of our directors, officers or key employees.

BOARD COMMITTEES

     The board of directors has a compensation committee and an audit committee.

     Our compensation committee consists of Messrs. Morgan, Newkirk and Phillips. The compensation committee makes recommendations regarding our various incentive compensation and benefit plans and determines salaries for our executive officers and incentive compensation for our employees and consultants.

     Our audit committee consists of Messrs. Phillips and Wunderman. The audit committee makes recommendations to the board of directors regarding the selection of our independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our control functions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of our compensation committee was, at any time since our formation, an officer or employee of MyPoints.com. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. See "Transactions with Directors, Executive Officers and Principal Stockholders" for a description of transactions between MyPoints.com and entities affiliated with members of our compensation committee.

DIRECTOR COMPENSATION

     We currently pay each of our directors $2,500 per quarter for their services as members of the board of directors and an additional $2,000 for each meeting they attend. We also reimburse them for reasonable expenses in connection with attending our board and committee meetings. Each year, we grant each of our outside directors an option to purchase 7,500 shares at a per share exercise price equal to the fair market value at the time of grant. We do not provide additional compensation for committee participation or special assignments of the board of directors. From time to time, we have granted our outside directors options to purchase shares of our common stock under the 1996 stock plan or the 1999 stock plan. In January 1997, we granted Mr. Morgan an option to purchase 133,333 shares at a per share exercise price of $0.05. In September 1997, we granted Mr. Rosati an option to purchase 113,333 shares at a per share exercise price of $0.10. In February 1998, we granted Mr. Rosati an option to purchase 20,000 shares at a per share exercise price of $0.10 and Mr. Wunderman, then in his capacity as a member of our board of advisors, an option to purchase 10,000 shares at a per share exercise price of $0.05. In January 1999, we granted Mr. Newkirk an option to purchase 25,000 shares, Mr. Phillips an option to purchase 25,000 shares and Mr. Wunderman an option to purchase 50,000 shares, all at a per share exercise price of $1.00. In December 1999, we granted Mssrs. Morgan, Newkirk, Phillips, Rosati and Wunderman each an option to purchase 7,500 shares at a per share purchase price of $38.25.

EMPLOYMENT AGREEMENTS

     In December 1999, our Board of Directors approved in principle the terms of new employment agreements with Steven Markowitz, our Chairman and Chief Executive Officer, and Robert Hoyler, our President and Chief Operating Officer. The terms of these employment agreements include annual salaries of $200,000 for Messrs. Markowitz and Hoyler and the establishment of cash and stock option-based incentive compensation plans. The terms of these agreements also provide for 18 months of severance pay in the event of termination of employment under certain circumstances. In addition, if within 18 months of a change of control of MyPoints.com, the employment of either individual is terminated or either individual resigns as a result of a decrease in compensation or work-related responsibilities, that individual will be entitled to vesting of all then-unvested stock options as well as 18 months of severance pay. MyPoints.com anticipates entering into these agreements during the first quarter of 2000.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by us during 1998 and 1999 to our Chief Executive Officer and our four next most-highly compensated executive officers who received salary compensation of more than $100,000 during 1999.

                           SUMMARY COMPENSATION TABLE

                                                                       LONG TERM
                                                                      COMPENSATION
                                                                      ------------
                                                                         AWARDS
                                                                      ------------
                                               ANNUAL COMPENSATION     SECURITIES
                                               --------------------    UNDERLYING       ALL OTHER
     NAME AND PRINCIPAL POSITIONS       YEAR   SALARY($)   BONUS($)    OPTIONS(#)    COMPENSATION($)
     ----------------------------       ----   ---------   --------   ------------   ---------------
Steven M. Markowitz...................  1999   $140,000     $   --       625,000        $     --
  Chief Executive Officer and Chairman  1998    100,000         --            --              --
  of the Board of Directors
Robert C. Hoyler......................  1999    150,440         --       440,000              --
  President and Chief Operating         1998    139,682         --            --              --
  Officer
Charles H. Berman.....................  1999    137,614         --       164,905         171,760(1)
  Executive Vice President, Sales       1998     76,000         --       128,000              --
Steven E. Parker......................  1999    129,509         --       222,931          25,000(2)
  Senior Vice President, Marketing      1998    107,312      5,000        27,069              --
Frank J. Pirri........................  1999    156,895         --       115,000              --
  Senior Vice President, Offline        1998    109,384         --            --              --
  Commerce

-------------------------
(1) Represents sales commissions.

(2) Represents a relocation bonus.

     Messrs. Hoyler's and Pirri's salaries in 1998 include amounts earned at MotivationNet before its acquisition by MyPoints.com. Thomas P. Caldwell joined MyPoints.com in April 1999 at an annual salary of $150,000.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information relating to stock options granted during 1999 to our Chief Executive Officer and our other executive officers who received salary compensation of more than $100,000. All of these options were awarded under our 1996 stock plan or our 1999 stock plan and have a term of ten years from the date of grant.

                                                                                       POTENTIAL
                                                                                       REALIZABLE
                                         INDIVIDUAL GRANTS                          VALUE AT ASSUMED
                       ------------------------------------------------------       ANNUAL RATES OF
                       NUMBER OF     PERCENT OF                                       STOCK PRICE
                       SECURITIES   TOTAL OPTIONS                                     APPRECIATION
                       UNDERLYING      GRANTED                                      FOR OPTION TERM
                        OPTIONS       IN FISCAL       EXERCISE     EXPIRATION   ------------------------
        NAME           GRANTED(#)       1999        PRICE($/SH.)      DATE        5%($)        10%($)
        ----           ----------   -------------   ------------   ----------   ----------   -----------
Steven M. Markowitz..   350,000           6.2%         $ 1.00       1/31/2009   $  220,113   $   557,810
                         90,000           1.6            8.00       4/12/2009      452,804     1,147,495
                        185,000           3.3           38.25      12/08/2009    4,450,216    11,277,720
Robert C. Hoyler.....   250,000           4.5            1.00       1/31/2009      157,224       398,436
                         90,000           1.6            8.00       4/12/2009      452,804     1,147,495
                        100,000           1.8           38.25      12/08/2009    2,405,522     6,096,065
Charles H. Berman....    30,000           0.5            1.00       1/31/2009       18,867        47,812
                         60,000           1.1            8.00       4/12/2009      301,869       764,996
                          1,905            --            8.00       5/12/2009        9,584        24,289
                         73,000           1.3            8.00       7/26/2009      367,274       930,746
Steven E. Parker.....    47,931           0.9            5.00       2/26/2009      150,718       381,948
                         90,000           1.6            8.00       5/12/2009      452,804     1,147,495
                         85,000           1.5            8.00       7/26/2009      427,648     1,083,745
Frank J. Pirri.......    90,000           1.6            8.00       4/12/2009      452,804     1,147,495
                         25,000           0.4            8.00       8/19/2009      125,779       318,748

     In 1999, we granted options to purchase an aggregate of 5,614,630 shares of common stock to our employees, directors and consultants. Generally, we grant options at an exercise price equal to the fair market value of the underlying common stock on the date of grant, as determined by our board of directors, and the options vest over four years from the date of grant. Because we are a publicly-held company, the fair market value of our stock equals its trading market price.

     In accordance with the rules of the Securities and Exchange Commission, the above table sets forth the potential realizable value over the ten-year period from the grant date to the expiration date, assuming rates of stock appreciation of 5% and 10%, compounded annually. These amounts do not represent our estimate of future stock price performance. Actual realizable values, if any, of stock options will depend on the future performance of our common stock.

                         FISCAL YEAR-END OPTION VALUES

     The following table sets forth information for our Chief Executive Officer and our other executive officers who received salary compensation of more than $100,000 in 1999, relating to the number and value of securities underlying exercisable and unexercisable options held at December 31, 1999.

                                         NUMBER OF SECURITIES
                                        UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                              OPTIONS AT               IN-THE-MONEY OPTIONS AT
                                         DECEMBER 31, 1999(#)            DECEMBER 31, 1999($)
                                     ----------------------------    ----------------------------
               NAME                  EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
               ----                  -----------    -------------    -----------    -------------
Steven M. Markowitz................    241,458         383,542       $15,711,122     $22,392,629
Robert C. Hoyler...................    172,291         267,709        11,453,493      16,311,507
Charles H. Berman..................    167,219         120,500        12,219,623       7,953,000
Steven E. Parker...................     44,756         155,507         2,971,357      10,446,543
Frank J. Pirri.....................     27,500          87,500         1,815,000       5,775,000

     The value of unexercised in-the-money options at December 31, 1999 above is based on a value of $74.00 per share, the last reported sale price of our common stock on the Nasdaq National Market on December 31, 1999, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the option. All options were granted under our 1996 stock plan or our 1999 stock plan.

STOCK PLANS

     1999 Stock Plan. Our 1999 stock plan was adopted by the board of directors in November 1998. As of December 31, 1999, options to purchase an aggregate of 4,560,216 shares were outstanding, 178,475 shares of common stock had been purchased pursuant to exercises of stock options and stock purchase rights, and 261,309 shares were available for future grant.

     The 1999 stock plan provides for the grant of incentive stock options, as defined in Section 422 of the Internal Revenue Code, to employees and nonstatutory stock options, stock purchase rights and stock bonus rights to employees, directors and consultants. The 1999 stock plan may be administered by different committees authorizing grants to different groups of service providers. Options granted as performance-based compensation within the meaning of Section 162(m) are administered by a committee of two or more outside directors. Option administration committees may make final and binding determinations regarding the terms and conditions of the awards granted, including the exercise prices, the numbers of shares subject to the awards and the exercisability of the awards, forms of agreement for use under the plan and interpretations of plan terms.

     The exercise price of incentive stock options granted under the 1999 stock plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of our stock, including the stock of any parent or subsidiary of MyPoints.com, the exercise price must be no less than 110% of the fair market value and, for any service provider, the exercise price must be no less than 85% of the fair market value. The exercise price of nonstatutory stock options is set by the administrator of the 1999 stock plan. The maximum term of options granted under the 1999 stock plan is ten years. The maximum term of options granted to holders of at least 10% of our stock is five years.

     An optionee whose relationship with us or any related corporation ceases for any reason, other than death or total and permanent disability, may exercise options in the three-month period following this cessation, or any other period of time determined by the administrator, unless these options terminate or expire sooner or, for nonstatutory stock options, later, by their terms. The three-month period is extended to 12 months for terminations due to death or total and permanent disability. In the event of a merger, sale or reorganization of MyPoints.com into another corporation that results in a change of control of us, options that would have become vested within 18 months after the closing date of the merger transaction will accelerate and become fully vested upon the closing of the transaction. In the event of a change of control transaction, either outstanding options that are not accelerated would be assumed by the successor company or an equivalent option would be substituted by the successor company. If any of these options are not assumed or substituted, they would terminate.

     None of our employees may be granted options to purchase more than 500,000 shares in any fiscal year. The 1999 stock plan will terminate in November 2008, unless sooner terminated by the board of directors.

     The board of directors may also grant stock purchase rights to employees, directors and consultants under the 1999 stock plan. These grants would be made pursuant to restricted stock purchase agreements, and the price to be paid for the shares granted is determined by the administrator. We are generally granted a repurchase option exercisable on the voluntary or involuntary termination of the purchaser's employment with us for any reason, including death or disability. The repurchase price must be the original purchase price paid by the purchaser. The repurchase option lapses at a rate determined by the administrator. Once the stock purchase right has been exercised, the purchaser will have rights equivalent to those of a stockholder.

     1996 Stock Plan. Our 1996 stock plan was adopted by the board of directors in November 1996. As of December 31, 1999, options to purchase an aggregate of 497,002 shares were outstanding, 420,950 shares of common stock had been purchased pursuant to exercises of stock options and stock purchase rights and 17,881 shares were available for future grant.

     The 1996 stock plan provides for the grant of incentive stock options, as defined in Section 422 of the Internal Revenue Code, to employees and nonstatutory stock options, stock purchase rights and stock bonus rights to employees, directors and consultants. The 1996 stock plan may be administered by the board of directors or a committee appointed by the board. The option administration committee may make final and binding determinations regarding the terms and conditions of the awards granted, including the exercise prices, the numbers of shares subject to the awards and the exercisability of the awards, forms of agreement for use under the plan and interpretations of plan terms.

     The exercise price of incentive stock options granted under the 1996 stock plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of our stock, the exercise price must be no less than 110% of the fair market value. The exercise price of nonstatutory stock options is as follows: for any person holding more than 10% of the voting power of all classes of our stock including the stock of any parent or subsidiary of MyPoints.com, the exercise price must be no less than 110% of the fair market value and, for any service provider, the exercise price must be no less than 85% of the fair market value. The maximum term of options granted under the 1996 stock plan is generally ten years. The maximum term of options granted to holders of at least 10% of our stock is five years.

     An optionee whose relationship with us or any related corporation ceases for any reason, other than death or total and permanent disability, may exercise options in the three-month period following this cessation, or any other period of time determined by the administrator, unless these options terminate or expire sooner or, for nonstatutory stock options, later, by their terms. The three-month period is extended to 12 months for terminations due to death or total and permanent disability. In the event of a merger, sale or reorganization of MyPoints.com into another corporation that results in a change of control of us, options that would have become vested within 18 months after the closing date of the merger transaction will accelerate and become fully vested upon the closing of the transaction. In the event of a change of control transaction, either outstanding options that are not accelerated would be assumed by the successor company or an equivalent option would be substituted by the successor company. If any these options are not assumed or substituted, they would terminate. The 1996 stock plan will terminate in November 2006, unless sooner terminated by the board of directors.

     The board of directors may also grant stock purchase rights to employees, directors and consultants under the 1996 stock plan. These grants are made pursuant to restricted stock purchase agreements, and the price to be paid for the shares granted is determined by the administrator. We are generally granted a repurchase option exercisable on the voluntary or involuntary termination of the purchaser's employment with us for any reason, including death or disability. The repurchase price must be the original purchase price paid by the purchaser. The repurchase option lapses at a rate determined by the administrator. Once the stock purchase right has been exercised, the purchaser will have rights equivalent to those of a stockholder.

     1999 Employee Stock Purchase Plan. Our 1999 employee stock purchase plan provides employees of MyPoints.com with an opportunity to purchase our common stock through accumulated payroll deductions. A total of 200,000 shares of common stock has been reserved for issuance under the purchase plan, 60,380 shares of which have been issued as of December 31, 1999. The purchase plan is administered by our board of directors or by a committee appointed by the board. The purchase plan permits eligible employees to purchase common stock through payroll deductions of up to 15.0% of an employee's compensation, up to a maximum of $25,000, determined by the fair market value of the shares at the time the stock is purchased, for all purchases ending within the same calendar year. Employees are eligible to participate if they are customarily employed by us for at least 20 hours per week and more than five months in any calendar year. Unless the board of directors or its committee determines otherwise, each offering period will run for six months. Six-month offering periods begin on January 1 and July 1 of each year. In the event of an acquisition of MyPoints.com, the offering period then in progress will be shortened and all rights automatically exercised if the purchase rights are not assumed or substituted by the successor corporation. The price at which common stock will be purchased under the purchase plan is equal to 85.0% of the fair market value of the common stock on the first day of the offering period or the last day of the offering period, whichever is lower. Employees may end their participation in an offering period at any time, and participation automatically ends on termination of employment. The board may amend, modify or terminate the purchase plan at any time as long as the amendment, modification or termination does not impair vesting rights of plan participants. The purchase plan will terminate in March 2009, unless terminated earlier in accordance with its provisions.

     1999 Supplemental Stock Plan. In December 1999, MyPoints.com's board of directors approved our 1999 supplemental stock plan and reserved 350,000 shares of our common stock for issuance under this plan. In January 2000, our board of directors reserved an additional 500,000 shares of our common stock for issuance under this plan. The 1999 supplemental stock plan permits the grant of nonstatutory stock options to employees and consultants. The 1999 supplemental stock plan does not permit the grant of incentive stock options and does not permit the grant of options to executive officers or directors of MyPoints.com. As of December 31, 1999, options to purchase an aggregate of 331,000 shares of our common stock had been granted pursuant to the 1999 supplemental stock plan.

     Senior Management Incentive Plan. For fiscal year 2000, we have adopted a senior management incentive plan under which our executive officers may receive grants of options upon our achievement of various revenue and earnings targets. The plan sets quarterly, semi-annual and annual targets.

401(k) PLAN

     In February 1997, we adopted a 401(k) plan covering our full-time employees located in the United States. The 401(k) plan is intended to qualify under
Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan, and so that we can deduct our contributions, if any, when made. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of the reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, that we provide additional matching contributions to the 40l(k) plan on behalf of all participants in the 401(k) plan. To date, we have not made any contributions to the 401(k) plan.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our bylaws provide that we must indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether the bylaws would permit indemnification. We have purchased directors and officers liability insurance, which provides coverage against specified liabilities.

     We have entered into indemnification agreements with our directors and executive officers that provide for indemnification beyond what is provided for in our bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by us arising out of their services as directors or executive officers of MyPoints.com, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS
                           AND PRINCIPAL STOCKHOLDERS

MYPOINTS.COM TRANSACTIONS WITH ENHANCED RESPONSE TECHNOLOGIES, INC., EXPERIAN AND RELATED ENTITIES

     In November 1998 and December 1998, we entered into a series of transactions to acquire internet and electronic commerce related assets from Enhanced Response Technologies, Inc., known as ERT, and a company affiliated with Experian. As part of these transactions, Experian acquired shares of our common stock equal to 19.9% of our then outstanding shares of common stock. These transactions involved the following principal elements:

     - The merger of a subsidiary of MyPoints.com with and into ERT, where the outstanding shares and options of ERT were exchanged for 1,435,946 shares of our common stock and options to purchase 402,818 shares of our common stock;

     - The acquisition from two subsidiaries of Experian of all of the outstanding ownership interests of MotivationNet, LLC in exchange for 1,213,592 shares of our Series D preferred stock and 2,164,535 shares of our common stock;

     - The acquisition from Metromail Corporation, an affiliate of Experian, of certain assets relating to the "Direct Value to You" internet sponsorship product, a targeted, web-based coupon program with a complementary membership base, for $400,000 in cash, payable over 30 months;

     - A services agreement between Direct Marketing Technology, Inc., a wholly-owned subsidiary of Experian, and MyPoints.com in which Direct Marketing Technology agreed to continue to provide demographic data and other list processing services that are required for MyPoints.com to operate and administer its programs; and

     - A license agreement between Direct Marketing Technology, Inc. and MyPoints.com that grants us the right to use certain intellectual property rights associated with the MyPoints program, in exchange for royalties specified in the license agreement.

     In August 1999, following completion of our initial public offering, we made a $2.6 million payment pursuant to the license agreement. This amount represented the present value of future royalties payable under the license agreement. As a result of this payment, MyPoints.com will not have any future royalty or other obligations under the license.

     In January 2000, we signed a binding letter of intent with Experian to form a European joint venture, called MyPoints Europe. We intend for the joint venture to develop, implement and operate customer loyalty infrastructure services, including internet database and direct marketing services, for corporate clients in Europe. As part of this transaction, Experian will invest approximately $13.0 million in the joint venture, and we will develop and operate its programs.

OUR FORMATION

     In connection with our incorporation in November 1996, we issued 843,775 shares of common stock to Steven M. Markowitz, 593,750 shares to Mark S. Smith, 593,750 shares to Noah J. Doyle, 250,000 shares to Layton S. Han and 150,000 shares to Daniel K. Kihanya, at a purchase price of $.001 per share, paid in cash. These founders' shares are subject to a right of repurchase by us at the original purchase of $.001 per share. This repurchase right lapsed as to one-third of the shares upon issuance and lapses as to the remaining shares on a cumulative monthly basis over a period of 48 months from the date of issuance of the shares.

PREFERRED STOCK FINANCINGS

     In November and December 1996, MyPoints.com issued to various investors a total of 3,000,000 shares of Series A preferred stock at a purchase price of $0.50 per share. In several transactions from October 1997 through April 1998, MyPoints.com issued to various investors a total of 2,926,666 shares of Series C preferred stock at a purchase price of $1.50 per share. In November 1998, we issued to various investors a total of 3,961,649 shares of Series D preferred stock and warrants to purchase 1,374,028 additional shares of Series D preferred stock at a purchase price of $2.06 per share. In March 1999, we issued to various investors a total of 2,000,000 shares of Series E preferred stock at a purchase price of $5.00 per share.

     All shares shown below for Direct Marketing Technology represent shares issued in exchange for the acquisition of MotivationNet, L.L.C. The shares of Series D preferred stock shown below include 12,136 shares issuable upon exercise of warrants held by each of Howard L. Morgan and Lester Wunderman.

     Investors in our preferred stock include, among others, the following directors and holders of more than 5% of our outstanding stock:

                                                             PREFERRED STOCK
                                              ----------------------------------------------
           PREFERRED STOCKHOLDER              SERIES A     SERIES C    SERIES D     SERIES E
           ---------------------              ---------    --------    ---------    --------
HOLDERS OF MORE THAN 5%:
  Direct Marketing Technology, Inc., a
     wholly owned subsidiary of Experian....         --         --     1,213,592    296,229
  Long Island Venture Fund, L.P.............  1,000,000    333,333            --         --

DIRECTORS:
  Thomas Newkirk............................         --         --     1,213,592    296,229
  Lawrence E. Phillips......................         --         --     1,165,049     68,109
  Howard L. Morgan..........................    133,333     33,333        36,408     16,743
  Lester Wunderman..........................         --     16,667        36,408      4,986

     Thomas Newkirk is Vice President, Secretary and Director of Direct Marketing Technology, a wholly-owned subsidiary of Experian.

OTHER TRANSACTIONS

     Harold M. Brierley, a former member of our board of directors, founded Targeted Marketing Systems, Inc., a service provider that we engaged for creative services to assist in the development of our marketing program and web site. We made total payments to Targeted Marketing Systems of $223,000 in 1997 and none in 1996, 1998 or 1999. As of December 31, 1997 and 1998, we owed no amounts to Targeted Marketing Systems. While a member of our board, Mr. Brierley received an option to purchase 75,000 shares of our common stock. On June 4, 1998, Mr. Brierley exercised this option.

     Mario M. Rosati, one of our directors, and Christopher D. Mitchell, our assistant secretary, are members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, which has served as our outside corporate counsel since our formation. From our inception through December 31, 1999, we have accrued a total of $819,166.65 in fees to Wilson Sonsini Goodrich & Rosati.

POLICY REGARDING TRANSACTIONS WITH AFFILIATES

     It is our policy that future transactions with affiliates, including any loans we make to our officers, directors, principal stockholders or other affiliates will be on terms no less favorable to us than we could have obtained from unaffiliated third parties. These transactions will be approved by a majority of our board of directors, including a majority of the independent and disinterested members or, if required by law, a majority of our disinterested stockholders.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock, as of December 31, 1999, by the following individuals or groups:

     - each person, or group of affiliated persons, whom we know beneficially owns more than 5% of our outstanding stock;

     - each of our executive officers;

     - each of our directors;

     - each selling stockholder; and

     - all of our directors and executive officers as a group.

     Unless otherwise indicated, the address for each stockholder on this table is c/o MyPoints.com, Inc., 100 California Street, 11th Floor, San Francisco, California 94111. Except as otherwise noted, and subject to applicable community property laws, to the best of our knowledge, the persons named in this table have sole voting and investing power for all of the shares of common stock held by them.

     This table lists applicable percentage ownership based on 25,924,533 shares of common stock outstanding as of December 31, 1999, and also lists applicable percentage ownership based on 28,224,533 shares of common stock outstanding after completion of this offering. Options to purchase shares of our common stock that are exercisable within 60 days of December 31, 1999 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage. Shares underlying options that are deemed beneficially owned are listed in this table separately in the column labeled "Shares Subject to Options." These shares are included in the number of shares listed in the column labeled "Total Number."

     If the underwriters exercise their over-allotment option in full, the selling stockholders have agreed to sell an additional aggregate of 450,000 shares of common stock. Of these shares, Mr. Markowitz would sell 20,582 shares, Mr. Hoyler would sell 12,575 shares, and Messrs. Han, Berman, Pirri, Parker and Caldwell would each sell 4,000 shares.

                                            SHARES BENEFICIALLY OWNED                       SHARES TO BE BENEFICIALLY OWNED
                                                PRIOR TO OFFERING                                   AFTER OFFERING
                                       ------------------------------------              -------------------------------------
                                                   SHARES SUBJECT              SHARES                 SHARES SUBJECT
                                         TOTAL     TO OPTIONS AND              TO BE       TOTAL      TO OPTIONS AND
          BENEFICIAL OWNER              NUMBER        WARRANTS      PERCENT     SOLD       NUMBER        WARRANTS      PERCENT
          ----------------             ---------   --------------   -------   --------   ----------   --------------   -------
5% STOCKHOLDERS AND NAMED EXECUTIVE
OFFICERS AND DIRECTORS
Direct Marketing Technology, Inc.....  3,674,356            --       14.2%          --    3,674,356             --      13.0%
  505 City Parkway West, 10th Floor
  Orange, CA 92868
Long Island Venture Fund, L.P........  1,333,333            --        5.1      200,000    1,133,333             --       4.0
  145 Hofstra University, Suite 213
  Business Development Center
  Hempstead, NY 11550-1090
Steven M. Markowitz..................  1,164,711       320,936        4.4       77,181    1,087,530        320,936       3.8
Robert C. Hoyler.....................    638,116       199,374        2.4       45,280      592,836        199,374       2.1
Layton S. Han........................    316,041        66,041        1.2       28,028      288,013         66,041       1.0
Charles H. Berman....................    184,905       179,719          *       18,491      166,414        161,228         *
Frank J. Pirri.......................    152,819        40,000          *       15,280      137,539         40,000         *
Steven E. Parker.....................     90,103        70,366          *        8,954       81,149         61,412         *
Thomas P. Caldwell...................     72,500        72,500          *        7,250       65,250         65,250         *

                                            SHARES BENEFICIALLY OWNED                       SHARES TO BE BENEFICIALLY OWNED
                                                PRIOR TO OFFERING                                   AFTER OFFERING
                                       ------------------------------------              -------------------------------------
                                                   SHARES SUBJECT              SHARES                 SHARES SUBJECT
                                         TOTAL     TO OPTIONS AND              TO BE       TOTAL      TO OPTIONS AND
          BENEFICIAL OWNER              NUMBER        WARRANTS      PERCENT     SOLD       NUMBER        WARRANTS      PERCENT
          ----------------             ---------   --------------   -------   --------   ----------   --------------   -------
Eugene Pierce........................         --            --         --           --           --             --        --
Thomas Newkirk(1)....................  3,771,126         6,770       14.5%          --    3,771,126          6,770      13.4%
Lawrence E. Phillips(2)..............  1,239,928         6,770        4.8           --    1,239,928          6,770       4.4
Howard L. Morgan.....................    353,150       145,469        1.4       35,315      317,835        145,469       1.1
Mario M. Rosati(3)...................    152,916        19,862          *           --      152,916         19,862         *
Lester Wunderman.....................     78,325        20,833          *       11,749       66,576         20,833         *
All directors and executive officers
  as a group (13 persons)............  8,214,640     1,148,640       30.3      247,528    7,967,112      1,113,945      27.2
OTHER SELLING STOCKHOLDERS
Auber Investments Limited............  1,228,464            --        4.7      184,270    1,044,194             --       3.7
Virgil Bistriceanu...................    207,045       188,242          *       15,411      191,634        188,242         *
Harold M. Brierley(4)................  1,275,000            --        4.9      161,250    1,113,750             --       3.9
Peter Burnim.........................     11,810         3,641          *          817       10,993          3,641         *
Clarex Limited.......................    400,000            --        1.5       15,099      384,901             --       1.4
Comoros LDC..........................     78,169            --          *       11,725       66,444             --         *
Craig Muller, As Trustee For The
  Craig Muller Trust U/T/A Dated
  August 13, 1999....................    672,271            --        2.6       90,000      582,271             --       2.1
India Cutler.........................     19,684         6,069          *        2,000       17,684             --         *
Delta Holdings Corporation...........      4,631            --          *          695        3,936             --         *
Noah J. Doyle........................    606,770         3,646        2.3       39,284      567,486          3,646       2.0
Daniel K. Kihanya....................    150,000            --          *       12,917      137,083             --         *
John Lorimer.........................     87,696        83,696          *        8,699       78,997         74,997         *
Geoffrey Ossias......................     77,500        53,750          *        7,625       69,875         46,125         *
Primedia Ventures....................  1,233,158            --        4.8      184,974    1,048,184             --       3.7
RenRel Limited Partnership...........     38,566            --          *        5,785       32,781             --         *
RHL Ventures LLC.....................    133,333            --          *       16,666      116,667             --         *
The Simons Foundation................    410,000            --        1.6       89,317      320,683             --       1.1
Elizabeth Simons.....................    144,000            --          *       41,439      102,561             --         *
Nathaniel Simons.....................    144,000            --          *       41,439      102,561             --         *
Nicholas Simons......................    144,000            --          *       41,439      102,561             --         *
Audrey Simons........................    144,000            --          *       41,439      102,561             --         *
Mark Silber..........................      2,315            --          *          347        1,968             --         *
Craig Stevens........................      6,582            --          *          987        5,595             --         *
Targeted Marketing Systems, Inc......    200,000            --          *       30,000      170,000             --         *
Van Merkensteijn LLC.................     76,957            --          *       28,740       48,217             --         *
Wheatley Partners II, L.P............  1,187,560       145,631        4.6      178,134    1,009,426        145,631       3.6
David Zelman, PhD....................     13,159            --          *        1,974       11,185             --         *

-------------------------
 *  Less than 1% of the outstanding shares of common stock.

(1) Includes 3,674,356 shares held by Direct Marketing Technology. Mr. Newkirk, the Vice President, Secretary and Director of Direct Marketing Technology, disclaims beneficial ownership of the shares held by that entity, except to the extent of his proportionate pecuniary interest therein based upon his beneficial ownership of the capital stock of Direct Marketing Technology. Mr. Newkirk is a member of our board of directors.

(2) Includes 1,233,158 shares held by Primedia Ventures. Mr. Phillips, Managing Director of Primedia, disclaims beneficial ownership of the shares held by Primedia, except to the extent of his proportionate pecuniary interest therein. Mr. Phillips is a member of our board of directors.

(3) Includes 22,500 shares held by WS Investment Company 96B, 87,125 shares held by WS Investment Company 97B and 10,124 shares held by WS Investment Company 98A. Mr. Rosati is a general partner of each of these entities and disclaims beneficial ownership of the shares held by those entities, except to the extent of his proportionate partnership interest therein. Mr. Rosati is a member of our board of directors.

(4) Includes 200,000 shares held by Targeted Marketing Systems, Inc. Mr. Brierley, President of Targeted Marketing Systems, disclaims beneficial ownership of the shares held by that entity, except to the extent of his proportionate pecuniary interest therein based upon his beneficial ownership of the capital stock of Targeted Marketing Systems.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our certificate of incorporation authorizes the issuance of 100,000,000 shares of common stock, $.001 par value, and authorizes the issuance of 10,000,000 shares of undesignated preferred stock, $.001 par value. From time to time, our board of directors may establish the rights and preferences of the preferred stock. As of December 31, 1999, 25,924,533 shares of common stock were issued and outstanding and held by 126 stockholders of record, options to purchase 5,388,218 shares of common stock were issued and outstanding and held by 251 optionholders, and warrants to purchase 277,477 shares of common stock were issued and outstanding and held by 6 warrantholders.

COMMON STOCK

     Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably the dividends, if any, that are declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of MyPoints.com, the holders of common stock are entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

PREFERRED STOCK

     The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of this preferred stock. However, the effects might include, among other things:

     - restricting dividends on the common stock;

     - diluting the voting power of the common stock;

     - impairing the liquidation rights of the common stock; or

     - delaying or preventing a change in control of MyPoints.com without further action by the stockholders.

     No shares of preferred stock are outstanding, and MyPoints.com has no present plans to issue any shares of preferred stock.

WARRANTS AND OTHER OBLIGATIONS TO ISSUE CAPITAL STOCK

     As of December 31, 1999, we had outstanding warrants to purchase an aggregate of 277,477 shares of our common stock. These warrants have a weighted average exercise price of $4.18 per share. These warrants expire between 2000 and 2008.

REGISTRATION RIGHTS

     After this offering, holders of 15,281,229 shares of common stock and 177,477 shares of common stock issuable upon exercise of outstanding warrants (the "registrable securities") or their transferees will have rights to request the registration of their shares under the Securities Act. These rights are provided under the terms of an agreement between MyPoints.com and the holders of the registrable securities. Beginning February 16, 2000, holders of at least 20% of the registrable securities may require, on two occasions, that we use our best efforts to register the registrable securities for public resale. MyPoints.com is obligated to register these shares only if the outstanding registrable securities have an anticipated public offering price of at least $5,000,000. Also, holders of 10.0% of the registrable securities may require, no more than once during any six-month period, that MyPoints.com register their shares for public resale on Form S-3 or a similar short-form registration if the value of the securities to be registered is at least $500,000. Furthermore, in the event MyPoints.com elects to register any of its shares of common stock for purposes of effecting any public offering, the holders of registrable securities are entitled to include their shares of common stock in the registration, but MyPoints.com may reduce the number of shares proposed to be registered in view of market conditions. These registration rights have been exercised or waived with respect to this offering. MyPoints.com will bear all expenses in connection with any registration, other than underwriting discounts and commissions. All registration rights will terminate in August 2004 or, for each individual holder of registrable securities, at any time the holder is able to sell all of its shares in a 90-day period under Rule 144 of the Securities Act.

ANTITAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CHARTER AND BYLAWS

     Provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

     - the acquisition of MyPoints.com by means of a tender offer;

     - the acquisition of MyPoints.com by means of a proxy contest or otherwise; or

     - the removal of MyPoints.com's incumbent officers and directors.

     These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of MyPoints.com to negotiate first with MyPoints.com's board. MyPoints.com believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure MyPoints.com outweigh the disadvantages of discouraging these proposals because negotiation of any proposals of this type could result in an improvement of their terms.

     Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with MyPoints.com's stockholders electing one class each year. See
"Management -- Board Composition." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of MyPoints.com, because it generally makes it more difficult for stockholders to replace a majority of the directors.

     Stockholder Meetings. Under our bylaws, only the board of directors, the chairman of the board or the president may call special meetings of stockholders.

     Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures for stockholder proposals and for the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

     Delaware Antitakeover Law. MyPoints.com is subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in the manner specified in Section 203. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status did own 15% or more of a corporation's voting stock. The existence of this provision may have an antitakeover effect by discouraging takeover attempts not approved in advance by the board of directors, that might result in a premium over the market price for the shares of common stock held by stockholders.

     Elimination of Stockholder Action by Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

     No Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

     Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of MyPoints.com. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of MyPoints.com.

     Amendment of Charter Provisions. The amendment of any of the above provisions would require approval by holders of at least 66.7% of the outstanding common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Norwest Bank Minnesota, N.A. Norwest's telephone number for stockholder inquiries is (800) 468-9716.

LISTING

     Our common stock is quoted on the Nasdaq National Market under the trading symbol "MYPT."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities.

     Upon completion of this offering, we will have outstanding 28,224,533 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after December 31, 1999. Of these shares, the following are freely tradable without restriction under the Securities Act, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act:

     - the 4,000,000 shares sold in this offering;

     - the 5,750,000 shares sold in our initial public offering in August 1999;

     - an additional 2,970,514 shares, subject in certain instances to volume resale limitations under Rule 144.

     Of the remaining 15,504,019 shares of common stock, 13,625,630 shares held by existing stockholders are subject to lock-up agreements with the underwriters providing that the stockholder will not offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights to, any shares of common stock or any securities that are convertible into common stock, owned as of the date of this prospectus or subsequently acquired, until May 14, 2000, subject to limited exceptions, without the prior written consent of FleetBoston Robertson Stephens Inc. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701 under the Securities Act, 13,158,196 of these shares will not be resellable until May 14, 2000. In addition, 183,717 of these shares will not be resellable until 31 days after the date of this prospectus and 283,717 of these shares will not be resellable until 61 days after the date of this prospectus. FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to lock-up agreements.

     Beginning on May 14, 2000, approximately 13,158,196 shares will be eligible for sale in the public market. All of these shares will be subject to volume limitations under Rule 144, except 5,250,416 shares eligible for sale under Rule 144(k) and 102,872 shares eligible for sale under Rule 701. In some cases, these shares are subject to repurchase rights of MyPoints.com.

     In addition, 745,841 shares will be eligible for sale in the public market beginning on April 9, 2000, subject to the volume and other limitations of Rule
144. As of December 31, 1999, there also were outstanding warrants to purchase 277,477 shares of common stock, some of which may be exercised prior to this offering.

     In general, under Rule 144, as currently in effect, a person who has beneficially owned restricted shares for at least one year including the holding period of any prior owner except an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1.0% of the number of shares of common stock then outstanding, which will equal approximately 282,245 shares immediately after this offering; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about MyPoints.com. Under Rule 144(k), a person who is not deemed to have been an affiliate of MyPoints.com at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to MyPoints.com who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their Rule 701 shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

     On December 2, 1999, we filed a registration statement on Form S-8 registering 5,548,494 shares of common stock subject to outstanding options or reserved for future issuance under our employee benefit plans. As of December 31, 1999, options to purchase a total of 5,388,218 shares were outstanding, and 437,810 shares were reserved for future issuance under our stock plans. Common stock issued upon exercise of outstanding vested options or issued pursuant to our employee stock purchase plan, other than common stock issued to our affiliates and shares subject to the lock-up agreements, will be available for immediate resale in the open market.

     Also, holders of 15,281,229 restricted shares and holders of warrants to purchase 177,477 shares of common stock will be entitled to registration rights on these shares for sale in the public market. See "Description of Capital
Stock -- Registration Rights." Registration of these shares under the Securities Act would result in their becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, acting as joint book-running managers, and Salomon Smith Barney Inc., Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc., have each separately agreed with MyPoints.com and the selling stockholders, subject to the terms and conditions of the underwriting agreement, to purchase from MyPoints.com and the selling stockholders the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for these shares if any are purchased.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
FleetBoston Robertson Stephens Inc..........................  1,035,000
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated..................................  1,035,000
Salomon Smith Barney Inc....................................    690,000
Bear, Stearns & Co. Inc.....................................    345,000
J.P. Morgan Securities Inc..................................    345,000
Allen & Company Incorporated................................     75,000
Donaldson, Lufkin & Jenrette Securities.....................     75,000
Robert W. Baird & Co. Incorporated..........................     60,000
William Blair & Company, L.L.C. ............................     60,000
First Union Securities, Inc. ...............................     60,000
U.S. Bancorp Piper Jaffray Inc. ............................     60,000
C.E. Unterberg, Towbin......................................     60,000
First Analysis Securities Corporation.......................     50,000
Shemano Group...............................................     50,000
                                                              ---------
              Total.........................................  4,000,000
                                                              =========

     The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at this price less a concession of not in excess of $1.45 per share, of which $0.10 may be reallowed to other dealers. After the completion of this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No reduction of this type will change the amount of proceeds to be received by us or the selling stockholders as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. FleetBoston Robertson Stephens Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated expect to deliver the shares of common stock to purchasers on February 29, 2000.

     Over-Allotment Option. We and some of the selling stockholders have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 600,000 additional shares of common stock at the same price per share as we and the selling stockholders will receive for the 4,000,000 shares that the underwriters have agreed to purchase from us and the selling stockholders. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of these additional shares that the number of shares of common stock to be purchased by the underwriter shown in the table above bears to the total number of the shares shown in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the 4,000,000 shares are being sold. We and the selling stockholders will be obligated, under the terms of the option, to sell shares to the extent the option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of the shares of common stock in this offering. If the option is exercised in full, the total public offering price will be $211.0 million, the total underwriting discounts and commissions will be $11.1 million, the total proceeds to us will be $106.5 million and the total proceeds to selling stockholders will be $93.4 million at a public offering price of $45.88. The expenses of this offering are estimated at $1.0 million and are payable entirely by MyPoints.com.

     Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters, MyPoints.com and the selling stockholders against civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

     Lock-Up Agreements. All of our executive officers and directors, and a substantial number of our stockholders have agreed, until May 14, 2000, not to offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights to, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or subsequently acquired directly by the holders or to which they have or subsequently acquire the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. There are no agreements between the representatives and any of our stockholders providing consent by the representatives to the sale of shares prior to the expiration of this lock-up period, except that Steven M. Markowitz may pledge up to 50,000 shares free of the lock-up.

     Future Sales. In addition, we have agreed that during the period of 90 days after the date of this prospectus, we will not, without the prior written consent of FleetBoston Robertson Stephens Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated issue, sell, contract to sell or otherwise dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than our sale of shares in this offering, the issuance of shares of common stock upon the exercise of outstanding options or warrants and the grant of options to purchase shares of common stock under existing employee stock option or stock purchase plans. See "Shares Eligible For Future Sale."

     Share Purchase. In March 1999, Bayview Investors Ltd., an affiliate of FleetBoston Robertson Stephens Inc., purchased 50,000 shares of Series E preferred stock at a price of $5.00 per share. The purchase of these shares was deemed by the National Association of Securities Dealers, Inc., to constitute underwriting compensation in connection with our initial public offering. Therefore, these shares cannot be sold, transferred, assigned, pledged or hypothecated by any person until August 19, 2000, except to officers or partners of the underwriters or members of the selling group and their officers or partners.

     Stabilization. The representatives have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is a bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by the underwriter or syndicate member. The representatives have advised us that transactions of these types may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California will pass upon the validity of the common stock sold in this offering for MyPoints.com. Fenwick & West LLP, Palo Alto, California will pass upon certain legal matters in connection with this offering for the underwriters. As of December 31, 1999, investment partnerships and a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially owned an aggregate of 149,720 shares of common stock of MyPoints.com. Mario M. Rosati, one of our directors and our secretary, and Christopher D. Mitchell, our assistant secretary, are members of Wilson Sonsini Goodrich & Rosati. Of these shares, 16,666 are issuable upon exercise of options held by Mr. Rosati, which options have an exercise price of $0.10 per share. From our inception through December 31, 1999, MyPoints.com, Inc. has accrued a total of $819,166.65 in fees to Wilson Sonsini Goodrich & Rosati.

                                    EXPERTS

     The consolidated financial statements of MyPoints.com, Inc. at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The combined financial statements of Enhanced Response Technologies, Inc. at December 31, 1997, and for the period from June 25, 1996 (inception) to December 31, 1996 and the year ended December 31, 1997, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     MyPoints.com has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the common stock sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits and schedule. For further information about MyPoints.com and our common stock, we refer you to the registration statement and the accompanying exhibits and schedule. Statements contained in this prospectus regarding the contents of any contract or any other document to which we refer are not necessarily complete. In each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference. Copies of the registration statement and the accompanying exhibits and schedule, may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., or obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
MYPOINTS.COM, INC. -- CONSOLIDATED FINANCIAL STATEMENTS
Report of PricewaterhouseCoopers LLP, Independent
  Accountants...............................................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity.............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7
MYPOINTS.COM, INC. -- PRO FORMA CONSOLIDATED FINANCIAL
  INFORMATION
Overview....................................................  F-23
Pro Forma Consolidated Statement of Operations..............  F-24
Notes to Pro Forma Consolidated Statement of Operations.....  F-25
ENHANCED RESPONSE TECHNOLOGIES, INC. COMBINED -- FINANCIAL
  STATEMENTS
Report of PricewaterhouseCoopers LLP, Independent
  Accountants...............................................  F-26
Combined Balance Sheets.....................................  F-27
Combined Statements of Operations...........................  F-28
Combined Statements of Shareholders' Deficiency.............  F-29
Combined Statements of Cash Flows...........................  F-30
Notes to Combined Financial Statements......................  F-31

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
MyPoints.com, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of MyPoints.com, Inc. (formerly Intellipost Corporation) at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                            /s/ PricewaterhouseCoopers LLP

January 26, 2000
San Francisco, California

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  5,089   $ 21,792
  Accounts receivable, net..................................       586     12,500
  Unbilled receivables, net.................................       413        257
  Deposits and prepaid expenses.............................       220      1,702
  Other current assets......................................        --        484
                                                              --------   --------
     Total current assets...................................     6,308     36,735
Intangible assets...........................................    10,888      7,757
Restricted cash.............................................        --      2,208
Property and equipment, net.................................     1,041      8,891
Other assets................................................        69         78
                                                              --------   --------
     Total assets...........................................  $ 18,306   $ 55,669
                                                              ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities..................  $  1,702   $ 13,842
  Notes payable, current portion............................       143        327
  Obligations under capital leases, current portion.........        91        105
  Other current liabilities.................................       479         --
  Deferred revenue..........................................       631      1,873
  Software license liability, current portion...............       842         --
  Points redemption liability...............................     2,727      9,640
                                                              --------   --------
     Total current liabilities..............................     6,615     25,787
Notes payable, less current portion.........................       179        932
Long-term debt..............................................       240         --
Obligations under capital leases, less current portion......       207         97
Software license liability, less current portion............     1,782         --
                                                              --------   --------
                                                                 9,023     26,816
                                                              --------   --------
Commitments and contingencies (Note 10)
Stockholders' equity:
  Preferred stock, $0.001 par value; 0 and 10,000,000 shares authorized at December 31, 1998 and 1999, respectively;
     none issued and outstanding at December 31, 1998 and
     1999...................................................        --         --
  Convertible preferred stock, $0.001 par value; 15,500,000
     and 0 shares authorized at December 31, 1998 and 1999
     respectively; 10,388,315 and 0 shares issued and
     outstanding at December 31, 1998 and 1999
     respectively...........................................        10         --
  Common stock, $0.001 par value; 100,000,000 shares
     authorized; 6,015,727 and 25,924,533 shares issued and
     outstanding at December 31, 1998 and December 31, 1999,
     respectively...........................................         6         26
  Additional paid-in capital................................    22,851     96,711
  Stock subscription receivable.............................      (350)        --
  Deferred stock-based compensation.........................    (2,012)    (9,406)
  Accumulated deficit.......................................   (11,222)   (58,478)
                                                              --------   --------
     Total stockholders' equity.............................     9,283     28,853
                                                              --------   --------
          Total liabilities and stockholders' equity........  $ 18,306   $ 55,669
                                                              ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1997       1998        1999
                                                              -------    -------    --------
Revenue:
  Advertising...............................................  $   151    $ 1,286    $ 23,526
  License...................................................       --         --         614
                                                              -------    -------    --------
     Total revenue..........................................      151      1,286      24,140
                                                              -------    -------    --------
Cost of revenue:
  Advertising...............................................       78      1,121       7,212
  License...................................................       --         --         195
                                                              -------    -------    --------
     Total cost of revenue..................................       78      1,121       7,407
                                                              -------    -------    --------
  Gross profit..............................................       73        165      16,733
                                                              -------    -------    --------
Operating expenses:
  Technology costs..........................................      560      1,520       8,665
  Sales and marketing expenses..............................    1,669      4,513      30,247
  General and administrative expenses.......................      712      2,028       9,601
  Amortization of intangible assets.........................       --        275       3,116
  Stock-based compensation..................................       77        158       3,054
                                                              -------    -------    --------
     Total operating expenses...............................    3,018      8,494      54,683
                                                              -------    -------    --------
Operating loss..............................................   (2,945)    (8,329)    (37,950)
Interest income.............................................       64         87         633
Interest expense and other, net.............................       (8)       (24)       (139)
                                                              -------    -------    --------
     Net loss...............................................   (2,889)    (8,266)    (37,456)
Dividend related to beneficial conversion feature of
  preferred stock...........................................       --         --      (9,800)
                                                              -------    -------    --------
     Net loss attributable to common stockholders...........  $(2,889)   $(8,266)   $(47,256)
                                                              =======    =======    ========
Net loss per share:
  Basic and diluted.........................................  $ (2.56)   $ (4.37)   $  (3.53)
                                                              =======    =======    ========
  Weighted average shares -- basic and diluted..............    1,127      1,890      13,397
                                                              =======    =======    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                   PREFERRED STOCK
                                                     CONVERTIBLE       COMMON STOCK     ADDITIONAL
                                                  -----------------   ---------------    PAID-IN
                                                  SHARES    AMOUNT    SHARES   AMOUNT    CAPITAL
                                                  -------   -------   ------   ------   ----------
BALANCE, JANUARY 1, 1997........................    3,000   $     3    2,500    $ 3      $ 1,475
Issuance of Series B preferred stock for cash,
  net of issuance costs of $4...................      500         1                          496
Receipt of subscription receivable from common
  stock.........................................
Issuance of Series C preferred stock for cash,
  net of issuance costs of $7...................    2,400         2                        3,591
Deferred stock-based compensation...............                                             465
Net loss........................................
                                                  -------   -------   ------    ---      -------
BALANCE, DECEMBER 31, 1997......................    5,900         6    2,500      3        6,027
Issuance of Series C preferred stock for cash,
  net of issuance costs of $6...................      527                                    784
Issuance of common stock upon exercise of stock
  options.......................................                          96                   9
Issuance of stock options to
  non-employees for services....................                                              13
Issuance of warrants to non-employees...........                                              12
Issuance of Series D preferred stock for cash,
  net of issuance costs of $12..................    2,748         3                        5,646
Issuance of Series D preferred stock, net of
  issuance costs of $28, pursuant to an
  acquisition...................................    1,214         1                        2,939
Issuance of common stock pursuant to an
  acquisition...................................                       3,600      3        5,375
Issuance of stock options pursuant to an
  acquisition...................................                                             264
Deferred stock-based compensation...............                                           1,782
Net loss........................................
Repurchase of common stock......................                        (181)
                                                  -------   -------   ------    ---      -------
BALANCE, DECEMBER 31, 1998......................   10,389        10    6,015      6       22,851
Issuance of common stock for cash, net of
  issuance costs of $1,575......................                       5,811      6       41,199
Receipt of subscription receivable from Series D
  preferred stock...............................
Issuance of Series E preferred stock for cash,
  net of issuance costs of $50..................    2,000         2                        9,948
Issuance of warrants............................                                             807
Receipt of subscriptions receivable from Series
  E preferred stock.............................
Beneficial conversion feature related to
  issuance of preferred stock...................             (9,800)                       9,800
Dividend related to beneficial conversion
  feature of preferred stock....................              9,800
Exercise of warrants for cash...................                         704      1        1,449
Cashless exercise of warrants...................                         503      1
Exercise of stock options for cash..............                         478                 209
Exercise of stock options for note receivable...                          25
Conversion of preferred stock to common stock...  (12,389)      (12)  12,389     12
Net loss........................................
Deferred stock-based compensation...............                                          10,448
                                                  -------   -------   ------    ---      -------
BALANCE AT DECEMBER 31, 1999....................       --   $    --   25,925    $26      $96,711
                                                  =======   =======   ======    ===      =======


                                                     STOCK         DEFERRED
                                                  SUBSCRIPTION   STOCK-BASED    ACCUMULATED
                                                   RECEIVABLE    COMPENSATION     DEFICIT      TOTAL
                                                  ------------   ------------   -----------   --------
BALANCE, JANUARY 1, 1997........................    $    (2)       $    --       $    (67)    $  1,412
Issuance of Series B preferred stock for cash,
  net of issuance costs of $4...................                                                   497
Receipt of subscription receivable from common
  stock.........................................          2                                          2
Issuance of Series C preferred stock for cash,
  net of issuance costs of $7...................                                                 3,593
Deferred stock-based compensation...............                      (388)                         77
Net loss........................................                                   (2,889)      (2,889)
                                                    -------        -------       --------     --------
BALANCE, DECEMBER 31, 1997......................         --           (388)        (2,956)       2,692
Issuance of Series C preferred stock for cash,
  net of issuance costs of $6...................                                                   784
Issuance of common stock upon exercise of stock
  options.......................................                                                     9
Issuance of stock options to
  non-employees for services....................                                                    13
Issuance of warrants to non-employees...........                                                    12
Issuance of Series D preferred stock for cash,
  net of issuance costs of $12..................       (350)                                     5,299
Issuance of Series D preferred stock, net of
  issuance costs of $28, pursuant to an
  acquisition...................................                                                 2,940
Issuance of common stock pursuant to an
  acquisition...................................                                                 5,378
Issuance of stock options pursuant to an
  acquisition...................................                                                   264
Deferred stock-based compensation...............                    (1,624)                        158
Net loss........................................                                   (8,266)      (8,266)
Repurchase of common stock......................                                                    --
                                                    -------        -------       --------     --------
BALANCE, DECEMBER 31, 1998......................       (350)        (2,012)       (11,222)       9,283
Issuance of common stock for cash, net of
  issuance costs of $1,575......................                                                41,205
Receipt of subscription receivable from Series D
  preferred stock...............................        350                                        350
Issuance of Series E preferred stock for cash,
  net of issuance costs of $50..................     (9,950)
Issuance of warrants............................                                                   807
Receipt of subscriptions receivable from Series
  E preferred stock.............................      9,950                                      9,950
Beneficial conversion feature related to
  issuance of preferred stock...................
Dividend related to beneficial conversion
  feature of preferred stock....................                                   (9,800)
Exercise of warrants for cash...................                                                 1,450
Cashless exercise of warrants...................                                                     1
Exercise of stock options for cash..............                                                   209
Exercise of stock options for note receivable...
Conversion of preferred stock to common stock...
Net loss........................................                                  (37,456)     (37,456)
Deferred stock-based compensation...............                    (7,394)                      3,054
                                                    -------        -------       --------     --------
BALANCE AT DECEMBER 31, 1999....................    $    --        $(9,406)      $(58,478)    $ 28,853
                                                    =======        =======       ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   YEARS ENDED DECEMBER 31,
                                                              ----------------------------------
                                                               1997         1998          1999
                                                              -------      -------      --------
Cash flows from operating activities:
  Net loss..................................................  $(2,889)     $(8,266)     $(37,456)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................       70          555         4,901
    Provision for bad debts.................................       --           60         1,228
    Points redemption liability.............................      519        1,732         6,913
    Barter revenues, net....................................      (20)         (59)           67
    Issuance of stock options to non-employees for
     services...............................................       --           15            --
    Stock-based compensation................................       77          158         3,054
    Changes in operating assets and liabilities:
      Accounts receivable and unbilled receivables..........     (116)        (639)      (12,986)
      Deposits and prepaid expenses.........................        2         (138)       (1,482)
      Other assets..........................................       --          (28)          (61)
      Accounts payable, accrued and other liabilities.......       52          878         9,679
      Deferred revenue......................................       --          258         1,242
                                                              -------      -------      --------
        Net cash used in operating activities...............   (2,305)      (5,474)      (24,901)
                                                              -------      -------      --------
Cash flows from investing activities:
  Purchase of property and equipment........................     (353)        (358)       (7,191)
  Proceeds received pursuant to acquisition.................       --        1,747            --
  Restricted cash...........................................       --           --        (2,208)
                                                              -------      -------      --------
        Net cash (used in) provided by investing
        activities..........................................     (353)       1,389        (9,399)
                                                              -------      -------      --------
Cash flows from financing activities:
  Proceeds from issuance of preferred stock, net of issuance
    costs...................................................    4,090        6,084        10,300
  Proceeds from issuance of common stock....................        2           --        41,205
  Bank overdraft............................................       54          (54)           --
  Borrowings under line of credit...........................      100          400            --
  Repayments of borrowings..................................      (18)        (160)         (695)
  Repayments of software license............................       --           --        (2,624)
  Principal payments under capital lease obligations........       --          (53)          (96)
  Borrowings under capital lease line.......................       --           --         1,254
  Exercise of stock options.................................       --            9           209
  Exercise of warrants......................................       --           --         1,450
                                                              -------      -------      --------
        Net cash provided by financing activities...........    4,228        6,226        51,003
                                                              -------      -------      --------
        Net increase in cash and cash equivalents...........    1,570        2,141        16,703
Cash and cash equivalents, beginning of period..............    1,378        2,948         5,089
                                                              -------      -------      --------
Cash and cash equivalents, end of period....................  $ 2,948      $ 5,089      $ 21,792
                                                              =======      =======      ========
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest..................  $    12      $    34      $    194
                                                              =======      =======      ========
Noncash transactions:
  Equipment acquired under capital leases...................  $    22      $   329      $    139
                                                              =======      =======      ========
  Cashless exercise of warrants.............................  $    --      $    --      $  1,407
                                                              =======      =======      ========
  Conversion of preferred stock to common stock.............  $    --      $    --      $     12
                                                              =======      =======      ========
  Exercise of stock options for notes receivable............  $    --      $    --      $    200
                                                              =======      =======      ========
  Exchange of advertising services..........................  $    20      $   128      $     85
                                                              =======      =======      ========
  Issuance of capital stock for business acquisition........  $    --      $(8,582)     $     --
                                                              =======      =======      ========
  Stock subscription receivable.............................  $    --      $   350      $     --
                                                              =======      =======      ========
  Stock options issued to non-employees.....................  $    --      $   277      $     --
                                                              =======      =======      ========
  Warrants issued to non-employees..........................  $    --      $    12      $    807
                                                              =======      =======      ========
  Deferred stock compensation from issuance of options......  $   465      $ 1,782      $ 10,448
                                                              =======      =======      ========
  Disposal of fully depreciated assets......................  $    --      $    --      $     54
                                                              =======      =======      ========
  Property and equipment included in accounts payable.......  $    --      $    --      $  1,982
                                                              =======      =======      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

     MyPoints.com, Inc. (formerly Intellipost Corporation) and its wholly owned subsidiaries (together, the "Company") was founded in November 1996. The Company offers advertisers the ability to target internet users enrolled as members of its direct marketing and loyalty programs. The Company's programs award enrolled members reward points for responding to advertisements. Rewards points may be redeemed by members for promotional awards provided by the Company. The Company has determined that it does not have any separately reportable business segments as of December 31, 1999.

2. LIQUIDITY

     The Company has sustained net losses and negative cash flows from operations since its inception. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations or to obtain additional funding through public or private equity financing, collaborative or other arrangements with corporate sources, or other sources. Management is seeking to increase revenues through continued marketing of its services while controlling costs to meet working capital needs.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The financial statements as of December 31, 1998 and 1999 and for the years then ended are consolidated and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation process.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Such estimates include the levels of valuation allowances for doubtful accounts receivable, deferred taxes, points redemption liability and the value of the Company's capital stock. Actual results could differ from those estimates, and such differences could be material.

CASH AND CASH EQUIVALENTS

     Cash equivalents consist of highly liquid investments with original maturities of three months or less.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and depreciated using the straight-line method over their respective estimated useful lives, which range from three to five years. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the consolidated statement of operations for the period in which it is realized.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

INTANGIBLE ASSETS

     Intangible assets resulting from the acquisition of Enhanced Response Technologies, Inc. ("ERT") and MotivationNet LLC ("MNet") were estimated by management to be primarily associated with the acquired trademark and trade name, customer base, membership base, technology license agreement and other intangible assets. Intangible assets are amortized on a straight-line basis over the estimated periods of benefit which, because of the rapid technological changes occurring in the internet industry and the intense competition for qualified internet professionals, range from six to 60 months (see Note
4 -- Acquisition).

INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. A provision for income tax expense is recognized for income taxes payable for the current period, plus the net changes in deferred tax amounts.

POINTS REDEMPTION LIABILITY

     Points redemption liability represents the estimated costs associated with the Company's obligation to redeem outstanding points, less an allowance for points expected to expire prior to redemption, which may be converted by enrolled members into various third party gift certificates, frequent travel programs, coupons and other items. Points are awarded to members when they receive and read direct marketing offers delivered by the Company, or purchase goods from the advertisers. The Company is liable for purchasing the rewards provided to members, if and when such members seek to redeem accumulated points upon reaching required redemption thresholds. The cost of points is determined as the weighted average cost of awards that may be redeemed. Under the current program, points are valid through December 31st of the third calendar year following the date they are awarded to a member and may be redeemed at any time prior to expiration. The Company bases its estimate of points that will not be redeemed on an analysis of historical redemption activity and individual member accounts. This analysis is updated quarterly. At December 31, 1998 and December 31, 1999, the allowance for unredeemed points was $563,000 and $2.8 million, respectively. As of December 31, 1999 the gross points redemption liability is $12.4 million.

     Membership development costs include the cost of points awarded to members upon initial enrollment and subsequently for responding to surveys conducted by the Company. Costs are charged to marketing expense as incurred, and amounted to $442,000, $764,000 and $2,274,000 for the years ended December 31, 1997, 1998 and 1999.

REVENUE RECOGNITION

     The Company earns revenues from corporate advertisers by charging fees for sending targeted email to its members. Under the terms of advertising contracts, the Company earns revenues generally based on three components: (1) transmission of email advertisements to enrolled members, (2) receipt of qualified responses to email sent and (3) actual purchases of goods by members over

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

the internet. It is the Company's policy to recognize revenues when email is transmitted to members, when responses are received and when the Company is notified of purchases. Each of these activities are discrete, independent activities, which generally are specified in the advertising sales agreement entered into with the customer. As the earning activities take place, activity measurement data e.g., number of emails sent, and number of responses received is accumulated and the related revenues and unbilled receivables are recorded. Thus, unbilled receivables are recorded as the earning activities for a campaign are being performed.

     Under new and certain existing advertising contracts and partnerships, the Company sells points to private label partners and advertisers for use in such partners or advertisers' promotional campaigns. The Company is responsible for redeeming member's points upon the balance reaching required thresholds and request by the member recipients of points. Revenues and estimated point costs under these contracts are deferred until the time points are redeemed and an award is provided by the Company. The Company expects that sales of points will likely represent a decreasing percentage of its business in the future, but expects to continue to participate in the sale of points business.

     On December 23, 1998, the Company entered into a license agreement to grant a third party a limited exclusive license to use certain software technology developed by the Company. Under the agreement the Company was required to perform significant customization of the software. The Company accounts for the entire agreement under Accounting Research Bulletin No. 45, Long Term Construction-Type Contracts, using the completed-contract method. Income is recognized upon the third party's acceptance of the software, and all costs and related revenue are reported as deferred items in the balance sheet until that time. During the third quarter of 1999, the Company recognized revenue under this agreement when the custom development work was completed and accepted by the third party.

TECHNOLOGY COSTS

     Product development costs and costs of enhancing existing products are charged to technology costs as incurred. Software development costs are required to be capitalized beginning when a product's technological feasibility has been established by completion of a working model of the product, and ending when the product is available for general release to customers. To date, completion of a working model of the Company's products and general release have substantially coincided. As a result, the Company has not capitalized any software development costs since these costs have not been significant.

BUSINESS RISK AND CONCENTRATION OF CREDIT RISK

     The Company has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in new and rapidly evolving markets for internet products and services. These risks include the failure to develop and extend the Company's online service brands, the rejection of the Company's services by web consumers and/or advertisers and the inability of the Company to maintain and increase the levels of traffic on its online services, as well as other risks and uncertainties. Failure to address these risks successfully may have a material adverse impact on the Company's operations and financial position.

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, including money market mutual fund accounts, and accounts receivable. The Company deposits its temporary cash investments with two financial

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

institutions and these deposits exceed insured amounts. The Company does not require collateral for accounts receivable, but does evaluate customer creditworthiness and establish allowances as necessary based on management estimates of collectibility.

STOCK-BASED COMPENSATION

     The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the estimated fair value of the Company's stock and the exercise price of options to purchase that stock.

NET LOSS PER SHARE

     The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share, and SEC Staff Accounting Bulletin ("SAB") No. 98. Under the provisions of SFAS No. 128 and SAB No. 98, basic net income per share is computed by dividing the net income available to common stockholders for the period by the weighted average number of vested common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of vested common and common equivalent shares outstanding during the period. However, as the Company generated net losses in all periods presented, common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options and warrants and upon conversion of Series A, Series B, Series C, Series D and Series E convertible preferred stock, are not included in diluted net loss per share because such shares are anti-dilutive.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                                              YEARS ENDED DECEMBER 31,
                                                           ------------------------------
                                                            1997       1998        1999
                                                           -------    -------    --------
Numerator:
  Net loss...............................................  $(2,889)   $(8,266)   $(37,456)
  Dividend related to beneficial conversion feature of
     preferred stock.....................................       --         --      (9,800)
                                                           -------    -------    --------
  Net loss attributable to common stockholders...........  $(2,889)   $(8,266)   $(47,256)
                                                           =======    =======    ========
Denominator:
  Weighted average shares................................    2,500      2,856      13,964
  Weighted average unvested common shares subject to
     repurchase agreements...............................   (1,373)      (966)       (567)
                                                           -------    -------    --------
  Denominator for basic calculation......................    1,127      1,890      13,397
  Weighted average effect of dilutive securities:
     Net effect of dilutive stock options................       --         --          --
     Net effect of dilutive stock warrants...............       --         --          --
                                                           -------    -------    --------
  Denominator for diluted calculation....................    1,127      1,890      13,397
                                                           =======    =======    ========
Net loss per share:
  Basic..................................................  $ (2.56)   $ (4.37)   $  (3.53)
                                                           =======    =======    ========
  Diluted................................................  $ (2.56)   $ (4.37)   $  (3.53)
                                                           =======    =======    ========

COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 is effective for transactions entered into after March 31, 2000 and requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. MyPoints.com is currently assessing the impact of this statement.

4. ACQUISITION

     Effective November 30, 1998, the Company agreed to acquire all the outstanding shares of MotivationNet, LLC, and Enhanced Response Technologies, Inc., two companies operating as affiliates under common management. The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the tangible and

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

intangible assets acquired and liabilities assumed on the basis of their relative fair values on the acquisition date. The fair value of intangible assets was determined using a combination of the income approach and the cost approach.

     The total purchase price of approximately $13.6 million consisted of 3,600,481 shares of the Company's common stock with an estimated fair value of approximately $5.4 million, 1,213,592 shares of the Company's Series D preferred stock with an estimated fair value of approximately $3.0 million, 189,115 vested and 213,703 unvested shares of the Company's stock options, the vested options having an estimated fair value of approximately $264,000, $400,000 in cash and $4.5 million of assumed liabilities. The fair value of the common and preferred stock was estimated by referring to (i) market capitalization ratios of companies with comparable operations and (ii) the most recent independent sales of the Company's stock. All vested common stock options of the acquired companies were exchanged for 189,115 vested common stock options of the Company and have been included in the purchase price based on their fair value. The fair value of the vested common stock options was estimated using the Black-Scholes model with the following weighted average assumptions, deemed fair value of the underlying common stock of $1.49, risk-free interest rate of 4.59%, expected life of 5 years, expected dividend rate of 0%, and volatility rate of 109%. The 213,703 unvested shares of common stock options were included in the Company's 1999 Stock Plan and accounted for in accordance with APB No. 25 and related interpretations. Of the total purchase price, $2.4 million was allocated to tangible assets and $11.2 million to intangible assets, including a technology license agreement of $7.3 million, purchased trademark and trade name of $1.8 million, membership base of $0.8 million, customer base of $0.5 million and workforce of $0.8 million. The intangible assets are being amortized over their estimated useful lives of six to 60 months.

     Among the liabilities assumed in the acquisition was an obligation under a software license agreement. According to the terms of the agreement, the Company is to pay the licensor a royalty, payable in monthly installments of the greater of 3.0% of monthly revenues, or $35,000, up to a maximum cumulative royalty of $4.2 million. The Company recorded the obligation at its estimated fair value as determined by estimated future cash payments, discounted at a market interest rate. The Company had an option to purchase the licensed software at the conclusion of the ten-year license term. Under the agreement, upon the completion of an initial public offering of the Company's stock, the Company was obligated to purchase the rights to the software. The purchase price in this event would be the then existing present value of future required minimum payments. In September 1999, the Company paid approximately $2.6 million to the licensor to complete the purchase of the licensed software.

     Certain portions of the acquisition were structured as a tax-free exchange of stock. Therefore, the differences between the recognized fair values of certain acquired assets, including tangible assets, and their historical tax bases are not deductible for tax purposes.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 1997 and 1998, as if the acquisition had occurred on January 1, 1997, after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only, do not purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 1997, and may not be indicative of future operating results (in thousands, except per share amounts):

                                                    1997           1998
                                                 -----------    -----------
                                                        (UNAUDITED)
Revenues.......................................    $   151       $  1,316
Operating loss.................................     (6,899)       (17,826)
Net loss.......................................     (6,968)       (17,970)
Net loss per share:
  Basic and diluted............................    $ (1.49)      $  (3.47)
  Weighted average shares - basic and
     diluted...................................      4,677          5,185

5. RELATED PARTY TRANSACTIONS

     A former member of the Company's Board of Directors founded Targeted Marketing Systems, Inc., a service provider that the Company engaged for creative services to assist in the development of the Company's marketing program and web site. Total payments made to Targeted Marketing Systems amounted to $223,000 in 1997 and none in 1998 or 1999. As of December 31, 1998 and 1999, there were no amounts due to Targeted Marketing Systems.

     One of the Company's directors is also a member of the law firm that has served as the Company's corporate counsel since its inception. From inception through December 31, 1998 and 1999, the Company has incurred a total of $227,737 and $875,000, respectively, in fees to the law firm.

     The Company has entered into a two-year services agreement with Direct Marketing Technology, Inc., a wholly owned subsidiary of Experian, a stockholder of the Company, in which Direct Marketing Technology agreed to provide demographic data and other services for the Company. From inception through December 31, 1998 and December 31, 1999, the Company has incurred a total of $0 and $226,000, respectively, in fees under this agreement.

     During the year ended December 31, 1998, the Company repurchased 181,420 shares of common stock at $0.001 per share from one of its founders as a result of his resignation.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6. PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows (in thousands):

                                               DECEMBER 31,    DECEMBER 31,
                                                   1998            1999
                                               ------------    ------------
Computer equipment.........................       $1,185         $ 6,852
Computer software..........................          308           2,948
Furniture and fixtures.....................          152             720
Leasehold improvements.....................           22             405
                                                  ------         -------
                                                   1,667          10,925
Accumulated depreciation...................         (626)         (2,034)
                                                  ------         -------
                                                  $1,041         $ 8,891
                                                  ======         =======

     Depreciation expense amounted to $49,000, $265,000 and $1,462,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

7. NOTES PAYABLE

     On January 27, 1997, the Company entered into a promissory note with a bank to borrow $100,000 at an interest rate of prime plus 1.5% (initial rate of 9.75%). The Company was required to make monthly payments of accrued interest beginning in February 1997 and principal payments in 24 equal installments beginning on July 31, 1997. The loan agreement contains certain negative covenants including financial covenants related to minimum liquidity coverage ratios. The loan is collateralized by all of the assets and property of the Company.

     On December 19, 1997, the Company entered into a promissory note with a bank to borrow $400,000 at an interest rate of prime plus 0.5% (initial rate of 8.50%). The Company was required to make 36 equal payments from July 31, 1998 through June 30, 2001. The agreement contains certain negative covenants including financial covenants related to a minimum liquidity coverage ratio and monthly minimum points redemption liability. During 1998, the Company was in default on the monthly minimum points redemption liability balance and the liquidity covenant contained in the agreement. The Company obtained waivers of the earlier violations and was in compliance with these covenants as of December 31, 1999.

     On March 26, 1999, the Company entered into a senior loan and security agreement with a financing company. The lender has committed to finance up to $1.5 million under this capital lease line of which borrowings of $1.1 million were outstanding as of December 31, 1999. These capital lease agreements have terms ranging three to five years with interest rates ranging from 7.2% to 18.0%. Borrowings against this line are collateralized by certain fixed assets of the Company. The agreement contains certain negative covenants including financial covenants related to minimum liquidity coverage ratios.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Annual maturities of notes payable are as follows (in thousands):

                  YEAR ENDING
                  DECEMBER 31,
                  ------------
2000............................................  $  327
2001............................................     351
2002............................................     327
2003............................................     254
                                                  ------
                                                  $1,259
                                                  ======

8. CAPITAL STRUCTURE

     The Company is authorized to issue 100,000,000 shares of $0.001 par value common stock and 10,000,000 shares of $0.001 par value preferred stock. The Board of Directors has the authority to issue the undesignated preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.

WARRANTS

     During the year ended December 31, 1998, the Company issued a warrant to purchase 10,000 shares of Series C preferred stock with an exercise price of $1.50 to an equipment leasing company in connection with an equipment lease. The warrant is exercisable until the later of ten years from its issuance date or five years from the initial public offering of the Company's common stock. The fair value of the warrant of $9,500 was estimated using the Black-Scholes model with the following weighted average assumptions, risk-free interest rate of 4.59%, expected life of 5 years, expected dividend rate of 0%, and volatility rate of 109%. The estimated fair value of the warrant is accounted for as a deferred asset and is amortized over the lease term of 42 months. In connection with the issuance of Series D preferred stock, the Company issued warrants to the holders of Series D preferred stock to purchase 1,374,028 additional shares of Series D preferred stock with an exercise price of $2.06 per share. The warrants became exercisable three months from the closing date of the Stock Purchase Warrant Agreement and are exercisable for a period up to five years. The Company determined that the fair value of the warrants approximated $1.5 million on the date of grant. The fair value of the warrants was estimated using the Black-Scholes model with the following weighted average assumptions, risk-free interest rate of 4.59%, expected life of five years, expected dividend rate of 0%, and volatility rate of 109%. The estimated fair value of the warrants of $1.5 million is included in additional paid-in capital.

     During May and June 1999, the Company issued warrants in connection with commercial agreements entered into with two third parties. The warrants were fully vested at the date of grant, enable the holders to purchase an aggregate of 150,000 shares of the Company's common stock at a price of $8.00 per share and are exercisable for a period of one year. The fair value of these warrants, estimated at approximately $807,000 using the Black-Scholes valuation model, will be charged to operations over the term of the agreements.

COMMON STOCK OPTIONS

     The Company adopted the 1996 Stock Plan on November 7, 1996, the 1999 Stock Plan on November 13, 1998, and the 1999 Supplemental Stock Plan on December 8, 1999 (together, the

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

"Plans"). The Plans provide for the grant of incentive stock options and nonstatutory stock options to employees and consultants of the Company.

     The Company has reserved 6,485,833 shares of common stock for issuance under the Plans as of December 31, 1999. The Company has granted incentive and nonstatutory stock options with vesting equal to either 25.0% at the first anniversary date and 1/48th per month thereafter or 25.0% immediately with the remainder vesting 1/48th per month thereafter. These options are exercisable for a period of no more than ten years from the date of grant.

     Following is a summary of stock option activity for the years ended December 31, 1997, 1998 and 1999:

                                                                          WEIGHTED
                                                                          AVERAGE
                                                           OUTSTANDING    EXERCISE
                                                             SHARES        PRICE
                                                           -----------    --------
Outstanding as of January 1, 1997........................          --          --
  Granted................................................     687,166     $ 0.074
  Exercised..............................................          --          --
  Canceled...............................................      (2,500)      0.100
                                                           ----------
Outstanding as of December 31, 1997......................     684,666       0.074
  Granted................................................   1,079,562       0.210
  Exercised..............................................     (96,174)      0.063
  Canceled...............................................    (310,696)      0.114
                                                           ----------
Outstanding as of December 31, 1998......................   1,357,358       0.173
  Granted................................................   5,614,630      11.843
  Exercised..............................................    (503,251)      0.804
  Canceled...............................................  (1,080,519)      6.441
                                                           ----------
Outstanding as of December 31, 1999......................   5,388,218      11.018
                                                           ==========
Options vested as of December 31, 1999...................   1,099,989     $ 4.811
                                                           ==========

     The following table summarizes information about stock options outstanding at December 31, 1998 and 1999:

                                     OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                    AT DECEMBER 31, 1998                 AT DECEMBER 31, 1998
                           ---------------------------------------      -----------------------
                                            AVERAGE       WEIGHTED                     WEIGHTED
                                           REMAINING      AVERAGE                      AVERAGE
                             NUMBER       CONTRACTUAL     EXERCISE      NUMBER         EXERCISE
RANGE OF EXERCISE PRICES   OUTSTANDING    LIFE (YEARS)     PRICE        VESTED          PRICE
------------------------   -----------    ------------    --------      -------        --------
$0.05 - $0.15............     577,166         8.24         $0.084       214,214         $0.081
$0.20 - $0.26............     780,192         9.11          0.240        40,371          0.219
                            ---------                                   -------
                            1,357,358         8.74         $0.173       254,585         $0.103
                            =========                                   =======

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                    OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE AT
                                   AT DECEMBER 31, 1999                    DECEMBER 31, 1999
                          ---------------------------------------      -------------------------
                                           AVERAGE       WEIGHTED                       WEIGHTED
                                          REMAINING      AVERAGE                        AVERAGE
                            NUMBER       CONTRACTUAL     EXERCISE       NUMBER          EXERCISE
RANGE OF EXERCISE PRICES  OUTSTANDING    LIFE (YEARS)     PRICE         VESTED           PRICE
------------------------  -----------    ------------    --------      ---------        --------
$ 0.05 - $ 0.15........      290,074         7.52        $ 0.073         265,041         $0.063
$ 0.20 - $ 0.26........      457,259         8.89          0.249         344,912          0.255
$ 1.00 - $ 5.00........    1,267,300         9.09          1.452          78,043          1.041
$ 8.00.................    2,141,785         9.42          8.000         352,149          8.000
$12.37 - $88.50........    1,231,800         9.90         32.682          59,844         38.250
                           ---------                                   ---------
                           5,388,218                     $11.018       1,099,989         $4.811
                           =========                                   =========

     The Company accounts for the Plans in accordance with APB No. 25 and related Interpretations and complies with the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. In connection with certain stock option grants during the years ended December 31, 1997, 1998 and 1999, the Company recognized unearned compensation that is being amortized over the four-year vesting periods of the related options. Amortization expense recognized during the years ended December 31, 1997, 1998 and 1999 totaled $77,000, $158,000, and $3,054,000, respectively.

     In accordance with SFAS No. 123, the fair value of employee stock option grants has been estimated on the date of grant using the minimum value model for grants in 1997 and 1998. For grants in 1999, the fair value has been estimated using the Black-Scholes Option Pricing Model.

     The Black-Scholes Option Pricing Model was developed for use in estimating the fair value of traded options and warrants that have no vesting restrictions and are fully transferable. In addition, valuation models require the input of highly subjective assumptions, including the expected stock volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. Utilizing the minimum value model, the weighted average fair value of employee stock options granted during 1997 and 1998 was $0.53 and $2.27, respectively. Utilizing the Black-Scholes Option Pricing Model, the weighted average fair value of employee stock options granted during 1999 was $11.59 per share.

     The following assumptions were used in determining the fair value of options granted and warrants issued:

                                                              DECEMBER 31,
                                                      -----------------------------
                                                       1997       1998       1999
                                                      -------    -------    -------
Risk-free interest rates............................     5.72%      4.59%      5.17%
Expected life.......................................  5 years    5 years    5 years
Dividends...........................................       --         --         --
Volatility..........................................       --         --        109%

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Had compensation cost for the Plans been determined based on fair value at the grant date consistent with the method prescribed by SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts below (in thousands):

                                                            YEARS ENDED
                                                            DECEMBER 31,
                                                   ------------------------------
                                                    1997       1998        1999
                                                   -------    -------    --------
Net loss as reported.............................  $(2,889)   $(8,266)   $(47,256)
Net loss pro forma...............................  $(2,890)   $(8,291)   $(54,370)

OTHER

     A portion of the common stock issued to the Company's founders at inception is subject to restricted stock purchase agreements which provide that one-third of the Company's repurchase right lapses on the vesting start date and 1/48th of the Company's remaining repurchase right lapses at the end of the each month thereafter. Upon a merger or sale of the Company, one-half of the remaining shares subject to the Company's right of repurchase will become vested.

9. EMPLOYEE BENEFIT PLANS

     In February 1997, the Company established a 401(k) Savings Plan (the "401(k) Plan") that covers substantially all employees. Under the 401(k) Plan, employees are permitted to contribute a portion of gross compensation not to exceed standard limitations provided by the Internal Revenue Service. Discretionary contributions may be made by the Company; however, no contributions have been made to date.

     In March 1999, the Company adopted an employee stock purchase plan effective on the date of the prospectus for the Company's initial public offering. A total of 200,000 shares is reserved for issuance under the plan.

     In April 1999, the Company adopted the senior management incentive plan. The terms of this plan apply to discretionary option grants to executive officers under the 1999 Stock Plan. In 1999, options to purchase a total of 690,000 shares with exercise prices of $8.00 per share were granted under this senior management incentive plan.

10. COMMITMENTS AND CONTINGENCIES

LEASES

     The Company leases office space and equipment under capital and noncancelable operating leases with various expiration dates through the year 2004. Rent expense amounted to $57,000, $180,000 and $775,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Future minimum lease payments under noncancelable capital leases and operating leases are as follows (in thousands):

                                                              CAPITAL    OPERATING
                  YEAR ENDING DECEMBER 31,                    LEASES      LEASES
                  ------------------------                    -------    ---------
2000........................................................   $118       $ 1,135
2001........................................................    100         2,127
2002........................................................     --         2,180
2003........................................................     --         2,231
2004........................................................     --         2,067
Thereafter..................................................     --         4,250
                                                               ----       -------
Total minimum lease payments................................    218       $13,990
                                                                          =======
Less amount representing interest...........................     16
                                                               ----
Present value of capital lease obligations..................    202
Less current portion........................................    105
                                                               ----
Long-term portion...........................................   $ 97
                                                               ====

LEGAL

     The Company has received three claims of alleged infringement. In October 1998, the Company was notified by an online incentives company that it believes the Company was infringing its patent rights. The Company has entered into a settlement agreement with the third party, which provides for an upfront payment of approximately $65,000 plus ongoing royalties based on a percentage of the value of points issued to members. A second claim was made by a third party and the Company is currently in the process of negotiating the settlement of this claim. If the claim cannot be resolved through a license or similar arrangement, the Company could become party to litigation. Also, in July 1999, the Company received an infringement claim from a third party, along with an offer to grant a license to the Company at a cost that would not be material. To the Company's knowledge, no litigation has been filed based on this claim.

     In the normal course of business, the Company is at times subject to pending and threatened legal actions and proceedings. After reviewing pending and threatened actions and proceedings with counsel, management believes that the outcome of such actions or proceedings is not expected to have a material adverse effect on the financial position or results of operations of the Company.

11. INCOME TAXES

     As of December 31, 1998 and December 31, 1999, the Company had net operating loss carryforwards of approximately $7,810,000 and $27,332,000 for federal income tax purposes, and $7,820,000 and $27,371,000 for state income tax purposes, respectively. The federal and state net operating loss carryforwards begin to expire in the years 2011 and 2004, respectively.

     The Company's ability to utilize its net operating loss carryforwards to offset any future taxable income may be restricted as a result of equity transactions that give rise to changes in ownership as defined in the Tax Reform Act of 1986. These restrictions may limit, on an annual basis, the Company's future use of its net operating loss carryforwards and research and experimentation credit carryforwards.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     A reconciliation of the provision for income taxes to the federal statutory rate of 34% is as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                                 -------------------------
                                                                 1997      1998      1999
                                                                 -----     -----     -----
Tax at statutory rate.......................................       34%       34%       34%
State taxes, net of federal benefit.........................        6         6         6
Permanent differences.......................................       (2)       (1)       (2)
Valuation allowance.........................................      (38)      (39)      (38)
                                                                  ---       ---       ---
                                                                   --        --        --
                                                                  ===       ===       ===

     The estimated tax effects of significant temporary differences and carryforwards that give rise to deferred income tax assets are as follows (in thousands):

                                                       DECEMBER 31,    DECEMBER 31,
                                                           1998            1999
                                                       ------------    ------------
Non-deducted start-up costs........................      $   303         $    205
Net operating loss carryforwards...................        3,177           10,890
Non-deducted research and experimental costs.......        1,328              430
Points redemption liability........................        1,185            4,270
Accrued liabilities and other......................          106            2,045
Non-deducted intangible assets.....................         (834)          (1,250)
                                                         -------         --------
Gross deferred tax assets..........................        5,265           16,590
Valuation allowance................................       (5,265)         (16,590)
                                                         -------         --------
Net deferred tax assets............................      $    --         $     --
                                                         =======         ========

     The Company has recorded a valuation allowance against gross deferred tax assets due to uncertainties surrounding their realization. The change in the valuation allowance amounted to $4,039,000 and $11,325,000 in 1998 and 1999, respectively.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. POINTS REDEMPTION LIABILITY

     Following is a summary of points redemption liability activity for the years ended December 31, 1997, 1998 and 1999:

Outstanding as of January 1, 1997...........................  $    --
Accrual for new points redemption liability.................      519
Allowance for unredeemed points.............................       --
Points redemption...........................................       --
                                                              -------
Outstanding as of December 31, 1997.........................      519
Accrual for new points redemption liability.................    2,825
Allowance for unredeemed points.............................     (563)
Points redemption...........................................      (54)
                                                              -------
Outstanding as of December 31, 1998.........................    2,727
Accrual for new points redemption liability.................   11,372
Allowance for unredeemed points.............................   (2,212)
Points redemption...........................................   (2,247)
                                                              -------
Outstanding as of December 31, 1999.........................  $ 9,640
                                                              =======

13. INITIAL PUBLIC OFFERING

     On August 19, 1999, the Securities and Exchange Commission declared effective the Company's Registration Statement on Form S-1. Pursuant to this Registration Statement, the Company completed an initial public offering of 5,750,000 shares of its common stock (including 750,000 shares sold pursuant to the exercise of the Underwriters' over-allotment option) at an initial public offering price of $8.00 per share ("the Offering"). The Offering was managed by BancBoston Robertson Stephens, Bear, Stearns & Co. Inc., Salomon Smith Barney, and Wit Capital Corporation. Proceeds to the Company, after calculation of the underwriters discount and commission, from the Offering totaled approximately $41.2 million, net of offering costs of approximately $1.6 million.

     Upon completion of the Offering, the Company's preferred stock was converted into 12,388,316 shares of common stock, and all outstanding shares of preferred stock were cancelled and retired. Upon conversion of the preferred stock, all rights to accrued and unpaid dividends were waived.

14. SUBSEQUENT EVENT

     Effective January 13, 2000, the Company acquired all the outstanding shares of Alliance Development Group, Inc., a company that operates offline customer rewards programs. The acquisition will be accounted for using the purchase method of accounting and, accordingly, the purchase price will be allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their relative fair values on the acquisition date.

     The total purchase price of $16.7 million included 270,000 shares of the Company's common stock with an estimated fair value of $16.5 million. Of the total purchase price, $1.9 million was allocated to tangible assets and $14.8 million was allocated to intangible assets. The Company expects to amortize the intangible assets over their estimated useful lives of one to eight years.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 1998 and 1999, as if the acquisition had occurred on January 1, 1998, after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only, and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 1998 and may not be indicative of future operating results (in thousands, except per share amounts):

                                                                1998        1999
                                                              --------    --------
Revenues....................................................  $  5,035    $ 26,982
Operating loss..............................................   (11,180)    (40,897)
Net loss....................................................   (11,082)    (38,310)
Net loss attributable to common stockholders................   (11,082)    (48,110)
Net loss per share:
  Basic and diluted.........................................  $  (5.13)   $  (3.52)
  Weighted average shares -- basic and diluted..............     2,160      13,667

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

                                    OVERVIEW

     Effective November 30, 1998, the Company agreed to acquire all the outstanding shares of MotivationNet, LLC, and Enhanced Response Technologies, Inc. (the acquired companies). The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values on the acquisition date. The fair value of intangible assets was determined using the income approach and the cost approach.

     The total purchase price of approximately $13.6 million consisted of 3,600,481 shares of the Company's common stock with an estimated fair value of approximately $5.4 million, 1,213,592 shares of the Company's Series D preferred stock with an estimated fair value of approximately $3.0 million, 189,115 vested and 213,703 unvested shares of the Company's stock options, the vested options having an estimated fair value of approximately $264,000, $400,000 in cash and $4.5 million of assumed liabilities. The fair value of the common and preferred stock was estimated using a market capitalization approach. All vested common stock options of the acquired companies were exchanged for 189,115 vested common stock options of the Company and have been included in the purchase price based on their fair value. The fair value of the vested common stock options was estimated using the Black-Scholes model with the following weighted average assumptions, risk-free interest rate of 4.59%, expected life of 5 years, expected dividend rate of 0%, and volatility rate of 109%. Of the total purchase price, $2.4 million was allocated to tangible assets and $11.2 million to intangible assets, including a technology license agreement of $7.3 million, purchased trademark and trade name of $1.8 million, membership base of $0.8 million, customer base of $0.5 million and workforce of $0.8 million. The intangible assets will be amortized over their estimated useful lives of six to 60 months.

     The acquisition of Enhanced Response Technologies, Inc. has been structured as a tax free exchange of stock; therefore, the differences between the recognized fair values of the acquired assets, including tangible assets, and their historical tax bases are not deductible for tax purposes. The acquisition of MotivationNet, LLC, was made under an agreement to purchase the outstanding units of the limited liability corporation.

     The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 1998 and 1999, as if the acquisition had occurred on January 1, 1998, after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only, do not purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 1998, and may not be indicative of future operating results.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                         YEAR ENDED DECEMBER 31, 1998
                            -------------------------------------------------------
                                                 ACQUIRED                    PRO         YEAR ENDED
                            MYPOINTS.COM, INC.   COMPANIES   ADJUSTMENTS    FORMA     DECEMBER 31, 1999
                            ------------------   ---------   -----------   --------   -----------------
Revenues..................       $ 1,286          $    30     $     --     $  1,316       $ 24,140
Cost of revenues..........         1,121                1                     1,122          7,407
                                 -------          -------     --------     --------       --------
  Gross profit............           165               29                       194         16,733
                                 -------          -------     --------     --------       --------
Operating expenses:
  Technology costs........         1,520            2,393                     3,913          8,665
  Sales and marketing
     expenses.............         4,513            2,647                     7,160         30,247
  General and
     administrative
     expenses.............         2,028              756          242        3,026          9,601
  Amortization of
     intangible assets....           275                         3,025        3,300          3,116
  Stock-based
     compensation.........           158              463                       621          3,054
                                 -------          -------     --------     --------       --------
     Total operating
       expenses...........         8,494            6,259        3,267       18,020         54,683
                                 -------          -------     --------     --------       --------
Operating loss............        (8,329)          (6,230)      (3,267)     (17,826)       (37,950)
Interest income...........            87                                         87            633
Interest expense and
  other, net..............           (24)            (207)                     (231)          (139)
                                 -------          -------     --------     --------       --------
Net loss..................        (8,266)          (6,437)      (3,267)     (17,970)       (37,456)
Dividend related to
  beneficial conversion
  feature of preferred
  stock...................            --               --           --           --         (9,800)
                                 -------          -------     --------     --------       --------
Net loss attributable to
  common stockholders.....       $(8,266)         $(6,437)    $(3,267)     $(17,970)      $(47,256)
                                 =======          =======     ========     ========       ========
Net loss per share:
  Basic and diluted.......       $ (4.37)         $ (3.06)                                $  (3.53)
                                 =======          =======                                 ========
  Weighted average
     shares -- basic and
     diluted..............         1,890            2,105                                   13,397
                                 =======          =======                                 ========
Pro forma net loss per
  share:
  Basic and diluted.......                                                 $  (3.47)
                                                                           ========
  Weighted average
     shares -- basic and
     diluted..............                                                    5,185
                                                                           ========

   See accompanying notes to pro forma consolidated statement of operations.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

            NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)

1. PRO FORMA ADJUSTMENTS

     The following adjustments were applied to the Company's historical financial statements and those of the acquired companies to arrive at the pro forma consolidated financial information.

     - To record amortization of a technology license agreement of $7.3 million on a straight-line basis over the estimated period of benefit of 48 months.

     - To record amortization of acquired customer base totaling $500,000 on a straight-line basis over the estimated period of benefit of 6 to 36 months, and acquired membership base totaling $800,000 on a straight-line basis over the estimated period of benefit of 6 to 30 months.

     - To record amortization of acquired employee workforce totaling $800,000 on a straight-line basis for employees of ERT subsequently retained by the Company over the estimated period of benefit of 24 months.

     - To record amortization of acquired trademark and trade name totaling $1.8 million on a straight-line basis over the estimated period of benefit of 60 months.

     A summary of these pro forma adjustments relating to acquired intangible assets is as follows (in thousands):

                                                                11 MONTH
                                                              AMORTIZATION
                                                              ------------
Technology license agreement and intangible assets..........     $1,682
Customer base...............................................        271
Membership base.............................................        452
Employee workforce..........................................        312
Trademark...................................................        308
                                                                 ------
                                                                 $3,025
                                                                 ======

     In addition, the Company's historical financial statements, and those of the acquired companies, reflect a pro forma adjustment to record 11 months of depreciation expense of $242,000. This represents depreciation of acquired fixed assets depreciated on a straight-line basis over their estimated remaining life of three years.

2. NET LOSS PER SHARE

     Basic net loss per share for the year ended December 31, 1998 is computed using the weighted average number of common shares outstanding during the year. Diluted net loss per share is computed excluding the weighted average number of common equivalent shares outstanding because such common equivalents are anti-dilutive. Differences between historical weighted average shares outstanding and pro forma weighted average shares outstanding used to compute net loss per share result from the inclusion of shares issued in conjunction with the acquisition as if such shares were outstanding from January 1, 1998.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Enhanced Response Technologies, Inc.

     In our opinion, the accompanying balance sheet and the related statements of operations, of shareholders' deficiency and of cash flows present fairly, in all material respects, the financial position of Enhanced Response Technologies, Inc., formerly MotivationNet, Inc. (the Company), as of December 31, 1997, and the results of its operations and its cash flows for the period from June 25, 1996 (date of inception) to December 31, 1996, and the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                      /s/ PricewaterhouseCoopers LLP

March 26, 1999
Chicago, Illinois

                      ENHANCED RESPONSE TECHNOLOGIES, INC.
                         (FORMERLY MOTIVATIONNET, INC.)

                            COMBINED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  1997            1998
                                                              ------------    -------------
                                                                               (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................    $    32          $   42
  Accounts receivable.......................................         40             183
  Deposits and prepaid expenses.............................         87              51
                                                                -------          ------
     Total current assets...................................        159             276
Property and equipment, net.................................        567             473
Other assets................................................          5              45
                                                                -------          ------
     Total assets...........................................    $   731          $  794
                                                                =======          ======
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities:
  Notes payable.............................................    $ 4,117          $2,808
  Accounts payable..........................................        324             408
  Accrued expenses..........................................        258             444
  Points redemption liability...............................         17             400
  Deferred compensation.....................................        100             100
  Deferred revenue..........................................         83             387
                                                                -------          ------
     Total current liabilities..............................      4,899           4,547
                                                                -------          ------
Commitments and contingencies (Note 9 and Note 11)
Shareholders' deficiency:
  Common stock, no par value; 6,000,000 shares authorized;
     2,048,000 and 2,228,000 shares outstanding as of
     December 31, 1997 and September 30, 1998,
     respectively...........................................        119             131
  Additional paid-in capital................................         17           5,398
  Accumulated deficit.......................................     (4,291)         (9,282)
  Unearned compensation.....................................        (13)             --
                                                                -------          ------
     Total shareholders' deficiency.........................     (4,168)         (3,753)
                                                                -------          ------
     Total liabilities and shareholders' deficiency.........    $   731          $  794
                                                                =======          ======

    The accompanying notes are an integral part of these combined financial statements.

                      ENHANCED RESPONSE TECHNOLOGIES, INC.
                         (FORMERLY MOTIVATIONNET, INC.)

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                         PERIOD          YEAR            NINE MONTHS ENDED
                                         ENDED          ENDED              SEPTEMBER 30,
                                      DECEMBER 31,   DECEMBER 31,   ---------------------------
                                          1996           1997           1997           1998
                                      ------------   ------------   ------------   ------------
                                                                            (UNAUDITED)
Revenues............................     $  --         $    --        $    --        $    30
Cost of revenues....................        --              --             --              6
                                         -----         -------        -------        -------
  Gross profit......................        --              --             --             24
                                         -----         -------        -------        -------
Operating expenses:
  Technology costs..................        --           3,213          1,979          1,979
  Sales expenses....................        --             146             54            596
  Marketing.........................        35             417             --          1,484
  General and administrative
     expenses.......................       177             178             13            784
                                         -----         -------        -------        -------
     Total operating expenses.......       212           3,954          2,046          4,843
                                         -----         -------        -------        -------
Operating loss......................      (212)         (3,954)        (2,046)        (4,819)
Interest expense....................        --            (116)           (41)          (196)
Other, net..........................        --              (9)                           24
                                         -----         -------        -------        -------
     Net loss.......................     $(212)        $(4,079)       $(2,087)       $(4,991)
                                         =====         =======        =======        =======

    The accompanying notes are an integral part of these combined financial statements.

                      ENHANCED RESPONSE TECHNOLOGIES, INC.
                         (FORMERLY MOTIVATIONNET, INC.)

                COMBINED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
            FOR THE PERIOD FROM JUNE 25, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1996, AND FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                      COMMON STOCK      ADDITIONAL
                                   ------------------    PAID-IN     ACCUMULATED     UNEARNED
                                    SHARES     AMOUNT    CAPITAL       DEFICIT     COMPENSATION    TOTAL
                                   ---------   ------   ----------   -----------   ------------   -------
Issuance of common stock to
  founders for cash..............      1,000    $104      $   --       $    --         $ --       $   104
Net loss.........................                                         (212)                      (212)
                                   ---------    ----      ------       -------         ----       -------
BALANCE, DECEMBER 31, 1996.......      1,000     104                      (212)                      (108)
Stock option award...............                             17                        (17)
Amortization of unearned
  compensation...................                                                         4             4
Stock issued for services........         24      15                                                   15
Stock split -- 2000 for 1........  2,046,976
Net loss.........................         --      --          --        (4,079)          --        (4,079)
                                   ---------    ----      ------       -------         ----       -------
BALANCE, DECEMBER 31, 1997.......  2,048,000     119          17        (4,291)         (13)       (4,168)
(UNAUDITED)
Conversion of notes payable and
  accrued interest to capital in
  MNet...........................                          5,230                                    5,230
Exercise of stock options........    180,000      12         151                         13           176
Net loss.........................                                       (4,991)                    (4,991)
                                   ---------    ----      ------       -------         ----       -------
BALANCE, SEPTEMBER 30, 1998......  2,228,000    $131      $5,398       $(9,282)        $ --       $(3,753)
                                   =========    ====      ======       =======         ====       =======

    The accompanying notes are an integral part of these combined financial statements.

                      ENHANCED RESPONSE TECHNOLOGIES, INC.
                         (FORMERLY MOTIVATIONNET, INC.)

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                             PERIOD          YEAR       NINE MONTHS ENDED
                                                             ENDED          ENDED         SEPTEMBER 30,
                                                          DECEMBER 31,   DECEMBER 31,   -----------------
                                                              1996           1997        1997      1998
                                                          ------------   ------------   -------   -------
                                                                                           (UNAUDITED)
Cash flows from operating activities:
  Net loss..............................................     $(212)        $(4,079)     $(2,087)  $(4,991)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization.......................         2              94           40       173
    Stock-based compensation............................        --               4           --       164
    Stock issued for services...........................        --              15           15        --
    Changes in operating assets and liabilities:
       Accounts receivable..............................        --             (41)        (142)     (144)
       Deposits and prepaid expenses....................        (2)            (85)          (5)       37
       Accounts payable.................................        27             297          204        84
       Accrued expenses.................................        16             242          167       416
       Point redemption liability.......................        --              18           --       382
       Deferred compensation............................        51              49           49        --
       Deferred revenue.................................        --              83           --       304
                                                             -----         -------      -------   -------
       Net cash used in operating activities............      (118)         (3,403)      (1,759)   (3,575)
                                                             -----         -------      -------   -------
Cash flows from investing activities:
  Purchase of property and equipment....................       (13)           (649)        (593)      (79)
  Other.................................................        --              (6)          --       (40)
                                                             -----         -------      -------   -------
       Net cash used in investing activities............       (13)           (655)        (593)     (119)
                                                             -----         -------      -------   -------
Cash flows from financing activities:
  Proceeds from issuance of common stock................       104              --           --        --
  Proceeds from note payable............................        --           4,057        2,332     3,752
  Proceeds from officer notes payable...................        30              30           30        --
  Repayments of officer notes payable...................        --              --           --       (60)
  Exercise of stock options.............................        --              --           --        12
                                                             -----         -------      -------   -------
       Net cash provided by financing activities........       134           4,087        2,362     3,704
                                                             -----         -------      -------   -------
       Net increase in cash and cash equivalents........         3              29           10        10
Cash and cash equivalents, beginning of period..........        --               3            3        32
                                                             -----         -------      -------   -------
Cash and cash equivalents, end of period................     $   3         $    32      $    13   $    42
                                                             =====         =======      =======   =======

    The accompanying notes are an integral part of these combined financial statements.

                      ENHANCED RESPONSE TECHNOLOGIES, INC.
                         (FORMERLY MOTIVATIONNET, INC.)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY

     Enhanced Response Technologies, Inc., formerly known as MotivationNet, Inc. (the "Company"), was founded in June 1996. The Company offers advertisers the ability to target internet users enrolled as members of its "MyPoints" incentive program. The Company's MyPoints program awards points to enrolled members for receiving and responding to email communications, accessing and responding to advertisers' and MyPoints's internet web page offers, purchasing advertisers' products, and completing of surveys to obtain demographic information. MyPoints points may be redeemed by members for a variety of goods and services.

NOTE 2 -- BASIS OF PRESENTATION (UNAUDITED)

     The Company's primary source of funding for the development of the technology supporting the MyPoints program was obtained from Direct Marketing Technology, Inc. ("DMT") through a note payable. In early 1998, DMT informed the Company that it wanted to convert the note payable to an equity interest. On March 31, 1998, the Company and DMT entered into an agreement whereby the Company transferred its MyPoints technology, which was carried at zero net book value, a $5,209,600 note payable to DMT and certain other assets and liabilities to MotivationNet, LLC ("MNet"), with $5,000,000 of the note payable to DMT and related accrued interest being converted by DMT to a capital interest in MNet. Upon the formation of MNet, the Company's and DMT's interest in MNet were 34.0% and 66.0%, respectively. To avoid confusion with MotivationNet, LLC, the Company changed its name from MotivationNet, Inc. to Enhanced Response Technologies, Inc. Also, on March 31, 1998, the Company established a wholly-owned subsidiary, MyPoints.Com, LLC ("MyPoints.Com"), to which the Company contributed the MyPoints operations.

     In connection with its formation, MNet licensed the MyPoints technology back to the Company. Beginning in April 1998, the MyPoints program was operated on MNet's computer systems for which MNet began charging MyPoints.Com for use of the computer system and technical support. In addition, MNet provided fulfillment services related to the redemption of MyPoints points for goods and services for which MNet charged MyPoints.Com based on the face value of the points redeemed, $.01 per point.

     Pursuant to the agreement to establish MNet, DMT agreed to provide MNet additional financing through a note payable to fund the operations of MNet, as well as to allow MNet to provide financing to the Company through a note payable to fund the Company's operations, including the operations of MyPoint.Com.

     In the fourth quarter of 1998, the Company and MNet were acquired by Intellipost Corporation (subsequently renamed "MyPoints.com, Inc.").

     The financial statements for periods prior to March 31, 1998 reflect the operations of the Company as a stand-alone entity. The financial statements for periods subsequent to March 31, 1998 reflect the operations of the Company and MNet on a combined basis as (a) the companies have common management, (b) both companies were acquired by Intellipost Corporation and (c) the presentation is considered most meaningful. All intercompany transactions have been eliminated.

NOTE 3 -- LIQUIDITY

     The Company has sustained net losses and negative cash flows from operations since its inception. The Company's ability to meet its obligations in the ordinary course of business is

                      ENHANCED RESPONSE TECHNOLOGIES, INC.
                         (FORMERLY MOTIVATIONNET, INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

dependent upon its ability to establish profitable operations or to obtain additional funding through public or private equity financing, collaborative or other arrangements with corporate sources, or other sources. Management is seeking to increase revenues through continued marketing of its services while controlling costs to meet working capital needs; however, additional financing will be required.

     To support its working capital requirements in 1998, the Company received additional funding from DMT through MNet. Since the merger with Intellipost Corporation in late 1998, Intellipost Corporation has been funding the Company's operations. Intellipost has committed to fund the Company's working capital needs through at least December 31, 1999.

NOTE 4 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INTERIM FINANCIAL DATA (UNAUDITED)

     The financial statements as of September 30, 1998 and for the nine-month periods ended September 30, 1997 and 1998 are unaudited. In the opinion of management, these financial statements reflect all adjustments necessary for a fair presentation of the financial statements for such periods. These adjustments consist of normal, recurring items. The results of operation for the nine-month period ended September 30, 1998 are not necessarily indicative of the results of operations that may be expected for the full year.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Such estimates include the levels of valuation allowances for accounts receivable and deferred taxes. Actual results could differ from those estimates and such differences could be material.

CASH AND CASH EQUIVALENTS

     Cash equivalents consist of highly liquid investments with original maturities of three months or less when purchased.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and depreciated using the straight-line method over their respective estimated useful lives, generally three years. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the statement of operations for the period realized.

INCOME TAXES

     The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates

                      ENHANCED RESPONSE TECHNOLOGIES, INC.
                         (FORMERLY MOTIVATIONNET, INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

POINTS REDEMPTION LIABILITY

     Points redemption liability represent the estimated costs associated with the accumulation of MyPoints points earned by MyPoints members in conjunction with the Company's internal marketing activities. These MyPoints may be converted by members into various third party goods and services. The Company is liable for purchasing the goods and services redeemed by members.

REVENUE RECOGNITION

     The Company earns revenues from the sale of MyPoints points to corporate advertisers that use these points for internet-based promotional campaigns which award members for certain actions desired by corporate advertisers. In connection with the sale of the MyPoints points, the Company is responsible for redeeming the points upon the member's request. The Company recognizes revenues when the MyPoints points are redeemed by the MyPoints members.

TECHNOLOGY COSTS

     Product development costs and enhancements to existing products are charged to operations as incurred. Software development costs are required to be capitalized when a product's technological feasibility has been established by completion of a working model of the product and ending when a product is available for general release to customers. To date, completion of a working model of the Company's products and general release have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant. Product development costs, along with other technology related costs, are reported as technology costs in the Company's statements of operations.

BUSINESS RISK AND CONCENTRATION OF CREDIT RISK

     The Company has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for internet products and services. These risks include the failure to develop and extend the Company's online service brands, the rejection of the Company's services by web consumers and/or advertisers, the inability of the Company to maintain and increase the levels of traffic on its online services, as well as other risks and uncertainties. Failure to successfully address these risks may have a material adverse impact on the Company's operations and financial position.

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments and accounts receivable. The Company deposits its cash with one major financial institution and such deposits do not exceed insured amounts. The Company's customers range from large corporations to relatively small organizations. The Company does not require collateral for accounts receivable. The Company evaluates each customer's credit worthiness and establishes allowances as necessary.

                      ENHANCED RESPONSE TECHNOLOGIES, INC.
                         (FORMERLY MOTIVATIONNET, INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

STOCK-BASED COMPENSATION

     The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price of options to purchase that stock.

COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The disclosures prescribed by SFAS No. 131 are effective for year ended December 31, 1998. The Company has determined that it does not have any separately reportable business segments as of December 31, 1998.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, Software for Internal Use, which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect that the adoption of SOP No. 98-1 will have a material impact on its financial statements.

NOTE 5 -- PROPERTY AND EQUIPMENT

     Property and equipment as of December 31, 1997 is summarized as follows (in thousands):

                                                              1997
                                                              ----
Computer equipment..........................................  $321
Furniture and fixtures......................................     7
Computer software...........................................   335
                                                              ----
                                                               663
Accumulated depreciation and amortization...................   (96)
                                                              ----
                                                              $567
                                                              ====

                      ENHANCED RESPONSE TECHNOLOGIES, INC.
                         (FORMERLY MOTIVATIONNET, INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 -- NOTES PAYABLE

     During 1997, DMT provided funding to the Company of approximately $4,056,000 through a non-interest bearing note payable. The Company recognized imputed interest expense on the note payable based on the prime rate plus 1.0% (9.5% as of December 31, 1997). The note payable and related accrued interest were transferred to MNet as of March 31, 1998 in connection with its formation. Upon the formation of MNet, $5,000,000 of the note payable balance then outstanding and the related accrued interest of $229,550 were transferred to MNet and converted by DMT to a capital interest in MNet (see Note 2).

     The Company had notes payable to an officer of $60,000 as of December 31, 1997. Borrowings under the notes payable bore interest at 7.0% and were repaid in April 1998.

     Interest expense was $0 and $116,400 in 1996 and 1997, respectively.

NOTE 7 -- CAPITAL STRUCTURE

COMMON STOCK

     Upon formation in June 1996, the Company was authorized to issue 1,000,000 shares of no par value common stock. The Company issued 1,000 shares of common stock in connection with its initial capitalization. Pursuant to the unanimous consent of the stockholders on June 17, 1997, the authorized shares of common stock were increased to 6,000,000 and the Company declared a 2000-for-one stock split effective July 1, 1997.

COMMON STOCK OPTIONS

     On November 17, 1997, the Company adopted the MotivationNet, Inc. 1997 Incentive Stock Option Plan (the "Plan"). As of December 31, 1997, the Company had reserved 200,000 shares of common stock for issuance under the Plan. Effective August 12, 1998 the Board of Directors increased the common stock reserved for the Plan from 200,000 shares to 650,000 shares. Pursuant to the Plan provisions, grant prices of options issued under the Plan can be no less than the fair market value of the Company's common stock as of the date of grant, the options vest at a rate of no less than 20% per year and the term of the options can be no more than seven years from the date of grant. During 1997, the Company granted 140,100 shares under the Plan, with one-third of the options originally vesting as of January 1, 1998, 1999 and 2000. In connection with the formation of MNet (see Note 2), these options became fully vested.

     Pursuant to an employment agreement, an executive of the Company was granted options to purchase 0.5% of the shares outstanding as each of the following dates: May 7, 1997, December 31, 1997, June 30, 1998 and December 31, 1998. The aggregate option price for such shares was fixed at $12,500. The employment agreement was amended in August 1998 to the allow executive to purchase 180,000 shares for the $12,500, upon which the executive exercised such options.

     The Company accounts for stock-based compensation in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for employee stock options is measured as the excess, if any, of the fair market value the Company's common stock at the date of grant over the amount the employee must pay to acquired. In connection with certain stock option grants during the year ended December 31, 1997, the Company recognized unearned compensation, which is being amortized over the service period for

                      ENHANCED RESPONSE TECHNOLOGIES, INC.
                         (FORMERLY MOTIVATIONNET, INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

which the options were granted. The unearned compensation as of December 31, 1997 is reported as component of shareholders' deficiency.

     Following is a summary of incentive stock option activity for the year ended December 31, 1997. There was no activity in the Plan prior to January 1, 1997.

                                                                           WEIGHTED
                                                                           AVERAGE
                                                            OUTSTANDING    EXERCISE
                                                              SHARES        PRICE
                                                            -----------    --------
Outstanding as of December 31, 1996.......................         --          --
  Granted.................................................    140,100       $1.00
  Exercised...............................................         --          --
  Canceled................................................    (15,000)       1.00
                                                              -------       -----
Outstanding as of December 31, 1997.......................    125,100       $1.00
                                                              =======       =====
Options vested as of December 31, 1997....................         --          --
                                                              =======       =====

     The following table summarizes information about fixed stock options outstanding at December 31, 1997:

                                          OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                                          AT DECEMBER 31, 1997               AT DECEMBER 31, 1997
                               ------------------------------------------    ---------------------
                                                  AVERAGE       WEIGHTED                 WEIGHTED
                                                 REMAINING       AVERAGE                 AVERAGE
                                  NUMBER        CONTRACTUAL     EXERCISE     NUMBER      EXERCISE
       EXERCISE PRICE          OUTSTANDINGS    LIFE (YEARS)       PRICE      VESTED       PRICE
       --------------          ------------    -------------    ---------    -------    ----------
$1.00                            125,100           6.83           $1.00        --          --
                                 -------           ----           -----         --          --

     The weighted average fair value of options granted in 1997 was $0.73.

     Had compensation cost for the Company's Plan been determined based on fair value at the grant date consistent with the method prescribed by SFAS 123, the impact on the Company's net loss would have been increased to the pro forma amounts below (in thousands):

                                                        1996      1997
                                                        -----    -------
Net loss as reported..................................  $(212)   $(4,079)
Net loss -- pro forma.................................     --    $(4,087)

     The fair value of employee stock option grants has been estimated on the date of grant using the minimum value model with the following weighted average assumptions used for grants in 1997:

                                                               1997
                                                              -------
Risk-free interest rate.....................................    5.72%
Expected life...............................................  5 years
Dividends...................................................       --

NOTE 8 -- SAVINGS PLAN

     In November 1997 the Company established the MotivationNet, Inc. 401-K Plan (the "Savings Plan"), which covers substantially all employees. Under the Savings Plan, employees are permitted to

                      ENHANCED RESPONSE TECHNOLOGIES, INC.
                         (FORMERLY MOTIVATIONNET, INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

contribute up to 15.0% of their gross compensation, subject to limitations of the Internal Revenue Code. The Company does not make matching contributions to the Savings Plan.

NOTE 9 -- LEASES

     The Company leases office space and equipment under noncancelable operating leases with various expiration dates through 1999. Under the terms of office space lease, the Company is responsible for certain real estate taxes and other operating costs. The Company's rent expense was $16,000 and $46,000 in 1996 and 1997, respectively.

     Future minimum lease payments under noncancelable operating leases as of December 31, 1997 are as follows (in thousands):

                                                              OPERATING
                        DECEMBER 31,                           LEASES
                        ------------                          ---------
1998........................................................     $65
1999........................................................      24
                                                                 ---
          Total minimum lease payments......................     $89
                                                                 ===

NOTE 10 -- INCOME TAXES

     As of December 31, 1997, the Company has net operating loss carryforwards of approximately $161,000 for federal income tax reporting purposes. The net operating loss carryforwards expire in 2011.

     The difference between the income tax benefit at the federal statutory rate and the Company's effective tax rate is due primarily to recognition of a full valuation allowance to offset the net deferred tax assets.

     The estimated tax effect of significant temporary differences and carryforwards that give rise to deferred income tax assets as of December 31, 1997 are as follows (in thousands):

                                                               1997
                                                              -------
Net operating loss carryforwards............................  $    64
Non-deducted research and experimentation costs.............    1,475
Accrued expenses............................................      110
Deferred compensation.......................................       39
Non-deducted start-up costs.................................       20
                                                              -------
Gross deferred tax assets...................................    1,708
Valuation allowance.........................................   (1,708)
                                                              -------
Net deferred tax asset......................................  $    --
                                                              =======

     The Company has recorded a valuation allowance against the net deferred tax assets due the Company operating at a net loss since inception and due to uncertainties surrounding their realization.

NOTE 11 -- CONTINGENCIES

     The Company is the subject of various claims and actions in the ordinary course of its business. All such matters are subject to uncertainties that are not predictable with assurance. However, it is

                      ENHANCED RESPONSE TECHNOLOGIES, INC.
                         (FORMERLY MOTIVATIONNET, INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

management's opinion that the disposition of such matters will not have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 12 -- SUBSEQUENT EVENTS

     On November 30, 1998, the shareholders of the Company reached an agreement to sell the Company to MyPoints.com, Inc. (formerly Intellipost Corporation).

                                [MYPOINTS LOGO]
                                4,000,000 SHARES

                                  COMMON STOCK
                           -------------------------

     MyPoints.com, Inc. is offering 2,300,000 shares of common stock. The selling stockholders identified in this prospectus are offering an additional 1,700,000 shares. MyPoints.com will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

     Our common stock is quoted on the Nasdaq National Market under the symbol "MYPT." The last reported sale price of the common stock on February 23, 2000 was $46.00 per share.
                           -------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                           -------------------------

                                                              PER SHARE       TOTAL
                                                              ---------    ------------
Public Offering Price.......................................   $45.88      $183,500,000
Underwriting Discounts and Commissions......................   $ 2.41      $  9,640,000
Proceeds to MyPoints.com, Inc...............................   $43.47      $ 99,969,500
Proceeds to the Selling Stockholders........................   $43.47      $ 73,890,500

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The underwriters may also purchase up to an additional 600,000 shares at the public offering price, less the underwriting discounts and commissions, within 30 days of this prospectus to cover over-allotments.

                           -------------------------

                          Joint book-running managers

ROBERTSON STEPHENS INTERNATIONAL                     MERRILL LYNCH INTERNATIONAL
                           -------------------------

SALOMON SMITH BARNEY INTERNATIONAL
                      BEAR, STEARNS INTERNATIONAL LIMITED
                                                  J.P. MORGAN SECURITIES LTD.

               The date of this prospectus is February 23, 2000.

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, acting as joint book-running managers, and Salomon Smith Barney Inc., Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc., have each separately agreed with MyPoints.com and the selling stockholders, subject to the terms and conditions of the underwriting agreement, to purchase from MyPoints.com and the selling stockholders the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for these shares if any are purchased.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
FleetBoston Robertson Stephens Inc. and FleetBoston
  Robertson Stephens
  International Limited.....................................  1,035,000
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated and Merrill Lynch
  International.............................................  1,035,000
Salomon Smith Barney Inc. and Salomon Brothers International
  Limited...................................................    690,000
Bear, Stearns & Co. Inc. and Bear, Stearns International
  Limited...................................................    345,000
J.P. Morgan Securities Inc. and J.P. Morgan Securities
  Ltd.......................................................    345,000
Allen & Company Incorporated................................     75,000
Donaldson, Lufkin & Jenrette Securities.....................     75,000
Robert W. Baird & Co. Incorporated..........................     60,000
William Blair & Company, L.L.C. ............................     60,000
First Union Securities, Inc. ...............................     60,000
U.S. Bancorp Piper Jaffray Inc. ............................     60,000
C.E. Unterberg, Towbin......................................     60,000
First Analysis Securities Corporation.......................     50,000
Shemano Group...............................................     50,000
                                                              ---------
          Total.............................................  4,000,000
                                                              =========

     The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at this price less a concession of not in excess of $1.45 per share, of which $0.10 may be reallowed to other dealers. After the completion of this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No reduction of this type will change the amount of proceeds to be received by us or the selling stockholders as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. FleetBoston Robertson Stephens Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated expect to deliver the shares of common stock to purchasers on February 29, 2000.

     Over-Allotment Option. We and some of the selling stockholders have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 600,000 additional shares of common stock at the same price per share as we and the selling stockholders will receive for the 4,000,000 shares that the underwriters have agreed to purchase from us and the selling stockholders. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of these additional shares that the number of shares of common stock to be purchased by the underwriter shown in the table above bears to the total number of the shares shown in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the 4,000,000 shares are being sold. We and the selling stockholders will be obligated, under the terms of the option, to sell shares to the extent the option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of the shares of common stock in this offering. If the option is exercised in full, the total public offering price will be $211.0 million, the total underwriting discounts and commissions will be $11.1 million, the total proceeds to us will be $106.5 million and the total proceeds to selling stockholders will be $93.4 million at an assumed public offering price of $45.88. The expenses of this offering are estimated at $1.0 million and are payable entirely by MyPoints.com.

     Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters, MyPoints.com and the selling stockholders against civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

     Lock-Up Agreements. All of our executive officers and directors, and a substantial number of our stockholders have agreed, until May 14, 2000, not to offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights to, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or subsequently acquired directly by the holders or to which they have or subsequently acquire the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. There are no agreements between the representatives and any of our stockholders providing consent by the representatives to the sale of shares prior to the expiration of this lock-up period, except that Steven M. Markowitz may pledge up to 50,000 shares free of the lock-up.

     Future Sales. In addition, we have agreed that during the period of 90 days after the date of this prospectus, we will not, without the prior written consent of FleetBoston Robertson Stephens Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated issue, sell, contract to sell or otherwise dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than our sale of shares in this offering, the issuance of shares of common stock upon the exercise of outstanding options or warrants and the grant of options to purchase shares of common stock under existing employee stock option or stock purchase plans. See "Shares Eligible For Future Sale."

     Share Purchase. In March 1999, Bayview Investors Ltd., an affiliate of FleetBoston Robertson Stephens Inc., purchased 50,000 shares of Series E preferred stock at a price of $5.00 per share. The purchase of these shares was deemed by the National Association of Securities Dealers, Inc., to constitute underwriting compensation in connection with our initial public offering. Therefore, these shares cannot be sold, transferred, assigned, pledged or hypothecated by any person until August 19, 2000, except to officers or partners of the underwriters or members of the selling group and their officers or partners.

     Stabilization. The representatives have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is a bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by the underwriter or syndicate member. The representatives have advised us that transactions of these types may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California will pass upon the validity of the common stock sold in this offering for MyPoints.com. Fenwick & West LLP, Palo Alto, California will pass upon certain legal matters in connection with this offering for the underwriters. As of December 31, 1999, investment partnerships and a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially owned an aggregate of 149,720 shares of common stock of MyPoints.com. Mario M. Rosati, one of our directors and our secretary, and Christopher D. Mitchell, our assistant secretary, are members of Wilson Sonsini Goodrich & Rosati. Of these shares, 16,666 are issuable upon exercise of options held by Mr. Rosati, which options have an exercise price of $0.10 per share. From our inception through December 31, 1999, MyPoints.com, Inc. has accrued a total of $819,166.65 in fees to Wilson Sonsini Goodrich & Rosati.

                                    EXPERTS

     The consolidated financial statements of MyPoints.com, Inc. at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The combined financial statements of Enhanced Response Technologies, Inc. at December 31, 1997, and for the period from June 25, 1996 (inception) to December 31, 1996 and the year ended December 31, 1997, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     MyPoints.com has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the common stock sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits and schedule. For further information about MyPoints.com and our common stock, we refer you to the registration statement and the accompanying exhibits and schedule. Statements contained in this prospectus regarding the contents of any contract or any other document to which we refer are not necessarily complete. In each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference. Copies of the registration statement and the accompanying exhibits and schedule, may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., or obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

                            DESCRIPTION OF GRAPHICS


INSIDE FRONT COVER:

     Rewards providers logos above two half-circle flow charts surrounding the MyPoints logo that illustrate the MyPoints Internet Loyalty Infrastructure and Internet Direct Marketing Services.


FRONT COVER GATEFOLD:

     MyPoints logo with flow chart of our web pages illustrating aspects of member interaction including joining the program, and opportunities to monitor, earn and redeem points.


INSIDE BACK COVER

     MyPoints logo with web pages representative of co-branding of the MyPoints rewards program.

                                [MYPOINTS LOGO]